UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 11, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No X
Enclosure:     ANGLOGOLD ASHANTI ANNUAL FINANCIAL STATEMENTS FOR THE
                    YEAR ENDED DECEMBER 31, 2012

2012
{
ANNUAL
FINANCIAL
STATEMENTS

Safety is our ﬁrst value.
We place people ﬁrst and correspondingly put the highest
priority on safe and healthy practices and systems of work.
We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving
their best. We seek to preserve people’s dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can
make to our business success. We are honest with ourselves
and others, and we deal ethically with all of our business and social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving beneﬁt
from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions and
undertake to deliver on our commitments.
We are focused on delivering results and we do what we
say we will do. We accept responsibility and hold ourselves
accountable for our work, our behaviour, our ethics and our
actions. We aim to deliver high performance outcomes and
undertake to deliver on our commitments to our colleagues,
business and social partners, and our investors.
The communities and societies in which we
operate will be better off for AngloGold Ashanti
having been there.
We uphold and promote fundamental human rights where we
do business. We contribute to building productive, respectful and mutually beneﬁcial partnerships in the communities in
which we operate. We aim to leave host communities with a
sustainable future.
We respect the environment.
We are committed to continually improving our processes in
order to prevent pollution, minimise waste, increase our carbon efﬁciency and make efﬁcient use of natural resources. We will develop innovative solutions to mitigate environmental and
climate risks.
MISSION
To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
VALUES
OUR
VISION
TO BE THE LEADING MINING COMPANY

CONTENTS
02
Scope of report
04
Our business
FINANCIAL
PERFORMANCE
07
Key features of the year
08
Chief Financial Ofﬁcer’s report
11
One-year forecast – 2013
12
Five-year financial and
operating summaries
GOVERNANCE
17
Chairman’s letter – Audit and
Corporate Governance Committee
21
Chairperson’s letter – Social,
Ethics and Transformation
Committee
22
Corporate governance report
FINANCIAL
STATEMENTS
38
Directors’ approval
38
Secretary’s certiﬁcate
38
Afﬁrmation of ﬁnancial statements
39
Directors’ report
52
Remuneration report
67
Independent auditor’s report
68
Group ﬁnancial statements
157
Company ﬁnancial statements
191
Principal subsidiaries and
operating entities
OTHER
193
Non-GAAP disclosure
199
Abbreviations
200
Shareholder information
205
Administrative information
Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled “Risk factors related to AngloGold Ashanti’s suite of 2012 reports” on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these Annual Financial Statements or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
06
}
37
}
16
}
192
}
{
1
CONTENTS
See the guide to using our reports
on the inside back cover and ﬂap.
Guide to using our reports
The Review of Operations and Projects,
previously included in this report, will be
replaced by detailed individual proﬁles on
each operation and project. These proﬁles will
be made available on the corporate website
at www.aga-reports.com during the second
quarter of 2013.

SCOPE OF REPORT
As part of a comprehensive suite of annual
reports to shareholders, this report addresses
our statutory reporting requirements.
AngloGold Ashanti Limited (AngloGold Ashanti) has
compiled a suite of reports covering the ﬁnancial year ended
31 December 2012 to illustrate the fundamental link between
the risks and opportunities that face the business in the short, medium and long term, and how the group’s strategy has
developed to ensure that it responds appropriately to these
risks and opportunities while creating and sustaining value for all stakeholders.
The full suite of 2012 reports comprises:
•
Annual Integrated Report, the primary report;
•
Annual Financial Statements;
•
Sustainability Report;
•
Online Sustainability Report;
•
Mineral Resource and Ore Reserve Report;
•
Operational and Project Proﬁles; and
•
Notice of Meeting (includes various shareholder voting forms).
In addition, supplementary information which includes the
document entitled “Risk factors related to AngloGold Ashanti’s suite of 2012 reports” which document is incorporated by
reference into these Annual Financial Statements, is available on AngloGold Ashanti’s 2012 online corporate report website,
www.aga-reports.com.
This report, the Annual Financial Statements 2012, is a
fundamental component of this suite of reports and addresses the ﬁnancial and governance requirements of the company
in line with its primary listing on the Johannesburg Stock
Exchange (JSE). In particular, it provides details on AngloGold
Ashanti’s approach to corporate governance and both the
group and company ﬁnancial statements for the 2012 ﬁnancial
year. These ﬁnancial statements have been prepared in
accordance with: International Financial Reporting Standards
(IFRS) and interpretations of those standards, as adopted
by the International Accounting Standards Board (IASB); the
South African Companies Act, 71 of 2008; and the Listings
Requirements of the JSE.
This report, together with the Notice of Meeting 2012 and the relevant shareholder voting forms, is submitted to the JSE in
South Africa, as well as the New York, London, Ghana and
Australian stock exchanges on which AngloGold Ashanti is
listed. The full suite of annual reports will be furnished to the
United States Securities and Exchange Commission (SEC) on
Form 6-K.
Each operation and project has its own separate proﬁle that
reports comprehensively on developments, progress and
challenges of the past ﬁnancial year.
Previously this information was available in the Annual
Financial Statements but is now reported more holistically
in these proﬁles which will be made available online. For
ease of use, a detailed guide to the full suite of reports
may be found on the ﬂap of the inside back cover of this
Key
stakeholders
Governments
Shareholders
and financiers
Communities
Employees
Our priority
stakeholder groups
For the purposes of our reporting, we have
identiﬁed our major stakeholder groups.
2012 ANNUAL FINANCIAL STATEMENTS

}

document and all of these reports, including the Notice
of Meeting, are available via an interactive online guide at
www.aga-reports.com.
The 2012 suite of reports covers all operations and entities in which the group has a controlling interest and which are under the management of AngloGold Ashanti or where the company
has interests or joint ventures in the management structure.
Information relating to joint ventures and other interests is provided for context.
ASSURANCE AND APPROVALS
AngloGold Ashanti’s suite of 2012 annual reports has been
approved and assured as follows:
•
The Annual Financial Statements 2012 for the year ended
31 December 2012 were approved by the board of
directors on 19 March 2013. These ﬁnancial statements
were prepared by the corporate reporting staff of AngloGold
Ashanti Limited, headed by John Edwin Staples, the group’s
Chief Accounting Ofﬁcer. This process was supervised by
Srinivasan Venkatakrishnan, the group’s Chief Financial
Ofﬁcer, and Mark Cutifani, the group’s Chief Executive
Ofﬁcer. In accordance with Section 29(1)(e)(ii) of the
Companies Act, No 71 of 2008 (as amended), the Annual
Financial Statements for AngloGold Ashanti Limited for the
year ended 31 December 2012 were audited by Ernst &
Young Inc., the company’s independent external auditors,
whose unqualiﬁed audit report may be found on page 67 of
the Annual Financial Statements.
•
Following its recommendation by the Audit and Corporate
Governance Committee, the Annual Integrated Report 2012
was approved by the board of directors on 19 March 2013.
•
The Sustainability Report 2012 and Online Sustainability
Report 2012 were approved by the board of directors on
19 March 2013. AngloGold Ashanti has declared an A+
application in line with the Global Reporting Initiative’s
(GRI’s) G3.0 guidelines and the Mining and Metals Sector
Supplement. Ernst & Young Inc. have assured certain
sustainability information in these reports, the assurance
statement for which may be found at www.aga-reports.
com/12/assurance.
•
The Mineral Resource and Ore Reserve Report 2012 was
approved by the board of directors on 19 March 2013. The
chairman of the Mineral Resource and Ore Reserve Steering
Committee assumes responsibility for this report.
PROGRESSION TOWARDS INTEGRATED
REPORTING AND COMBINED ASSURANCE
AngloGold Ashanti is committed to the progressive
implementation of integrated reporting at all levels of its
business. This reporting should, and does, reﬂect a holistic account of our business – both ﬁnancial and non-ﬁnancial
targets and our performance against them – and our vision
for the future. Under the guidance of the Audit and Corporate
Governance Committee, a combined assurance model has
been adopted to provide a co-ordinated approach to all
assurance activities. We believe this will enable the board and management to assess whether the signiﬁcant risks facing the group are complete and adequately mitigated. The combined
assurance model facilitates a group-wide integration and
leveraging of the various control, governance and assurance
processes and its introduction has brought a new dimension to assurance within the group through the value derived from the integrated assurance teams.
During 2012, all signiﬁcant operations within AngloGold
Ashanti were subjected to risk-based, integrated, technical
or commercial combined assurance reviews. The outcomes
of these reviews provided reasonable assurance to allow the
board, on recommendation from the Audit and Corporate
Governance Committee, to conclude on the effectiveness of
the group’s system of internal controls.
While we endeavour to move towards a fully integrated online platform for reporting, we note that many stakeholders will
not have access to our website, and that some stakeholders
prefer printed copies of our reports. This report is accessible both online and as a printed report, available on request
from companysecretary@anglogoldashanti.com or PO Box
62117, Marshalltown, Johannesburg 2107. To further facilitate communication, where relevant, several of these reports have been translated into French, Spanish and Portuguese.
FOR NOTING
The following key parameters should also be noted in respect of our reports:
•
Production is expressed on an attributable basis unless otherwise indicated.
•
The average number of employees is reported for AngloGold Ashanti subsidiaries and joint ventures. Employee numbers for joint ventures represents the group’s attributable share.
•
There were no restatements during the year for the group annual ﬁnancial statements.
•
Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.
•
Locations on maps are for indication purposes only.
•
Group and company are used interchangeably, except in the ﬁnancial statements.
•
Statement of ﬁnancial position and balance sheet are used interchangeably.
For terminology used refer to the Glossary of terms and Non-GAAP disclosure at www.aga-reports.com.
{

INTRODUCTION

OUR BUSINESS
AngloGold Ashanti, one of the world’s foremost gold exploration, mining and marketing companies, holds a portfolio of operations and projects on four continents, and has a worldwide exploration programme. We work across the full spectrum of the mining value chain, and are concerned with the impact of our activities on the diverse communities and environments in which we operate.
10
4
5
6
11
7
8
9
12
2 13
1
3
Americas
Continental Africa
South Africa
Australasia
OPERATIONS
1
Argentina
5
Guinea
8
South Africa
9
Tanzania
Cerro Vanguardia (92.5%)
Siguiri (85%)
Vaal River
Geita
2
Australia
6
Mali
Great Noligwa
10
United States
Sunrise Dam
Morila (40%)
Kopanang
Cripple Creek & Victor
3
Brazil
Sadiola (41%)
Moab Khotsong
(CC&V)
Serra Grande
(1)
Yatela (40%)
Surface operations
AGA Mineração
7
Namibia
Mine Waste Solutions
4
Ghana
Navachab
West Wits
Iduapriem
Mponeng
Obuasi
Savuka
TauTona
MAJOR PROJECTS
11
Colombia
12
DRC
13
Australia
Gramalote (51%)
Kibali (45%)
Tropicana (70%)
La Colosa
Mongbwalu (86.2%)
(1)
Effective 1 July 2012, AngloGold
Ashanti increased its shareholding
from 50% to 100%.
Percentages indicate the
ownership interest of AngloGold
Ashanti, whether held directly
or indirectly. All operations and
projects are 100%-owned
unless otherwise indicated.
2012 ANNUAL FINANCIAL STATEMENTS

}

OUR OPERATIONS AND PROJECTS
Headquartered in Johannesburg, South Africa, AngloGold
Ashanti has 21 operations in 10 countries. Major development projects are Tropicana located in Australia, Kibali in the
Democratic Republic of the Congo (DRC) and La Colosa
in Colombia.
Our extensive brownﬁeld, greenﬁeld and marine exploration
programmes extend to 12 countries, in both established and
new gold-producing regions through managed and non-
managed joint ventures, strategic alliances and wholly owned ground holdings. We have an interest in Rand Reﬁnery in South
Africa, and own and operate the Queiroz reﬁnery in Brazil.
The group is managed according to four geographic regions,
namely:
•
South Africa, which comprises two mining areas and
associated infrastructure – namely West Wits and Vaal River, which together comprise six deep-level mining operations
and surface operations. In July 2012, AngloGold Ashanti
concluded the acquisition of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, which operates in the Vaal
River area of South Africa.
•
Continental Africa, which comprises the operations in
Ghana, Guinea, Mali, Namibia and Tanzania, as well as
projects in the DRC.
•
Americas, comprising operations in Argentina, Brazil and
the USA, as well as projects in Colombia. AngloGold Ashanti
concluded the acquisition of the remaining 50% interest in
Serra Grande in Brazil during the year.
•
Australasia, which currently focuses on a mine and a project in Australia.
OUR PEOPLE
AngloGold Ashanti’s operations and joint ventures employed,
on average, 65,822 people (including contractors) in 2012
(2011: 61,242).
OUR PRODUCTS
Gold has been a much sought-after source of wealth over the
centuries. It has extensive uses as an investment, safe-haven asset, hedge against inﬂation a store of value, as jewellery, in the electronics industry and in medical technology.
Once mined, the ore is processed into doré (unreﬁned gold bars)
at AngloGold Ashanti’s operations and the product is dispatched to various precious metals reﬁneries. The gold is reﬁned to a purity of at least 99.5%, in accordance with the standards of
‘good delivery’ as determined by the London Bullion Market
Association (LBMA).
In addition to gold, valuable by-products including silver,
sulphuric acid and uranium are produced in the process of
recovering the gold mined at our various operations. These are important inputs to other markets and industries, demonstrating a valuable contribution from our mining.
OUR MARKETS
AngloGold Ashanti’s primary direct customers are typically
bullion banks acting as intermediaries for gold markets.
We promote our product in target markets, by supporting
initiatives aimed at improving gold jewellery design. This is mainly through the AuDITIONS programme of jewellery design
competitions. Jewellery consumption in countries such as India and China is still an important source of physical gold demand.
OUR SHAREHOLDERS
AngloGold Ashanti’s primary listing is on the JSE in
Johannesburg. The company is also listed on the New York
Stock Exchange, the London Stock Exchange, the Ghana
Stock Exchange and the Australian Securities Exchange. The
Government of Ghana held a 1.66% interest in the company
(as at 31 December 2012). The governments of Mali, Guinea
and the DRC hold direct interests in our subsidiaries in those countries and in Argentina, the province of Santa Cruz has a stake in our operation there. In South Africa, a black economic empowerment (BEE) transaction undertaken in 2006 transferred an amount equivalent to 6% of the value of our South African production to employees participating in an Employee Share
Ownership Plan (ESOP) and to our BEE partner, Izingwe
Holdings. At year end, 25,284 employees were participants to the ESOP.
As at 31 December 2012, AngloGold Ashanti had 383,320,962
ordinary shares in issue and a market capitalisation of
$12.02bn (2011: $16.23bn).
RESPONSIBLE GOLD
AngloGold Ashanti is a strong proponent of responsible
gold and is intent on producing gold that meets the highest
standards of responsibility and supply chain transparency. The company follows practices consistent with LBMA standards,
the Responsible Gold Guidance and the World Gold Council
Conﬂict Free Gold Standard, which are consistent with the
Organisation for Economic Co-operation and Development
(OECD) Due Diligence Guidance for Responsible Supply
Chains of Minerals from Conﬂict-Affected and High-Risk Areas.
Three operations are also certiﬁed to the Responsible Jewellery
Council’s Code of Practices.
AngloGold Ashanti participated in the establishment of these standards and certiﬁcation procedures. We believe that the
gold industry can and should be an agent for positive social and economic development in host countries, and should closely
examine its role in areas affected by or at high risk of conﬂict.
See page 45 of our Sustainability Report for details.
{

INTRODUCTION

FINANCIAL
PERFORMANCE
THIS SECTION HIGHLIGHTS THE MAJOR
FINANCIAL FEATURES OF 2012, GIVING AN
INDICATION OF THE PERFORMANCE OF THE
COMPANY IN THE PAST FINANCIAL YEAR.
}
2012 ANNUAL FINANCIAL STATEMENTS

}

KEY FEATURES OF THE YEAR
FOR THE GROUP
Gold production
(000oz)
08
09
10
11
12
0
1,000
2,000
3,000
4,000
5,000
4,331
3,944*
4,515
4,599
4,982
Capital expenditure
(2)
($m)
08
09
10
11
12
0
500
1,000
1,500
2,000
2,500
1,527
2,154
1,015
1,027
1,201
AIFR
(1)
(per million hours worked)
08
09
10
11
12
0
5
10
15
20
9.76
7.72
11.50
12.88
16.66
Return on equity
(3)
(%)
08
09
10
11
12
0
5
10
15
20
25
30
25
18*
20
26
1
Total cash costs
($/oz)
08
09
10
11
12
0
200
400
600
800
1,000
728
862*
638
514
444
Adjusted headline earnings
(4)
($m)
08
09
10
11
12
0
300
600
900
1,200
1,500
1,297
924
787
708
19
EBITDA
(5)
($m)
08
09
10
11
12
0
500
1,000
1,500
2,000
2,500
3,000
3,500
3,014
2,397
1,897
1,663
1,131
Net cash inflow from operating activities
(6)
($m)
08
09
10
11
12
0
500
1,000
1,500
2,000
2,500
3,000
2,655
1,802
1,669
1,299
584
(5)
Excludes hedge buy-back costs in years 2008 to 2010
* Gold production, total cash costs and return on equity were adversely impacted in 2012, primarily due to the unprotected strike in South Africa
(6)
Excludes hedge buy-back costs in years 2008 to 2010
(2)
Includes equity-accounted investments
(1)
All injury frequency rate
(3)
Excludes hedge buy-back costs in years 2008 to 2010
(4)
Excludes hedge buy-back costs in years 2008 to 2010
{

FINANCIAL PERFORMANCE

Srinivasan
Venkatakrishnan
Chief ﬁnancial ofﬁcer
CHIEF FINANCIAL OFFICER’S REPORT
Maintained balance sheet
ﬂexibility despite operational
and industry headwinds
EXECUTIVE SUMMARY
When compared to 2011, the year under review came with
a multitude of challenges. These included: increased safety
stoppages at our South African operations during the ﬁrst
half of 2012; a protracted strike in the same region during the second half of the year; poor operational performance from the
Ghanaian mines in Continental Africa; all of which impacted
production, costs, earnings and cash ﬂow signiﬁcantly. In
addition, the group faced a serious threat to its investment grade credit ratings following the strikes in South Africa and the downgrade to the South African sovereign ratings by all
three credit rating agencies; and, ﬁnally, the need to cash fund acquisitions and key anchor growth projects in South Africa,
Continental Africa, Americas and Australia. Unlike the previous three years which saw the gold price rally sharply year on year,
2012 saw the average gold price increase by 6% only, which
was insufﬁcient to mitigate inﬂation and production shortfalls.
Despite the considerable headwinds faced in 2012, the group
had a number of successes, notably:
•
The group’s asset portfolio taken as a whole with the
exception of South Africa and Ghana (in Continental Africa), performed broadly in line with expectations;
•
Cash generated by the group in 2012, before project capital
and despite the strike impact, was $441m. Of this cash
generation, AngloGold Ashanti returned some $236m (54%)
to its shareholders as dividends and invested the balance in projects. Had there been no strike in South Africa, the cash generation would have been at least $200m better;
•
The group was able to successfully fund two acquisitions
(the residual 50% interest in Serra Grande in Brazil, Americas and First Uranium South Africa (FUSA) which owns Mine
Waste Solutions) for $555m, both of which have been cash
generative since the acquisition date;
•
Pro-active ﬁnancial planning and timely debt raisings helped the group fund project capital of some $1.1bn, of which
its key growth projects accounted for close to 80% of the
spend; and
•
AngloGold Ashanti successfully defended and maintained
its investment grade credit ratings during 2012.
DELIVERY AGAINST FINANCIAL OBJECTIVES
SET FOR 2012
The core ﬁnancial objectives for 2012 as outlined in the
previous year’s report were:
1. Ensuring that the investment grade credit ratings
are maintained
This objective was successfully met with Moody’s Investor
Service upgrading the investment grade credit rating of
AngloGold Ashanti in March 2012 from Baa3 to Baa2, with
a stable outlook. In October 2012, following extensive labour unrest in the South African mining industry and downgrades
of the South African sovereign ratings and several other state owned companies, banks, municipalities and corporates,
AngloGold Ashanti was placed on “credit watch negative”
by Standard & Poor’s (S&P). In December 2012, the group
successfully defended and maintained its investment grade
rating with S&P of BBB-, albeit with a negative outlook.
2. Maintaining a ﬂexible statement of ﬁnancial position
with sufﬁcient long-term debt headroom
Unlike 2011, both 2012 and 2013 are capital intensive
years as the group is building and developing new projects
in Continental Africa (Kibali and Mongbwalu in the DRC),
Australia (Tropicana), Americas (CC&V expansion in the United
States and other projects in Brazil) and South Africa (notably
Mponeng). Net debt was forecast to increase over this period and the group therefore pro-actively managed its ﬁnancial
ﬂexibility. The steps taken in this regard included:
2012 ANNUAL FINANCIAL STATEMENTS

}

•
In July 2012, the group’s undrawn revolving credit facility
of $1bn which was scheduled to mature in 2014 was
reﬁnanced as a ﬁve-year facility for the same amount,
maturing in July 2017;
•
The group also issued a new ten-year rated bond for
$750m, maturing in July 2022, to introduce further tenor
and diversify its funding sources; and
•
Raised an aggregate of R1bn from the South African debt
markets under its Domestic Medium Term Note Programme
in October 2012 to cover the funding shortfall resulting from the strikes in South Africa.
At the end of 2012, the group’s net debt to EBITDA ratio was
0.9 times and the group had sufﬁcient cash balances and
liquidity headroom under its banking facilities to meet its 2013 project capital requirements.
3.   Maintaining earnings and cash ﬂow generation to
shareholders
Earnings for the year were negatively impacted as noted
earlier by the strikes and safety stoppages in South Africa
and operational issues at the Ghanaian mines in Continental
Africa. The group therefore only achieved gold production of
3.94Moz as compared to the annual target of 4.3 – 4.4Moz,
a shortfall of some 10%. The loss of production had a
signiﬁcant negative impact on the group’s unit cash costs,
earnings and cash ﬂow.
REVIEW OF GROUP’S PROFITABILITY,
LIQUIDITY AND STATEMENT OF FINANCIAL
POSITION FOR 2012
The key ﬁnancial and operational metrics for 2012 when
compared to 2011 are provided below and reﬂect the adverse
impact of the strike in South Africa and the operational issues faced at the selected operations referred to above:
Proﬁtability and returns
The lower full year gold production of 3.94Moz and inﬂation
saw unit cash costs increase to $862/oz when compared to
$728/oz recorded in 2011. The strike in South Africa accounted for $33/oz of this increase. When compared to 2011, although the gold price increased by $88/oz (6%), this beneﬁt was more than offset by a 9% fall in gold production and increased costs due to inﬂation.
Key ﬁnancial metrics
2012
2011
% change
Proﬁtability and returns
Adjusted headline earnings
$bn
0.9
1.3
(31)
US cents per share
239
336
(29)
Proﬁt attributable to equity shareholders
$bn
0.8
1.6
(50)
Return on net capital employed
%
14
20
(30)
Return on equity
%
18
25
(32)
Dividends declared per ordinary share
SA cents per share
300
380
(21)
US cents per share
36
49
(27)
Liquidity, cash ﬂow and net debt
Net debt at year end
$bn
2.1
0.6
250
Free cash (out) inﬂow
$bn
(0.7)
0.8
(188)
Earnings before interest, taxes and depreciation
and amortisation (EBITDA)
$bn
2.4
3.0
(20)
Operational metrics
Gold produced
Moz
3.94
4.33
(9)
Price received
$/oz
1,664
1,576
6
Total cash costs
$/oz
862
728
18
Total cash cost margin
%
48
54
(11)
{

FINANCIAL PERFORMANCE

CHIEF FINANCIAL OFFICER’S REPORT continued
Adjusted headline earnings of $924m or 239 US cents per
share were the second-highest on record but represented a
29% decline when compared to 2011. Proﬁt attributable to
equity shareholders fell from $1.55bn in 2011 to $0.83bn in
2012. The 47% drop in proﬁt attributable to equity shareholders when compared to 2011 can be attributed to a 9% fall in gold production, cost inﬂation, higher exploration and evaluation costs, increased ﬁnance costs and impairment charges due to
the derecognition and abandonment of certain assets, related largely to the Obuasi mine in Ghana.
The returns on net capital employed and equity for 2012 were
14% and 18% respectively, lower than our estimates of 16%
and 20%, due primarily to the impact of the strike.
Total dividends declared for 2012 were 300 SA cents per share
(2011: 380 SA cents per share).
Liquidity, cash ﬂow and statement of ﬁnancial
position
For the full year 2012, cash ﬂow metrics were lower as
compared to 2011 due to lower production, the impact of the
South African strike and additionally in the case of free cash
ﬂow, due to signiﬁcant investment in the key growth projects:
•
EBITDA: $2.4bn
•
Cash inﬂow from operating activities: $1.8bn
•
Free cash outﬂow: $666m
Net debt level as at 31 December 2012 closed at $2.06bn,
$1.5bn higher than the level of $610m at the start of the year.
The principal three factors that accounted for the increase in the net debt level were:
•
Project capital of $1.1bn (of which Tropicana, Kibali and
Mongbwalu, CC&V and Mponeng accounted for close to
80% of the spend);
•
Aggregate cash consideration of $555m paid for the Serra
Grande and FUSA acquisitions; and
•
Lost cash ﬂow as a consequence of the South Africa strike of approximately $208m.
Turning to the statement of ﬁnancial position and the ﬁnancing facilities available to the group – as a result of the protracted strike at our South African mines during the fourth quarter,
AngloGold Ashanti raised R1bn under its Domestic Medium
Term Note Programme in South Africa. R700m of this debt
matures in October 2013 whilst the balance of R300m matures
in January 2013 but has since been rolled over in the local bond market.
The group’s principal US dollar and Australian dollar debt
facilities include the following:
•
Fully drawn rated bonds aggregating $1.75bn that mature in
2020, 2022 and 2040;
•
A $1bn revolving credit facility that matures in July 2017 that is currently not drawn and is held as a stand-by facility to meet any project capital needs that cannot be serviced from
cash on hand and operating cash ﬂows;
•
An A$600m credit facility earmarked for the construction of
the Tropicana project that matures in December 2015, of
which $261m was drawn as at year-end; and
•
A $733m convertible bond that matures in May 2014.
Although none of the aforementioned facilities mature within a 12 month period from December 2012, AngloGold Ashanti
has been pro-active in removing any imminent reﬁnancing risk.
With this in mind, in February 2013, it obtained a term facility for 27 months from a syndicate of three banks for $750m
for the sole purpose of ﬁnancing redemption of the $733m
convertible bond, when it matures in May 2014, should this
be needed. This facility provides the group with cost-effective insurance and full ﬂexibility to reﬁnance the $733m convertible bond on timings, structures and terms that are most suited to the group. The terms of this facility are similar to the revolving credit facility up until draw down date in May 2014, and once the facility is drawn in May 2014, the terms resemble that of a bridging facility. This pro-active and prudent move on the part of the group addresses any reﬁnancing concerns that
may arise over the next few months around the 2014 convert
falling due for repayment.
In September 2010, the group issued $789m worth of
mandatory convertible bonds that fall due for conversion into equity in September 2013. When this conversion occurs in the third quarter of 2013, at current share prices, approximately
18.14m shares will be issued as a consideration for the bonds converting into equity and the 6% interest coupon on this bond will cease to be paid.
A more detailed analysis of the group’s income statement,
statement of ﬁnancial position and cash ﬂow statement
for 2012 is available at the corporate report website,
www.aga-reports.com, under Financial Review.
2012 ANNUAL FINANCIAL STATEMENTS

}

FORECAST
For the year ending
31 December 2013
Production
000oz
Expected total cash
cost $/oz
(1)
Capital expenditure
$m
(2)
South Africa 1,331 – 1,429 777 – 805 506
South Africa 1,331 – 1,429 777 – 805 506
Continental Africa 1,375 – 1,476 911 – 945 722
Ghana 464 – 497 1,107 – 1,147 217
Guinea 209 – 225 1,112 – 1,153 30
Mali 163 – 175 1,270 – 1,317 57
Namibia 76 – 82 781 – 810 6
Tanzania 463 – 497 524 – 543 82
Democratic Republic of the Congo – – 330
Americas 977 – 1,048 669 – 694 503
Argentina 221 – 237 626 – 649 75
Brazil 539 – 578 666 – 691 177
Colombia – – 48
United States of America 217 – 233 720 – 747 203
Australasia 417 – 447 949 – 984 320
Australia 417 – 447 949 – 984 320
Other – – 49
AngloGold Ashanti 4,100 – 4,400 815 - 845 2,100
(1)
Based on the following assumptions: R8.75/$, $1.02/A$, BRL2.00/$ and Argentinean peso 5.00/$; Brent crude at $113 per barrel.
(2)
Capital expenditure is managed in line with earnings and cash ﬂows and may ﬂuctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.
Other illustrative estimates
Outlook 2013
Depreciation and amortisation $1,050m
Corporate, marketing and capacity building costs $240m
Expensed exploration and study costs (including equity accounted associates and joint ventures) $377m
Interest and ﬁnance costs (income statement)
(3)
$250m
Interest and ﬁnance costs (cash ﬂow) $190m
Number of shares qualifying for basic EPS at 31 December 2012 387m
In September 2013 the mandatory convertible bonds are due for conversion into equity of 18.14m shares at the current share price.
Weighted average number of shares qualifying for basic EPS for the year ended 31 December 2013. 392m
(3)
Includes coupon on mandatory convertible bonds.
ONE-YEAR FORECAST – 2013
AngloGold Ashanti’s attributable gold production for 2013 is estimated at between 4.1Moz and 4.4Moz. This forecast takes
into account the planned mill change-out at Geita, operational issues experienced at Obuasi and the start of production at
Tropicana in the third quarter of 2013. Total cash costs are forecasted to be between $815/oz and $845/oz.
Both production and total cash costs estimates will be
reviewed quarterly, in light of any safety-related stoppages that might be experienced in South Africa and any other
unforeseen factors.
For 2013, capital expenditure is anticipated to be about
$2.10bn, compared to $2.15bn in 2012. Included the capital
expenditure guidance for 2013 is qualiﬁed deferred stripping costs of $118m.
AngloGold Ashanti may not be able to reach these targets.
Refer to the Forward-looking statements on page 1 of this
report and to the document entitled “Risk factors related to
AngloGold Ashanti’s suite of 2012 reports” which is available on AngloGold Ashanti’s online corporate report website,
www.aga-reports.com, incorporated by reference into these
Annual Financial Statements.
This one-year forecast assumes the existing asset base with
no changes to the portfolio. AngloGold Ashanti is currently
engaged in a portfolio review which may impact on this forecast.
{

FINANCIAL PERFORMANCE

FIVE-YEAR FINANCIAL AND OPERATING
SUMMARIES
Summarised group ﬁnancial results – income statement
US dollar million
2012
2011
2010
2009
2008
Gold income
6,353
6,570
5,334
3,768
3,619
Cost of sales
(4,062)
(3,946)
(3,550)
(2,813)
(2,728)
Loss on non-hedge derivatives and other
commodity contracts
(35)
(1)
(702)
(1,533)
(297)
Gross proﬁt (loss)
2,256
2,623
1,082
(578)
594
Corporate administration, marketing and other
expenses
(291)
(278)
(220)
(164)
(144)
Exploration and evaluation costs
(395)
(279)
(198)
(150)
(126)
Other operating expenses
(41)
(27)
(20)
(8)
(6)
Special items
(402)
163
(126)
691
(1,538)
Operating proﬁt (loss)
1,127
2,202
518                 (209)
(1,220)
Interest
received
43                     52                    43                     54                       66
Exchange
gain
8                       2                     3
112                        4
Dividends received
7
–
–
–
–
Fair value adjustments on convertible bonds
245
188
(56)
(33)
25
Finance costs and unwinding of obligations
(231)
(196)
(166)
(139)
(114)
Share of equity-accounted investments’ (loss) proﬁt
(28)
73
63
94
(138)
Proﬁt (loss) before taxation
1,171
2,321
405                  (121)
(1,377)
Taxation
(322)
(723)
(276)
(147)
197
Proﬁt (loss) after taxation from continuing operations
849                  1,598
129                  (268)
(1,180)
Discontinued operations
Proﬁt from discontinued operations
–
–
–
–
25
Proﬁt (loss) for the year
849                 1,598
129                   (268)
(1,155)
Allocated as follows:
Equity shareholders
830
1,552
76
(320)
(1,195)
Non-controlling
interests
19                     46                     53                     52                    40
849                 1,598
129                  (268)
(1,155)
Summarised group ﬁnancial results – statement of ﬁnancial position
US dollar million
2012
2011
2010
2009
2008
Assets
Tangible and intangible assets
7,963
6,735
6,374
5,996
4,493
Cash and cash equivalents
892
1,112
575
1,100
575
Other assets
3,840
2,955
2,583
2,691
2,992
Total assets
12,695
10,802
9,532
9,787
8,060
Equity and liabilities
Total equity
5,469
5,166
4,113
3,030
2,511
Borrowings
3,583
2,488
2,704
1,931
1,933
Deferred
taxation
1,068
1,158
900                   753                   617
Other liabilities
2,575
1,990
1,815
4,073
2,999
Total equity and liabilities
12,695
10,802
9,532
9,787
8,060
2012 ANNUAL FINANCIAL STATEMENTS

}

Summarised group ﬁnancial results – statement of cash ﬂows
US dollar million
2012
2011
2010
2009
2008
Cash ﬂows from operating activities
Cash generated from operations
2,183
2,923
1,714
1,345
632
Cash utilised by discontinued operations
–
–
–
–
(1)
Dividends received from equity-accounted
investments
72                    111                   143                   101                     78
Net taxation paid
(453)
(379)
(188)
(147)
(125)
Cash utilised for hedge buy-back costs
–
–
(2,611)
(797)
(1,113)
Net cash inﬂow (outﬂow) from operating activities
1,802
2,655
(942)
502
(529)
Cash ﬂows from investing activities
Capital expenditure
(1,758)
(1,393)
(973)
(1,019)
(1,194)
Net (payments) proceeds from acquisition and
disposal of subsidiaries, associates and joint ventures
(684)
(117)
(44)
(354)
10
Net (payments) proceeds from disposal and
acquisition of investments, associate loans, and
acquisition and disposal of tangible assets
(70)
(62)
95
1,132
82
Interest
received
36                      39                    32                    55                      67
(Increase) decrease in cash restricted for use
(3)
(19)
25
(10)
(6)
Other
(129)
(12)
(6)
1                      –
Net cash outﬂow from investing activities
(2,608)
(1,564)
(871)
(195)
(1,041)
Cash ﬂows from ﬁnancing activities
Net proceeds from share issues
2
9
778
295
1,668
Net proceeds (repayments) from borrowings
1,215
(159)
648
43
239
Finance costs paid
(145)
(144)
(115)
(111)
(93)
Dividends paid
(236)
(169)
(117)
(56)
(58)
Acquisition of non-controlling interest
(215)
–
–
–
–
Other
(30)
–
–
–
–
Net cash inﬂow (outﬂow) from ﬁnancing activities
591
(463)
1,194
171
1,756
Net (decrease) increase in cash and cash equivalents
(215)
628
(619)
478
186
Translation
(5)
(102)
105                     47                   (88)
Cash and cash equivalents at beginning of year
1,112
586
1,100
575
477
Cash and cash equivalents at end of year
(1)
892                 1,112
586                 1,100
575
(1)
The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of ﬁnancial position as part of non-current assets held for sale of $11m.
{

FINANCIAL PERFORMANCE

FIVE-YEAR FINANCIAL AND OPERATING
SUMMARIES
continued
Ratios and statistics
2012
2011
2010
2009
2008
Earnings
Adjusted gross proﬁt (loss)
(1)
$m 2,292 2,624 (1,191)
412                   (384)
Adjusted gross margin % 36 40 (51) 13 (16)
Headline earnings (loss) $m 1,145 1,484 122 (852) (30)
Adjusted headline earnings (loss)
(1)
$m
924                 1,297
(1,758) (50) (897)
Adjusted headline earnings excluding
hedge buy-back costs
(1)
$m
924                 1,297
787                   708
19
EBITDA
(1) (2)
$m 2,397 3,014 1,897 1,663 1,131
EBITDA margin
(2)
%
38                    46                     38                     41                     33
Interest cover
(1)
times
13                    21                     16                     14                     10
Earnings (loss) per ordinary share
Basic US cents 215 402 20 (89) (377)
Diluted US cents 161 346 20 (89) (377)
Headline US cents 296 384 33 (236) (9)
Adjusted headline
(1)
US cents 239 336 (473) (14) (283)
Dividends per ordinary share US cents 36 49 20 17 11
Asset and debt management
Equity
(1)
$m 6,057 5,926 4,987 3,030 2,511
Net capital employed
(1)
$m 8,390 7,506 7,017 4,876 4,683
Net debt
(1)
$m 2,061
610                1,288
868                1,283
Net asset value – per share
(1)
US cents 1,573 1,540 1,299 828 702
Net tangible asset value – per share
(1)
US cents 1,492 1,485 1,248 779 661
Market capitalisation
(1)
$m 12,025 16,226 18,767 14,555 9,795
Return on equity
(1) (2)
%
18                    25                    20                     26                        1
Return on net capital employed
(1) (2)
%
14                     20                   15                     17                         1
Net debt to equity %
34                     10                   26                     29                      51
Other
Weighted average number of shares million 387 386 372 361 317
Issued shares at year-end million
385                   385                   384                   366                   357
Exchange rates
Rand/dollar average 8.20 7.26 7.30 8.39 8.25
Rand/dollar closing
8.45                  8.04                 6.57                   7.44                   9.46
Australian dollar/dollar average
0.97                  0.97                 1.09                   1.26                   1.17
Australian dollar/dollar closing
0.96                  0.97                 0.98                   1.12                  1.44
Brazilian real/dollar average 1.95 1.68 1.76 2.00 1.84
Brazilian real/dollar closing
2.05                  1.87                  1.67                  1.75                   2.34
(1)
Refer to Non-GAAP disclosure notes.
(2)
Excludes hedge buy-back costs in 2008, 2009 and 2010.
2012 ANNUAL FINANCIAL STATEMENTS

}

Summarised group operating results
2012
2011
2010
2009
2008
Underground operations
Metric tonnes milled
000
10,356
10,838
11,092
11,944
12,335
Yield
g/t
5.80                 6.69                  6.66                  6.41                   6.89
Gold produced
000oz
1,931
2,334
2,374
2,461
2,734
Surface and dump reclamation
Metric tonnes treated
000
18,288
10,736
11,081
12,779
11,870
Yield
g/t
0.30                 0.49                   0.55                  0.51                  0.42
Gold
produced
000oz
175                   171                   196                   208                   161
Open-pit operations
Metric tonnes mined
000
170,789
158,686
159,352
167,000
175,999
Stripping ratio
(1)
5.34                 5.66                  5.02                  5.58                   5.24
Metric tonnes treated
000
27,429
26,518
26,028
25,582
25,388
Yield
g/t
1.73                  1.77                 1.95                  1.96                   2.12
Gold produced
000oz
1,526
1,513
1,631
1,609
1,734
Heap-leach operations
Metric tonnes mined
000
71,524
71,087
67,194
57,456
54,754
Metric tonnes placed
(2)
000
23,040
21,725
21,963
19,887
23,462
Stripping ratio
(1)
2.31                  2.46                  2.17                 1.94                   1.43
Recoverable gold placed
(3)
kg
10,275                 9,585               10,949              12,958               14,496
Yield
(4)
g/t
0.45                  0.44
0.50                  0.65                  0.62
Gold
produced
000oz
312                   313                   314                   321                   353
Total gold produced
000oz
3,944
4,331
4,515
4,599
4,982
– South Africa
1,212
1,624
1,785
1,797
2,099
– Continental Africa
1,521
1,570
1,492
1,585
1,631
–
Australasia
258                   246                   396                   401                   433
–
Americas
953                   891                   842                   816                   819
Average price received
(8)
$/oz
sold
1,664
1,576
561                   751                   485
Total
cash
costs
$/oz
produced
862                    728                   638                   514                   444
Total production costs
$/oz produced
1,078
950
816
646
567
Capital expenditure
$m
2,154
1,527
1,015
1,027
1,201
Monthly average number of
employees
65,822
61,242
62,046
63,364
62,895
Productivity per employee
(5)
oz/TEC
8.07                 9.32                   9.15
9.40                  9.94
All injury frequency rate (AIFR)
(6)
7.72                 9.76
11.50                 12.88                16.66
Number
of
fatalities
18                    15                     15                     15                     14
Fatal injury frequency rate (FIFR)
(7)
0.10                  0.09
0.10                  0.09                   0.09
Deﬁnitions
(1)
Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
(2)
Tonnes placed onto leach pad.
(3)
Recoverable gold placed onto leach pad inventory.
(4)
Recoverable gold placed/tonnes placed.
(5)
Total ounces per total employees costed.
(6)
The total number of injuries (including fatalities) per million hours worked.
(7)
The total number of fatalities per million hours worked.
Comments
(8)
Average gold price received was negatively impacted by the hedge book during the three years from 2008 to 2010, during which period the process of eliminating the hedge book was completed.
{

FINANCIAL PERFORMANCE

GOVERNANCE
IN THIS SECTION, THE COMPANY REPORTS ON
THE CONTROLS, PROCEDURES AND SYSTEMS
WHICH HAVE BEEN PUT IN PLACE TO ENSURE
THAT IT COMPLIES WITH BOTH THE RELEVANT
LEGISLATION AND BEST PRACTICE IN TERMS
OF GOVERNANCE.
}
2012 ANNUAL FINANCIAL STATEMENTS

}

In terms of the King Code of Governance for South Africa 2009
(King III) and in line with the South African Companies Act No
71 of 2008, the Audit and Corporate Governance Committee
(the Audit Committee) is pleased to present its report for the
ﬁnancial year ended 31 December 2012.
Management has established and maintains internal controls
and procedures, which are reviewed by the board on a regular basis. These are designed to manage, rather than eliminate,
the risk of business failures and to provide reasonable
assurance against such failures.
It is the Audit Committee’s principal regulatory duty to oversee the integrity of the group’s internal control environment and ensure that ﬁnancial statements are appropriate and comply
with International Financial Reporting Standards (IFRS) and
fairly present the ﬁnancial position of the group and the results of its operations. The Audit Committee provides regular reports to the board, which assumes ultimate responsibility for the
functions performed by the Audit Committee.
COMPOSITION AND DELIBERATIONS
The Audit Committee, appointed by the shareholders at the May
2012 annual general meeting, comprised of four independent
non-executive directors. Collectively, the members possess
the skills and knowledge to oversee and assess the processes developed by management to formulate responses to the
evolving risks within AngloGold Ashanti’s mining environment, to align operations with corporate governance best practice
and to comply with legislation, regulations and requirements in the jurisdictions in which AngloGold Ashanti operates.
The statutory duties and general activities of the Audit
Committee are set out in its board-approved terms of reference that are reviewed and updated annually. The Audit Committee’s mandate includes:
•
monitoring the integrity of the group’s integrated reporting and all factors and risks that may impact on reporting;
•
annually nominating the external auditors for appointment by the shareholders;
•
assessing the external auditor’s independence and determining their remuneration;
•
monitoring and reviewing the effectiveness of the group’s
internal audit function;
•
annually reviewing the expertise, appropriateness and
experience of the ﬁnance function;
•
ensuring a combined assurance model is applied to provide
a co-ordinated approach to all assurance activities;
•
reviewing developments in governance and best practice;
•
ensuring that there is an ethics policy in place that is aligned to the strategy of the company; and
•
evaluating the effectiveness of the committee.
The Chief Executive Ofﬁcer, Chief Financial Ofﬁcer, Chief
Accounting Ofﬁcer, Group General Counsel and Company
Secretary, Senior Vice President: Group Internal Audit, the
external auditors, regional heads of ﬁnance, as well as other assurance providers attend each committee meeting in an ex
ofﬁcio capacity and answer questions raised by committee
members during meetings. The Audit Committee meets
separately with management, internal audit and external audit at every meeting.
CHAIRMAN’S LETTER – AUDIT AND
CORPORATE GOVERNANCE COMMITTEE
Internal controls and procedures have been put in
place to manage the risk of business failure and provide
reasonable assurance against such failure.
During 2012, the Audit and Corporate Governance Committee formally met seven times and attendance at these meetings is set out in the table below:
9 February
13 March
16 April
3 May
10 July
1 August       1 November
Prof LW Nkuhlu*
X X X X X X X
FB Arisman*
X X X X X X X
R Gasant*
X X X X X X X
NP January-Bardill
X X X X X X X
X
In attendance
* Members of the Risk and Information Integrity Committee
{

GOVERNANCE

The Audit Committee assessed its effectiveness through the
completion of a self-assessment process and results were
discussed and actions taken and processes put in place to
address areas identiﬁed for improvement.
OVERSIGHT OF RISK MANAGEMENT
Notwithstanding the fact that the board has a fully constituted
Risk and Information Integrity Committee to assist with the
discharge of its duties regarding the integrated risk management process, the Audit Committee has a vested interest in risk
management as a result of its responsibility for internal
controls. The majority of the Audit Committee members are
also members of the Risk and Information Integrity Committee.
INTERNAL AUDIT
Group Internal Audit is a key independent assurance and
consulting business partner within AngloGold Ashanti. The
Senior Vice President: Group Internal Audit has direct access to the chairmen of both the Audit Committee and the board. The
Audit Committee has assessed the performance of the Senior
Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisﬁed that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal
Audit has fulﬁlled the obligations of the position by performing the following functions:
•
evaluating ethical leadership and corporate citizenship within
AngloGold Ashanti;
•
assessing the governance of risk within AngloGold Ashanti;
•
reviewing the governance of Information Technology;
•
assessing compliance with laws, rules, codes and standards;
•
evaluating the effectiveness of internal controls over ﬁnancial reporting and internal controls in general;
•
reporting ﬁndings to management and the Audit Committee
and monitoring the implementation of all signiﬁcant
deﬁciencies reported; and
•
implementing a Combined Assurance Framework for the
Group.
Group Internal Audit participated in an independent quality
assessment review conducted by PwC in 2012. The
independent review was aimed at assessing whether Group
Internal Audit was aligned with the professional standards of the Institute of Internal Auditors and broader good practice using a global peer group. PwC concluded that Group Internal
Audit complied with the requirements of the Institute of Internal
Auditors’ Standards for the Professional Practice of Internal
Audit and benchmarked favourably against international peers.
The Audit Committee is of the opinion, having considered
the written assurance statement provided by Group Internal
Audit, that the group’s system of internal ﬁnancial controls is effective and provides reasonable assurance that the ﬁnancial records may be relied upon for the preparation of the annual
ﬁnancial statements.
2012 IN OVERVIEW
During the ﬁnancial year ended 31 December 2012, the Audit
Committee carried out its duties as required by section 94(2)
of the Companies Act, King III, and the committee’s terms
of reference in accordance with its annual plan adopted to
manage the discharge of its responsibilities.
Set out below are some highlights from 2012:
Focus area
Actions
Financial statements
Accounting policies and reporting
standards
Received updates on new accounting standards impacting AngloGold Ashanti – thereby enabling committee members to probe deeper into the implications of certain complex
ﬁnancial reporting standards on AngloGold Ashanti’s ﬁnancial statements.
Reviewed accounting policies for appropriateness.
Integrated reporting Reviewed the integrated report including the group’s annual ﬁnancial statements, sustainability and resource and reserve reports. The Audit Committee reviewed the disclosure of sustainability issues in the integrated report and is satisﬁed that these do not conﬂict with the ﬁnancial results.
CHAIRMAN’S LETTER – AUDIT AND
CORPORATE GOVERNANCE COMMITTEE continued
2012 ANNUAL FINANCIAL STATEMENTS

}

Focus area Actions
Financial statements continued
Quarterly and annual IFRS reports
Reviewed and recommended the quarterly and annual IFRS ﬁnancial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after:
•
ensuring that complex accounting areas comply with IFRS;
•
carefully evaluating signiﬁcant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of mining assets (assessment for impairments) and estimates;
•
discussing the treatment of signiﬁcant and unusual transactions with management and the external auditors;
•
reviewing, assessing and approving adjusted and unadjusted accounting differences reported by the external auditors; and
•
considering the documented assessment of the company’s going concern status prepared by management which included the key assumptions for reasonability.
Internal controls
Risk-based internal audit
Considered the internal control heat-map for AngloGold Ashanti as presented by Group
Internal Audit.
Reviewed and approved the risk-aligned internal audit plan tabled on a quarterly basis and the detailed combined assurance plan.
Monitored the implementation and tracking of audit recommendations.
External auditor
Recommended the appointment of the external auditors, approved the external audit plan and fees, and assessed the independence of the external auditors as required in terms of section 94(8) of the Companies Act, which included consideration of compliance with criteria relating to independence or conﬂicts of interest as prescribed by the Independent Regulatory
Board of Auditors.
Approved the appointment of the external auditors to provide independent assurance on certain sustainability indicators as included in the Sustainability Report.
Pre-approved all non-audit services provided by the external auditors of the group in terms of the policy on non-audit services.
Combined assurance
Monitored the development and implementation of a fully-ﬂedged combined assurance model that facilitates integration and leveraging of the various control, governance and assurance processes used by the different assurance providers.
During 2012, all signiﬁcant operations within AngloGold Ashanti were subjected to risk-based, integrated technical or commercial combined assurance reviews. These reviews brought a new dimension to assurance within the group and the Audit Committee is pleased with the progress achieved and value derived from the combined assurance process.
Internal control assessment
Considered the results presented by internal and external assurance providers through the evolving combined assurance framework in order to conclude on the internal control, risk management and internal ﬁnancial control environments within AngloGold Ashanti.
{

GOVERNANCE

CHAIRMAN’S LETTER – AUDIT AND
CORPORATE GOVERNANCE COMMITTEE continued
FINANCE FUNCTION AND CHIEF FINANCIAL
OFFICER
The Audit Committee conducted an assessment of the
appropriateness, skills, expertise and resourcing of the
ﬁnance function and was satisﬁed with the overall adequacy
and appropriateness of the function. The Audit Committee
further reviewed the expertise and experience of the Chief
Financial Ofﬁcer and was satisﬁed with the appropriateness
thereof.
WHISTLE BLOWING
The Audit Committee received quarterly updates on AngloGold
Ashanti’s whistle-blowing process. No concerns or complaints relating to the accounting practices, internal ﬁnancial controls, internal audit function and the content or auditing of the
company’s ﬁnancial statements were reported.
LOOKING FORWARD
In support of Project ONE, a project initiative aligned with
AngloGold Ashanti’s vision – to be the leading mining company –
the company has embarked on the global implementation of an
enterprise resource planning system, SAP (oneERP).
It is anticipated that the implementation of oneERP will have a deﬁnitive impact on the internal control and internal ﬁnancial control environment of the group. The Audit Committee, together with the Risk and Information Integrity Committee, will continue to review implementation progress and receive assurance thereon from the oneERP combined assurance team.
AUDIT COMMITTEE STATEMENT
Based on information from and discussions with management,
internal and external audit, the Audit Committee has no reason to believe that there were any material breakdowns in the
design and operating effectiveness of internal controls during the period and that the ﬁnancial records can be relied on as the basis for preparation of the annual ﬁnancial statements.
ANNUAL FINANCIAL STATEMENTS
The Audit Committee has evaluated the consolidated annual
ﬁnancial statements for the year ended 31 December 2012
and concluded that they comply, in all material aspects, with the requirements of the Companies Act and International
Financial Reporting Standards. The Audit Committee therefore recommended the approval of the annual ﬁnancial statements
to the board.
CONCLUSION
The Audit Committee is satisﬁed that it has considered and
discharged its responsibilities in accordance with its mandate and terms of reference during the year under review.
Prof Wiseman Nkuhlu
Chairman: Audit and Corporate Governance Committee
19 March 2013
Focus area
Actions
Corporate governance
King III Monitored the progress and ensured implementation of the requirements of King III. A register detailing compliance with the principles of King III in 2012 can be found on the company’s website at www.anglogoldashanti.com.
Risk governance Fulﬁlled an oversight role regarding ﬁnancial reporting risks, internal ﬁnancial controls, fraud risk and information technology risks as these relate to ﬁnancial reporting.
Compliance Monitored the development and reﬁnement of a global compliance management framework.
The framework allows for a systematic approach for regions to identify and monitor compliance to major laws, regulations, standards and codes.
2012 ANNUAL FINANCIAL STATEMENTS

}

The Social, Ethics and Transformation Committee (SET) is
constituted as a statutory committee of AngloGold Ashanti
in compliance with Sections 72(4) and Regulation 43 of
the Companies Act No. 71 of 2008 (Companies Act). It was
established on 30 April 2012 and comprises seven members,
the majority of whom are independent non-executive directors.
The mandate of a SET, as envisaged by the Companies Act,
covers matters that have previously been addressed by other
committees of the board, including the Safety, Health and
Sustainable Development Committee, the Audit and Corporate
Governance Committee and the Transformation and Human
Resource Development Committee. The ﬁrst task of the board
was to identify how best to structure the mandate of the SET, so as not to cause duplication.
After consultation and deliberation, the board named the
committee the “Social, Ethics and Transformation Committee”.
In line with its statutory mandates, the committee assumed
duties relating to ethics, transformation and sustainability. The committee will also monitor the company’s performance on
safety, health and the environment.
At its ﬁrst sitting in November 2012, the committee dealt with relevant administrative processes and procedures requiring its smooth functioning. The meeting also discussed and clariﬁed
the legal framework necessary for the committee’s optimal
functioning.
On 15 February 2013 the committee held its second meeting.
It received and discussed several reports relating to its areas of responsibilities. The committee is now set to discharge its duties as prescribed by the Companies Act and set out in
its terms of reference. The standard agenda items include
community relations, ethics and anti-corruption, human rights issues, employee and community security, transformation
(speciﬁc to South Africa), and localisation matters (employment and labour matters in other jurisdictions), matters relating to the health and safety of employees and communities and other sustainability matters, including good corporate citizenship and stakeholder relations.
The committee will be in a position to provide a more
comprehensive report of its activities in the 2013 annual report.
Nozipho Patricia January-Bardill
Chairperson: Social, Ethics and Transformation Committee
19 March 2013
CHAIRPERSON’S LETTER – SOCIAL, ETHICS
AND TRANSFORMATION COMMITTEE
This committee has been established in
compliance with legislation and is in the
process of determining its mandate.
{

GOVERNANCE

CORPORATE GOVERNANCE REPORT
AngloGold Ashanti believes that adherence to best
practice in corporate governance is the bedrock of
a sustainable business and underpins the creation
of long-term value for its shareholders. In that
regard the company has consistently demonstrated
this belief by applying best practice in corporate
governance in managing the affairs of the group.
CORPORATE GOVERNANCE STRUCTURE AT
31 DECEMBER 2012
The governance of the company is guided by internal policies and external laws, rules, regulations and best practice
guidelines as detailed in the corporate governance structure alongside. Internal policies and external legislation, regulations, codes and guidelines are detailed on the company’s website
at www.anglogoldashanti.com/sustainability, under Corporate
Governance and Policies.
Internal policies
Group level internal policies are detailed in the diagram on the corporate governance structure shown overleaf; key among
these is the Code of Business Principles and Ethics which
incorporates a summary of key group policies and guidelines
that have a bearing on the company’s ethics and values.
External legislation, regulations, codes and
guidelines
These include:
•
the South African Companies Act No. 71 of 2008 (the
Companies Act), as amended;
•
the US Sarbanes-Oxley Act of 2002 (SOX) and the Securities
Act of 1933 and the Securities Exchange Act of 1934;
•
the listings requirements of the JSE Limited, the New York
Stock Exchange and other stock exchanges on which the
company’s stock is listed; and
•
applicable legislation and regulations in jurisdictions in which the company has operations.
In addition there are various corporate governance guidelines and best practice recommendations, key among which are
those provided by King III, the Organisation for Economic
Co-operation and Development (OECD) Principles of Corporate
Governance, the United Nations Global Compact and the
Global Reporting Initiative guidelines.
Application of King III principles
Given that AngloGold Ashanti’s primary listing is on the
JSE, adherence to the JSE Listings Requirements takes
precedence. The JSE requires, among other things,
adherence to King III. Following its promulgation on
1 March 2010, AngloGold Ashanti conducted a gap analysis
to determine the extent to which it needed to comply with new principles included in King III and developed an action plan in that regard. As at 31 December 2012, the company had
considered the principles of King III and will now continue to reﬁne its governance processes and procedures as required.
A compliance register on the principles of King III is available on the company’s website www.anglogoldashanti.com from which
shareholders will be able to evaluate how the principles have been applied but a summary of the application of the principles contained in Chapter 2 of King III as those principles link to the other chapters of King III is set out on pages 24-27.
2012 ANNUAL FINANCIAL STATEMENTS

}

Corporate governance structure at 31 December 2012
Executive Committee:
M Cutifani
(1)
, I Boninelli, CE Carter, RN Duffy, GJ Ehm, RW Largent, M MacFarlane, D Noko, MP O’Hare, AM O’Neill, ME Sanz Perez,
YZ Simelane, S Venkatakrishnan
Board of directors
Board committees
Non-executive directors:
TT Mboweni – Chairman of the Board, FB Arisman, R Gasant, NP January-Bardill, MJ Kirkwood
(2)
, WA Nairn, LW Nkuhlu (Prof),
F Ohene-Kena, SM Pityana, RJ Ruston
(2)
Audit and Corporate Governance Committee:
LW Nkuhlu (Prof)
(1)
, FB Arisman, R Gasant, NP January-Bardill
Transformation and Human Resources Development Committee:
TT Mboweni
(1)
, M Cutifani, NP January-Bardill, WA Nairn, F Ohene-Kena, SM Pityana
Major external legislation:
JSE Listings Requirements, New York Stock Exchange rules, Companies Act No. 71 of 2008, Sarbanes Oxley Act, 2002, US Securities
Act of 1933, US Securities Exchange Act of 1934, King Report on Governance for South Africa 2009 (King III), Employment Equity Act of
South Africa, Anti-Corruption Legislation – UK, SA and USA, Safety, Environmental and Labour Laws of operational jurisdictions
Social, Ethics and Tranformation Committee:
NP January-Bardill
(1)
, M Cutifani, MJ Kirkwood, WA Nairn, LW Nkuhlu (Prof), SM Pityana, RJ Ruston
Financial Analysis Committee:
FB Arisman
(1)
, R Gasant, TT Mboweni, LW Nkuhlu (Prof), SM Pityana
Risk and Information Integrity Committee:
R Gasant
(1)
, FB Arisman, M Cutifani, WA Nairn, LW Nkuhlu (Prof), SM Pityana, RJ Ruston, S Venkatakrishnan
Risk management
Global IT steering committee
Major group policies:
Board Charter, Directors Induction Policy, Declaration of Interests Policy, Terms of Reference of Board Committees,
Directors’ Dealings in Company’s Securities, Whistleblowing, Delegation of Authority Policy, Safety Policy, Integrated Environmental
and Community, Compliance Policy Statement, Code of Business Principles and Ethics, Anti-Bribery and Anti-Corruption,
Gifts, Hospitality and Sponsorship, Conflicts of Interest, Insider Trading Policy, Code of Ethics for Senior Financial Officers,
Risk Management Policy Statement, Disclosures Policy, HIV AIDS Policy, Procurement Policy, Social Media Policy
Safety, Health and Sustainable Development Committee:
SM Pityana
(1)
, FB Arisman, M Cutifani, NP January-Bardill, WA Nairn, LW Nkuhlu (Prof), F Ohene-Kena, RJ Ruston
Investment Committee:
FB Arisman
(1)
, M Cutifani, MJ Kirkwood, TT Mboweni, WA Nairn, LW Nkuhlu (Prof), SM Pityana, RJ Ruston, S Venkatakrishnan
Nominations Committee:
TT Mboweni
(1)
, FB Arisman, NP January-Bardill, MJ Kirkwood, R Gasant, LW Nkuhlu (Prof), WA Nairn, F Ohene-Kena, SM Pityana, RJ Ruston
Executive directors:
(3)
M Cutifani – Chief Executive Officer, S Venkatakrishnan – Chief Financial Officer
(1)
Committee chairman
(2)
RJ Ruston was appointed to the board on 1 January 2012 and MJ Kirkwood was appointed to the board on 1 June 2012.
Both were appointed as independent non-executive directors.
(3)
Subsequent to year end, AM O’Neill was appointed to the board on 20 February 2013.
(4)
SM Pityana resigned from the Remuneration Committee on 19 February 2013.
Remuneration Committee:
WA Nairn
(1)
, FB Arisman, MJ Kirkwood, TT Mboweni, LW Nkuhlu (Prof), SM Pityana
(4)
Party Political Donations Committee:
TT Mboweni
(1)
, M Cutifani, NP January-Bardill, WA Nairn, LW Nkuhlu (Prof), F Ohene-Kena, SM Pityana
Assurance
Internal Assurance:
Combined Assurance
External
Audit
Independent Assurance –
Sustainability Report
Reserves and
Resources
SOX
Compliance
{

GOVERNANCE

Summary of application of Chapter 2 principles of King III
Area
Requirement
Status
Comments
Role and
function of
the board
2.1 The board should act as
the focal point for and
custodian of corporate
governance
Applied The board has a documented charter in place that deals with the roles, responsibilities and accountabilities of the board.
Meetings are conducted on a regular basis, at least quarterly, following a formal agenda. The board is supported by 11 sub-
committees that have been delegated responsibility to deal with speciﬁc matters in more detail and provide feedback to the full board. These sub-committees include the Audit and Corporate
Governance Committee (Audit Committee), Risk and Information
Integrity Committee (RIIC) and the Executive Committee. To
ensure that the board executes all its responsibilities, a full annual plan has been developed that is assessed at the end of each meeting to ensure that all the required business was taken care of.
2.2 The board should
appreciate that strategy,
risk, performance
and sustainability are
inseparable
Applied The board is cognisant that its business strategies are not achievable without effectively managing its risk environment in a sustainable manner. It is for this reason that the board has established the risk management and sustainability frameworks.
2.3 The board should provide
effective leadership based
on an ethical foundation
Applied Refer to Principle 1.1 under ethical leadership and corporate citizenship.
2.4 The board should ensure
that the company is and is
seen to be a responsible
corporate citizen
Applied Refer to Principle 1.2 under ethical leadership and corporate citizenship.
2.5 The board should ensure
that the company’s ethics
are managed effectively
Applied Refer to Principle 1.3 under ethical leadership and corporate citizenship.
2.6 The board should ensure
that the company has an
effective and independent
audit committee
Applied The Audit Committee consists only of independent non-executive directors which meet quarterly and hold special meetings when required. It is considered one of the most effective committees as evidenced by the annual performance evaluations. All members, except one, are ﬁnancial experts and the chairman, Prof. Nkuhlu is well respected within the ﬁnancial community, both locally and internationally, and sits on accounting standard setting panels.
2.7 The board should be
responsible for the
governance of risk
Applied The board is assisted by the RIIC in discharging its responsibilities for effective risk management. The company has a comprehensive risk register which is continuously updated.
Refer to Principle 4 on the website register for a detailed
explanation on the governance of risk.
2.8 The board should be
responsible for information
technology (IT) governance
Applied The RIIC also assists the board in discharging its responsibilities relating to the effective and efﬁcient management of IT resources and the integrity of information, in order to achieve corporate objectives. Refer to Principle 5 on the website register for a detailed explanation on IT governance.
CORPORATE GOVERNANCE REPORT continued
2012 ANNUAL FINANCIAL STATEMENTS

}

Area Requirement Status Comments
2.9
The board should ensure
that the company complies
with applicable laws and
considers adherence to
non-binding rules, codes
and standards
Applied
Refer to Principle 6.1 of compliance with laws, codes, rules and standards.
2.10
The board should ensure
that there is an effective
risk-based internal audit
Applied
An independent and objective group internal audit department
(GIA) complies with the standards as set by the Institute of
Internal Auditors for the Professional Practice of Internal Auditing
and Code of Ethics. GIA activities are set out in the Internal
Audit Charter approved by the Audit Committee. The charter
is reviewed annually. The charter deals with the reporting lines of the Head of GIA, unrestricted access to information and
resources of the company as well as roles and responsibilities.
2.11
The board should
appreciate that
stakeholders’ perceptions
affect the company’s
reputation
Applied
The board is cognisant that AngloGold Ashanti’s vision to
become the leading mining company cannot be realised without the contribution of all stakeholders, including shareholders, employees, communities and governments. The board, CEO
and other members of the Executive Committee continuously
engage with stakeholders to explain the company’s activities.
2.12
The board should ensure
the integrity of the
company’s integrated
report
Applied
The Annual Integrated Report is reviewed by the Audit Committee and recommended for approval by the board.
2.13
The board should report
on the effectiveness of
the company’s system of
internal controls
Applied
The board (through the Audit Committee) assesses annually
the adequacy of the company’s internal control system.
A rigorous assessment of controls covering key governance areas including ethics, risk management, information technology, legal and regulatory compliance, is conducted, led by GIA through
combined assurance. Management provides an assessment
of the effectiveness of internal controls for review by the Audit
Committee and a recommendation is made to the board for
consideration and inclusion in the Annual Financial Statements.
2.14
The board and its
directors should act in
the best interests of the
company
Applied
The board is aware of its ﬁduciary duties requiring it to act, collectively, and individually, in the best interests of the company.
The board comprises an appropriate mix of skills, enabling it to interrogate all aspects of the company’s operations and provide the required leadership.
2.15
The board should
consider business rescue
proceedings or other
turnaround mechanisms
as soon as the company
is ﬁnancially distressed as
deﬁned in the Act
Not
applicable
Note that the solvency and liquidity of the company is frequently monitored as well as bank balances, the debt maturity proﬁle and other appropriate ﬁnancial and cost metrics. The Audit
Committee is presented with a quarterly going-concern analysis.
{

GOVERNANCE

CORPORATE GOVERNANCE REPORT continued
Summary of application of Chapter 2 principles of King III continued
Area
Requirement
Status
Comments
2.16 The board should elect
a chairman of the board
who is an independent
non-executive director.
The CEO of the company
should not also fulﬁl the
role of chairman of the
board.
Applied The roles of the CEO and Chairman are separate. The
Chairman’s role and responsibilities are clearly set out in a role description which was approved by the board. The Chairman is an independent non-executive.
2.17     The board should appoint
the chief executive ofﬁcer
and establish a framework
for the delegation of
authority
Applied Appointment of the CEO is one of the duties that the board has reserved for its sole authority. The board has in place a Delegation of Authority Policy detailing the authority levels of the CEO.
Composition
of the board
2.18     The board should
comprise a balance of
power, with a majority of
non-executive directors.
The majority of non-
executive directors should
be independent
Applied The unitary AngloGold Ashanti board comprises (since February
2013) 13 members: 8 independent non-executive directors,
one non-executive director and three executive directors. One executive director will be leaving on 31 March 2013.
Board
appointments
process
2.19     Directors should be
appointed through a formal
process
Applied The board is authorised by the company’s Memorandum
of Incorporation to appoint new directors based on the
recommendations of the Nominations Committee. The
Nominations Committee assists in identifying and assessing
suitable candidates for appointment to the board. Newly
appointed directors are required to retire at the next annual general meeting following their appointment and stand for
election by shareholders. Eligibility for appointment as a director is guided by the Director’s Fit and Proper Standards Policy, requirements of the Companies Act, recommendations of King
III and best practice.
Director
appointment
2.20     The induction of and
ongoing training and
development of directors
should be conducted
through formal processes
Applied Newly appointed directors undergo a comprehensive induction training guided by the Directors Induction Policy. Training includes one-on-one brieﬁngs on the company and its operations by the
Chairman, Executive Committee members (including the CEO
and CFO), the company secretary and the chairman of the Audit
Committee. Newly appointed directors are also provided with
written background information about the company and the
duties of directors. Directors receive ad hoc training on relevant issues.
Company
secretary
2.21     The board should be
assisted by a competent,
suitably qualiﬁed and
experienced company
secretary
Applied The Company Secretary, Ms ME Sanz, a qualiﬁed lawyer, and an Executive Committee member, was appointed to the position in September 2012. As required by the JSE Listings Requirements, the board has formally assessed the competence, qualiﬁcations and experience of the company secretary.
2012 ANNUAL FINANCIAL STATEMENTS

}

Area
Requirement
Status
Comments
Performance
assessment
2.22     The evaluation of the
board, its committees and
the individual directors
should be performed every
year
Applied
A performance self-evaluation by the board and its committees is performed annually and the evaluation is facilitated by an independent evaluator on a three-yearly cycle. The following evaluations are conducted: performance of the board and
committees; performance of individual non-executive directors;
independence of the non-executive directors classiﬁed as
“independent”; independence of the Chairman
Board
committees
2.23
The board should delegate
certain functions to well-
structured committees but
without abdicating its own
responsibilities
Applied
The board has established the committees noted above, The
board charter and the terms of reference of all committees
clearly state that the board does not abdicate its responsibilities through this delegation. The board appoints the members of
all committees except the members of the Audit Committee
who are appointed by the shareholders at the annual general
meeting. The terms of reference of the committees are approved by the board annually after they have been reviewed by the
committees.
Group boards
2.24
A governance framework
should be agreed
between the group and its
subsidiary boards
Applied
The activities of the main subsidiary boards are reported to the board. The captive insurance company, which is regulated by
the Financial Services Board (FSB), has its own audit committee.
Remuneration
of directors
and senior
executives
2.25
Companies should
remunerate directors
and executives fairly and
responsibly
Applied
The board recognises the need to remunerate directors and
executives fairly and equitably and in this regard, on an annual basis, the board, through the Remuneration Committee,
contracts the services of an independent consultant, to advise it on remuneration trends, both locally and globally. The board considers this advice in setting executive remuneration and in making recommendations to shareholders on non-executive
directors’ fees.
2.26
Companies should
disclose the remuneration
of each individual director
and each prescribed
ofﬁcer
Applied
The remuneration of executive and non-executive directors, as well as the remuneration of other prescribed ofﬁcers is disclosed in the Annual Financial Statements.
2.27
Shareholders should
approve the company’s
remuneration policy
Applied
The company seeks annually, in accordance with market
practice, a non-binding vote on its remuneration policy from shareholders at the annual general meeting.
Compliance with the Companies Act
Following its promulgation on 1 May 2011, management put in place a process to ensure full compliance with the Companies Act.
As at 31 December 2012, the company had applied all key provisions, save for the adoption of a new Memorandum of Incorporation which would be completed post year-end on 27 March 2013.
{

GOVERNANCE

THE BOARD OF DIRECTORS
The strategic leadership of AngloGold Ashanti is the responsibility of a unitary board, comprising two executive directors and ten independent non-executive directors, one of whom is a female, as at 31 December 2012. This includes the appointment of
Rodney Ruston and Michael Kirkwood as independent non-
executive directors during 2012.
The Memorandum of Incorporation does not set a mandatory
retirement age for non-executive directors, however, in
accordance with recommendations of King III and the
requirements of the Sarbanes Oxley Act, directors are required to step down from the board after nine consecutive years of
service. Nevertheless, the board has discretion to extend this period with the consent of the individual director and after a rigorous assessment of the director’s independence and performance.
The duties, responsibilities and powers of the board, delegation of authority and the matters reserved for the board are all set out in the Board’s Charter.
The board is led by an independent chairman whose roles and
responsibilities are documented and approved by the board.
The annual assessment of the performance of the chairman is
guided by this document. The chairman is re-appointed annually in accordance with King III and results of the performance
evaluation guide this process. In August 2012, the board
re-appointed the chairman to serve until after the next annual general meeting.
The background and qualiﬁcations of each director are set out under board and executive management in the Integrated Report.
Appointment of directors
The board is authorised by the company’s Memorandum of
Incorporation to appoint new directors based on recommendations by the Nominations Committee. The Nominations Committee
assists in identifying and assessing suitable candidates for appointment as directors. Newly appointed directors are required to retire at the next annual general meeting following their appointment and to stand for election by shareholders. Eligibility for appointment as a director is guided by the Director’s Fit and
Proper Standards Policy, requirements of the Companies Act,
recommendations of King III and best practice.
Retirement by rotation
One-third of the non-executive directors retire by rotation
annually in accordance with the company’s Memorandum of
Incorporation, with the longest serving directors being eligible for re-election. Curriculum vitae of each director standing for election or re-election are made available in the Notice of
Meeting of the annual general meeting to assist shareholders in their decision-making. Executive directors are not subjected to the rotation process given their responsibility for the day-to-
day running of the company and are held accountable for the
operational and management performance of the company by
regularly reporting to the board. Their performance is assessed annually by the board against pre-determined criteria.
On 27 March 2013, shareholders will consider the company’s
new Memorandum of Incorporation. One of the key changes in
this document, compared to the old constitutional document, is the provision for all directors, not only non-executive directors, to be subjected to retirement by rotation. In anticipation of the adoption of this provision, Srinivasan Venkatakrishnan, Chief
Financial Ofﬁcer, will stand for re-election by shareholders at the annual general meeting to be held on 13 May 2013 and
shareholders will equally vote on conﬁrming Tony O’Neill’s
appointment to the board. The other directors to retire by
rotation are Frank Arisman, Bill Nairn and Ferdinand Ohene-
Kena, all of whom will not stand for re-election.
Independence of directors
Determination of independence is guided by King III, the
Companies Act, the requirements of the JSE and the New
York Stock Exchange’s rules on independence as well as
best practice. The board complies, at all times, with the
requirement to consist of a majority of independent directors and this policy statement describes the criteria that guides the board in determining which of its members are independent,
from a corporate governance point of view. Where the board,
exercising its discretion and having considered all relevant facts, determines a director to be independent, despite
not meeting all the criteria established in the independence policy, the board will publicly disclose its reasoning. The
independence of each independent director is assessed
annually and each director’s status is determined based on
the outcome of such assessment. In February 2012, Frank
Arisman and Bill Nairn, who had served the board for 13 and
12 years respectively, were subjected to a rigorous test of
their independence and performance. The board concluded
that despite their long tenure, their skills and knowledge were invaluable to the board and their independence of character
and judgement were not in any way impaired by their long
tenure on the board. The board therefore recommended their
re-election by shareholders at the annual general meeting held on 10 May 2012 and the resolutions for their appointments
were carried by the requisite majority.
Post year-end, Sipho Pityana’s status as an independent non-
executive director was changed to non-executive director
with effect from 19 February 2013. The company believed
CORPORATE GOVERNANCE REPORT continued
2012 ANNUAL FINANCIAL STATEMENTS

}

this to be appropriate after AngloGold Ashanti’s South African operations contracted with Izingwe Property Managers (Pty)
Limited, after a competitive bidding process, to plan, design, develop and construct 200 residential accommodation units
for its employees under a pilot employee homeownership
programme. Izingwe Property Managers (Pty) Limited is an
associate of Sipho Pityana. This commercial transaction has
resulted in his being deemed non-independent in terms of the company’s policy on director independence. As a result of this change of status, he has stepped down as a member of the
Remuneration Committee.
Compensation of directors
Non-executive directors receive fees for their services as
directors including fees for their membership of committees and an allowance for travelling internationally to attend meetings.
These fees and allowances are ﬁxed by shareholders at the
annual general meeting. Non-executive directors receive no
further payments from the company and do not participate in
the company’s share incentive scheme. Details of executive and non-executive directors’ remuneration and fees are included in the Remuneration Report on page 52.
All executive directors have contracts of employment with
the company.
Board meetings during 2012
The board holds six scheduled meetings annually; four
quarterly, one strategy session and a meeting that considers the company’s business plan and budget for the next ﬁnancial year. During 2012, the board held four special meetings in
addition to the six scheduled meetings. One of the special
meetings considered and approved the company’s 2011 suite
of corporate reports and another discussed the unprotected
labour strikes that occurred at the company’s South African
operations. The other two special meetings deliberated on
special matters relating to the Chief Executive Ofﬁcer.
Outside of meetings, individual board members, especially the chairman of the board, the chairman of the Audit and Corporate
Governance Committee and the chairpersons of other
board committees, actively, and continuously engage with
management and other stakeholders on important company
matters, enabling a better understanding of the company’s
affairs by board members, thereby improving the quality of their strategic leadership.
The following are some of the key actions and programmes
undertaken and implemented by the board in 2012 in fulﬁlling its strategic oversight responsibilities and functions. These are in addition to the activities carried out by the various committees on behalf of the board:
•
evaluated and approved management’s ﬁve-year strategic
proposals;
•
discussed and approved management’s budget proposals
for the 2013 ﬁnancial year;
•
examined ways of improving long-term value to shareholders;
•
successfully defended and maintained investment-grade
credit rating, and completed a reﬁnancing of the undrawn
revolving credit facility; issued a new ten-year rated bond, and raised an aggregate of R1bn from the South African debt
markets under the Domestic Medium Term Note Programme;
•
discussed and approved capital expenditure proposals
submitted by management on a quarterly basis;
•
achieved substantial compliance with the provisions of the
Companies Act;
•
visited various mines and exploration sites to observe and
acquire a better understanding of the operations;
•
assessed the skills set of the board which resulted in the
appointment of two new independent non-executive directors;
•
carried out an annual evaluation of the board, its committees, independence of directors, performance of the Chairman
of the board and the competence and qualiﬁcations of the
Company Secretary;
•
reviewed the independence of each independent non-executive
director in accordance with policy and best practice guidelines;
•
set up the Social, Ethics and Transformation Committee
in fulﬁlment of Section 72(4) and Regulation 43 of the
Companies Act; and
•
considered and approved a number of regulatory compliance
policies.
Board and committee performance evaluations
The performance of the board and its committees is assessed
internally on an annual basis and on a three yearly cycle by an external independent evaluator. The 2012 evaluations
commenced in November 2012 and were completed in
February 2013. The following assessments were undertaken:
•
the performance of the board as a whole;
•
individual non-executive directors performance self-assessment;
•
independence of non-executive directors;
•
performance of the board chairman; and
•
performance of each committee.
The qualiﬁcations, competence and experience of the Company
Secretary as well as the nature of the relationship between the board and the Company Secretary were also assessed.
Overall, the outcomes of the assessments were positive with
no major issues raised. Suggestions made by directors for
{

GOVERNANCE

improvement in the board’s functioning would be implemented
during 2013.
During 2012 the board implemented a number of remedial
measures to address issues identiﬁed through an independent
evaluation of the performance of the board, facilitated by the
Institute of Directors of Southern Africa, in respect of the 2011
ﬁnancial year.
BOARD COMMITTEES
The board has established and delegated speciﬁc roles and
responsibilities to 11 committees, including the Executive
Committee, to assist it in discharging its duties and
responsibilities. The terms of reference of each committee are approved by the board and reviewed annually or as necessary.
All committees, except the Executive Committee, are chaired by independent non-executive directors. The Audit and Corporate
Governance, Remuneration, Nominations and Financial Analysis
committees comprise only independent non-executive directors.
All committees meet quarterly, in accordance with their terms of reference, except for the Executive Committee which meets monthly or as often as is required. However, the Party Political
Donations and Financial Analysis committees meet on a need-to basis and did not meet during 2012. Members of the Executive
Committee and other members of the management team
attend meetings of board committees as and when required.
During 2012, all committees held the minimum number of
meetings as required and discharged their duties as prescribed by their respective terms of reference. The Social, Ethics and
Transformation Committee held its ﬁrst and only meeting for
2012 in November, following its establishment in April 2012.
Executive Committee
Day-to-day management of the group’s affairs is vested in the
Executive Committee, which is chaired by the Chief Executive
Ofﬁcer and comprises 13 members, four of whom head the
regional operations. The committee’s work is supported by
country and regional management teams.
Given the importance of Colombia to AngloGold Ashanti, it was decided to restructure the work in Colombia under a dedicated
EVP to manage the creation of a new social and sustainable
mining model that delivers on the expectations of the people of Colombia and which creates frameworks for our Colombian
business to be successful over the long term. Charles Carter has taken on the role of EVP – Colombia, reporting directly to the Chief Executive Ofﬁcer, while retaining his accountability for AngloGold Ashanti’s investor relations and ﬁnancial public relations portfolio. During the year under review, two new
members, Mike MacFarlane and David Noko, were appointed
to the committee as Executive Vice President: Business
Strategy and Executive Vice President: Social and Sustainable
Development, respectively.
The committee held 12 meetings and two workshops during
2012 to discuss operational matters and to review the
programmes and activities being implemented to advance
the achievement of strategic goals on safety, asset portfolio-,
ﬁnancial-, people- and environmental management as well as
stakeholder engagement. Progress in terms of these strategic targets is detailed in the letter from our Chief Executive Ofﬁcer in the Integrated Report 2012 on page 19.
Prescribed ofﬁcers
In terms of Section 66(10), read together with regulation 38 of the Companies Act, AngloGold Ashanti has determined that all members of the Executive Committee are prescribed ofﬁcers.
The resumés of the prescribed ofﬁcers are disclosed under
Board and executive management in the Annual Integrated
Report 2012. The remuneration of prescribed ofﬁcers (which
includes the three highest paid employees, other than executive directors), is reported on an individual basis in the Remuneration report as required by King III.
Audit and Corporate Governance Committee
In accordance with best practice recommendations of King III and the Sarbanes-Oxley Act of the United States, membership
of this committee comprises four independent non-executive
directors. The Chairman of the board is not a member of the
committee. In accordance with Section 94 of the Companies
Act, members of the committee were nominated and
recommended for appointment by shareholders at the annual
general meeting, held on 10 May 2012, to serve until the next annual general meeting; the resolutions thereof were passed
with the requisite majority.
The committee held seven meetings, recording full attendance by members, and also executed four written resolutions
approving the company’s US GAAP ﬁnancial statements and
other ﬁnancial matters.
Pursuant to the Companies Act, King III and best practice, the committee, amongst others:
•
reviewed and approved the external auditors’ fees and the
integrated audit plan for the 2012 ﬁnancial year;
•
reviewed the performance of the external auditors and
recommended their reappointment by shareholders;
CORPORATE GOVERNANCE REPORT continued
2012 ANNUAL FINANCIAL STATEMENTS

}

•
considered and pre-approved, on a quarterly basis, non-audit services provided by all external auditors to the group;
•
reviewed the independence of the external audit team and
audit partner and concluded that they were independent for
the 2012 audit year;
•
reviewed the 2011 annual reports and 2012 quarterly reports
and recommended their approval by the board for publication;
•
received and reviewed, on a quarterly basis, the use of the
company’s whistleblowing facility and advised on ways to
enhance its use;
•
reviewed, on a quarterly basis, submissions by management
on the state of the group’s ﬁnancial affairs, internal control environment and auditing, and reported thereon to the board;
•
perform liquidity and solvency tests in relation to dividends
(quarterly), and guarantees (as necessary);
•
monitored implementation of recommendations on audit
ﬁndings;
•
monitored the activities of the group’s internal audit function and also ensured that it was sufﬁciently resourced to discharge its duties;
•
reviewed and monitored the implementation of the combined
assurance framework and an integrated audit process;
•
monitored, on behalf of the board, application of the principles of King III and compliance with the requirements of the
Companies Act;
•
monitored developments in IFRS and US GAAP accounting
standards through regular updates from management with
the main objective of ensuring that the company’s accounting practices complied with relevant standards;
•
received quarterly brieﬁngs and updates on the roll-out of the
Code of Business Principles and Ethics and matters relating to compliance. This function was transferred to the Social, Ethics and Transformation Committee;
•
received and reviewed, on a quarterly basis, reports on major litigations and disputed cases so as to assess their likely
outcome, their potential ﬁnancial and additional impacts on
the group; and
•
assisted and advised management in developing a legal and
regulatory framework to monitor compliance with relevant
laws and regulations.
Risk and Information Integrity Committee
The Risk and Information Integrity (R&II) Committee was
established to comply with the recommendations of King
III and to assist the board in discharging its responsibilities relating to (i) the governance of risk; (ii) the effective and efﬁcient management of IT resources; and (iii) the integrity of information, in order to achieve corporate objectives.
A detailed report on risk management is provided in the
Integrated Report and the application of the King III principles on both risk management and information technology can
be found in the King III application register on the company’s website at www.anglogoldashanti.com.
Membership of the committee comprises six independent
directors and two executive directors – the Chief Executive
Ofﬁcer and the Chief Financial Ofﬁcer – and is chaired by an independent director. The committee held four meetings in
2012 which were attended by all members of the committee,
except for two members who were unable to attend one
meeting each. Meetings of the committee are attended by
the executive responsible for risk and information technology management as well as senior management in these functional
areas. Other senior management also attend the committee’s
meetings as and when required.
During 2012, the committee reviewed, on a quarterly basis,
the company’s risk environment with special focus on the top risks facing the company. This enabled the committee to guide management in focusing on the risks that were most critical to the company’s operations.
Preparation for the implementation of the enterprise resource planning (ERP) programme through SAP was the major activity
undertaken by information technology in 2012. Roll-out of this programme began when SAP went live on 4 February 2013
at the company’s South Africa operations. The main objective of the project is to remove any unacceptable high-level risk from obsolete information systems, improve the group’s
decision-making capability through a uniform information
system throughout the organisation and support on-going
organisational improvement initiatives. Its purpose is to create a new information system environment which is world class and
able to support the vision of AngloGold Ashanti as a leading mining company.
Business insurance is a critical component of risk management in AngloGold Ashanti. The R&II committee assumed overall
responsibility for insurance matters during 2011. It reviewed the group’s insurance policies for the 2012/13 insurance
year to ensure adequate cover for the company’s assets and
employees and, to the extent this cover was available and
commercially feasible, is in place.
{

GOVERNANCE

CORPORATE GOVERNANCE REPORT continued
Safety, Health and Sustainable Development
Committee
The Safety, Health and Sustainable Development Committee
is responsible for ensuring that the company undertakes and
conducts, in compliance with company policies, its operations in an economically and socially responsible manner, pursuing sustainable business practices by conducting its business
with due regard to the safety and health of its employees
and other stakeholders, sustainable development, including,
but not limited to the impact of its operations on the natural environment. Safety remains AngloGold Ashanti’s ﬁrst value and continues to be a key component of management’s operational
deliverables.
Membership of this committee comprises seven independent
directors and the Chief Executive Ofﬁcer.
The committee held ﬁve meetings during 2012 which were
attended by all members except for two members who were
unable to attend one meeting each. In addition to providing
leadership and strategic direction in improving the management of safety, health, the environment and community relations,
the committee considered and approved group and regional
sustainability frameworks and strategies.
The committee furthermore reviewed strategies to improve the health and well-being of employees and their families especially in relation to HIV/AIDs and malaria. Illegal mining continued to raise concerns across the company’s operations, especially in
West Africa and these matters were extensively discussed with a focus on ﬁnding alternative and sustainable solutions to improve the socio-economic standards of the affected communities.
As of January 2013, this committee has been focused on
safety, health and environmental issues. Community and other sustainable development matters will be dealt with by the Social,
Ethics and Transformation Committee.
Transformation and Human Resources
Development Committee
AngloGold Ashanti subscribes to the South African government’s initiatives on social transformation and the labour localisation policies of other operational jurisdictions.
The Transformation and Human Resources Development
Committee has been mandated by the board to oversee
compliance with these policies and to guide their development and implementation in order to develop the skills and talents of employees group-wide, and to support the achievement of
social transformation and localisation targets.
The committee’s six members include ﬁve independent
non-executive directors and the Chief Executive Ofﬁcer. Only one member was unable to attend one of the four meetings
held by the committee in 2012.
The work of this committee in relation to transformation matters has been absorbed by the Social, Ethics and Transformation
Committee with effect from 1 January 2013, and the human
resource matters have been incorporated into the Remuneration
Committee. This committee, therefore, ceased to exist with
effect from that date.
Remuneration Committee
The purpose of the committee is to discharge the responsibilities of the board relating to all compensation, including equity
compensation of the company’s executives. The committee
establishes and administers the company’s executive
remuneration with the broad objective of aligning executive
remuneration with company performance and shareholder
interests, setting remuneration standards aimed at attracting, retaining and motivating the executive team, linking individual pay with operational and company performance in relation to
strategic objectives; and evaluating compensation of executives including approval of salary, equity and incentive-based awards.
The committee also considers and makes recommendations to
shareholders on non-executive directors’ fees.
Membership of the committee consists of only independent non-
executive directors, including the Chairman of the board. Michael
Kirkwood was appointed as a member of the Remuneration
Committee with effect from 1 October 2012.
The performance of the executive team, including the executive directors, is considered relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key performance objectives. Bonuses paid to
the executives are a reﬂection of performance of each of the executives and the company as a whole.
Details of the company’s remuneration policy and other relevant matters are disclosed in the Remuneration Report in this report.
2012 ANNUAL FINANCIAL STATEMENTS

}

During the year under review, the committee held four
scheduled meetings and two special meetings. The Chief
Executive Ofﬁcer, Chief Financial Ofﬁcer, Executive Vice
President: People and Organisational Development are invited to the committee’s meetings. External remuneration advisors
support the committee in its decision-making regarding
remuneration issues by providing members with trends on
executive remuneration, both locally and internationally. The committee has also retained GRS/Mercer to conduct, an
executive and non-executive bespoke salary survey, advising
on salary benchmarking annually.
In addition to routine activities of the committee relating to the review of and approval of executive management remuneration, consideration of non-executive directors’ fees and making
recommendations to shareholders. The committee also
undertook the following activities during 2012:
•
a review of executive terms and conditions with a focus on
retention;
•
a review of global governance requirements including the
King lll (SA), Dodd-Frank (USA), Australian and UK legislative changes in relation to remuneration committee requirements
and voting;
•
through its chairman and members of the executive team, the
committee actively engaged a number of shareholders on the
company’s remuneration practices leading to amendments,
with a focus on executive retention; and
•
reviewed and made recommendations to shareholders for
approval to amend certain aspects of the company’s incentive scheme with a view to improving the competitiveness of
executive remuneration.
Following the resignation in January 2013 of Mark Cutifani
as Chief Executive Ofﬁcer of the company, the committee
actively engaged and extensively deliberated and put in
place remuneration packages for Tony O’Neill and Srinivasan
Venkatakrishnan, who were appointed as interim joint Chief
Executive Ofﬁcers while a search is conducted for a new Chief
Executive Ofﬁcer.
Social, Ethics and Transformation Committee
The board established the Social, Ethics and Transformation
Committee, in accordance with Section 74(4) and Regulation
43 of the South African Companies Act 71 of 2008, effective
30 April 2012.
The purpose of the committee is to assist the board in
discharging its responsibilities relating to:
(i)
the functions of a Social and Ethics Committee as
contemplated by the Companies Act;
(ii)  sustainable development matters; and
(iii)  transformation and localisation matters.
The committee held its ﬁrst meeting on 5 November 2012 which was attended by all members. Members deliberated mainly on
administrative and other issues pertinent to the smooth running of the committee.
Members of the committee comprise six non-executive
directors and the Chief Executive Ofﬁcer. The Executive Vice
President – Social and Sustainable Development, Executive
Vice President – People and Organisational Development, the
Group General Counsel and Company Secretary, and other
members of senior management are permanent invitees to the
committee’s meeting.
Nominations Committee
The main mandate of the committee is to assist the board, in consultation with the Chairman of the board and Chief Executive
Ofﬁcer, in identifying suitable candidates for appointment to the board. Membership of the committee comprises all ten
non-executive independent directors on the board.
During the year under review the Nominations Committee met
three times and assisted the board in executing processes
leading to the appointment of two new independent directors.
The committee also reviewed the outcome of the 2011
performance evaluation of the board and provided insight for the implementation of an action plan that was put in place to address concerns resulting from the evaluations.
Investment Committee
The objective of the committee is to assess individual capital projects, ensuring that investments, divestments and ﬁnancing proposals are aligned with AngloGold Ashanti’s objectives.
Membership of the committee comprises seven independent
directors and the two executive directors. The committee held four meetings in 2012.
The committee deliberated on matters pertaining to the
company’s strategic plans as these relate to the management
{

GOVERNANCE

CORPORATE GOVERNANCE REPORT continued
of its asset portfolio. It debated several investment proposals, made recommendations to the board and monitored the
execution of approved projects to ensure these complied with project speciﬁcations.
During 2012, the committee also reviewed and recommended
for approval by the board the execution of capital projects, including the company’s participation in the Kibali project in the
DRC and the Mine Life Extension project at the Cripple Creek
& Victor mine in the United States. In addition several other projects were reviewed on behalf of the board.
Financial Analysis Committee
Membership of this committee as at year end comprised ﬁve
independent non-executive directors. It is an ad hoc committee that assists the board in the analysis of certain deﬁned ﬁnancial matters and issues. The objectives of the committee are to
undertake the analysis of possible ﬁnancial strategies and the development of ﬁnancial management recommendations.
The committee did not meet during 2012.
Party Political Donations Committee
During 2012, membership of this committee comprised
six independent non-executive directors and the Chief
Executive Ofﬁcer, and was chaired by the Chairman of the
board. The committee is ad hoc in nature and discharges the
responsibilities delegated to it by the board in terms of the Party
Political Donations policy which sets the guiding principles for the company’s political contributions in the jurisdictions in which it operates.
The committee did not meet during 2012.
Director
Board
Audcom       Remcom
R&II     Nomcom
SE&T          SHSD
THRC
Invcom
TT Mboweni
10/10
–
5/6
–
3/3
–
–
4/4
4/4
FB Arisman
10/10
7/7
6/6
3/4
3/3
–
3/5
–
4/4
M Cutifani
(3)
7/10
–
–
3/4
–
1/1
4/5
4/4
4/4
R Gasant
10/10
7/7
–
4/4
3/3
–
–
–
–
NP January-Bardill
10/10
7/7
–
–
3/3
1/1
5/5
4/4
–
MJ Kirkwood
(1)
5/6
–
2/2
–
1/1              1/1
–
–
1/1
WA Nairn
10/10
–
6/6
4/4
3/3
1/1
5/5
4/4
4/4
Prof LW Nkuhlu
8/10
7/7
6/6
4/4
3/3
1/1
5/5
–
4/4
F Ohene-Kena
5/10
–
–
–
2/3
–
4/5
3/4
–
SM Pityana
10/10
–
5/6
4/4
3/3
1/1
5/5
4/4
4/4
RJ Ruston
(2)
10/10
–
–
2/2
3/3
1/1
3/3
–
2/2
S Venkatakrishnan
10/10
–
–
4/4
–
–
–
–
4/4
(1)
Appointed to the board and Nomcom on 1 June 2012 and Remcom and Invcom on 1 October 2012.
(2)
Appointed to the board and Nomcom on 1 January 2012 and R&II, SHSD and Invcom on 1 June 2012.
(3)
M Cutifani was recused from attending two board meetings convened to discuss special matters relating to the chief executive ofﬁcer and one other meeting, which he was unable to attend owing to an important industry meeting.
Board and committee meeting attendance – 2012
The current composition of the board, each committee, the number of meetings held and attendance thereof are disclosed in the table below:
Key
Audcom:
Audit and Corporate Governance Committee
Remcom:     Remuneration Committee
R&II:
Risk and Information Integrity Committee
Nomcom:      Nominations Committee
SHSD:
Safety, Health and Sustainable Development
Committee
SE&T:
Social, Ethics and Transformation Committee
THRC:
Transformation and Human Resources
Development Committee
Invcom:        Investment Committee
2012 ANNUAL FINANCIAL STATEMENTS

}

CHIEF FINANCIAL OFFICER
Srinivasan Venkatakrishnan, an executive director, is the Chief
Financial Ofﬁcer. At its meeting held on 14 February 2012, the
Audit and Corporate Governance Committee, as required by
the JSE Listings Requirements, considered and expressed
its satisfaction at the level of expertise and experience of
Srinivasan Venkatakrishnan as Chief Financial Ofﬁcer of
AngloGold Ashanti.
The committee concluded that, he, together with other
members of the ﬁnancial management team, had effectively
and efﬁciently managed the group’s ﬁnancial affairs during the period under review as detailed in the Chief Financial Ofﬁcer’s report on page 8.
COMPANY SECRETARY
The company secretary, Maria Sanz Perez, was appointed
with effect from 1 September 2012 to replace Lynda
Eatwell who retired from the company with effect from
31 August 2012. The company secretary is responsible for
developing, implementing and maintaining effective processes and procedures to support the board and its committees in
the effective discharge of their duties and responsibilities. The board and individual members have access to the services and advice of the company secretary. She advises the board and
individual directors on their ﬁduciary duties and on corporate governance requirements.
Being the group’s General Counsel responsible for legal and
regulatory compliance functions, Maria is also a resource on general legal matters and regulatory compliance and advises
the board on related matters. She is also a member of the
Executive Committee.
In line with the JSE Listings Requirements, the board carried out an evaluation of the qualiﬁcations, competence and
experience of the company secretary in February 2013. Having reviewed relevant documentation and taken into account
individual directors’ assessment of the company secretary,
the board was of the view that Maria Sanz Perez possessed
the necessary qualiﬁcations to occupy the position.
The board was also satisﬁed that she had discharged her
duties with diligence and competence and that she had
provided the necessary support to the board as a whole
and to individual directors and ensured that the necessary
structures and processes are in place for the board to fulﬁl its mandate.
In order to assess her qualiﬁcations and competence, the
board reviewed her curriculum vitae and career achievements, and established that Maria Sanz Perez is a qualiﬁed lawyer with several years of legal and company secretarial experience.
The board therefore declared her duly qualiﬁed to serve as
company secretary. Maria’s qualiﬁcations and experience can
be viewed in the section Board and Executive Management
and directors in the Annual Integrated Report.
The board also conﬁrmed that the company secretary is not
a director of the company and maintains an arm’s length
relationship with the board.
LEGAL, ETHICAL AND REGULATORY COMPLIANCE
The group’s geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, Group
Compliance plays an essential role in coordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on
designing and implementing appropriate compliance policies
and procedures.
During 2012, Group Compliance undertook activities that
contributed to the enhancement of the company’s governance.
Key among these activities were:
•
the continued roll-out of awareness training on the Code of
Business Principles and Ethics (Our Code);
•
the company adopted a compliance management framework
which was approved by the board and provided guidance to
the operations on the implementation of the framework;
•
the roll-out of anti-bribery and anti-corruption training;
•
the issue of a global communication on International
Anti-Corruption Day in December emphasising the group’s
Directorate and committee changes post year-end
Name of director
Type of change
Effective date of change
Mark Cutifani
Announcement of resignation as Chief Executive Ofﬁcer
31 March 2013
Tony O’Neill
Appointed executive director
20 February 2013
Srinivasan Venkatakrishnan       Appointed Joint Acting Chief Executive Ofﬁcer
1 April 2013
Tony O’Neill
Appointed Joint Acting Chief Executive Ofﬁcer
1 April 2013
Michael Kirkwood
Appointed chairman of the Remuneration Committee
1 April 2013
Michael Kirkwood
Appointed a member of the Audit and Corporate Governance Committee
1 April 2013
Prof Wiseman Nkuhlu
Resignation from the Investment Committee
1 April 2013
{

GOVERNANCE

CORPORATE GOVERNANCE REPORT continued
zero tolerance of bribery and corruption and re-afﬁrming its commitment to the tenth principle of the UN Global Compact
in working against all forms of corruption, including extortion and bribery;
•
revised and issued new policies and procedures, including
a new anti-bribery and anti-corruption policy and a new
facilitation and extortion payments policy;
•
further automation of the group’s gifts, hospitality and
sponsorships registers;
•
automation of the group’s conﬂicts of interests registers;
•
further efforts to track compliance with laws, regulations,
standards and contractual obligations (at the country and
group levels); and
•
further assessment of compliance risk in the group.
South African Employment Equity Act of 1998
In compliance with Section 21 of the Employment Equity Act
55 of 1998, the company is obliged to ﬁle with the Department of Labour, the employment equity statistics for its South African workforce. A report was ﬁled with the Department of Labour
on 19 December 2012, covering the period 1 August 2011 to
31 July 2012. A copy of the report is available on the AngloGold
Ashanti website, www.anglogoldashanti.com/sustainability, in the section entitled, Other public reports.
VALUES AND ETHICS
King III enjoins the board to provide ethical leadership to the company. Our Code is the deﬁning document which explains
AngloGold Ashanti’s values and ethics. The board and
management recognise the enduring importance of ethical
behaviour by all employees, directors and related parties
at all times as the company strives to generate competitive
shareholder returns and create value for the beneﬁt of all
stakeholders.
Our Code provides a framework and sets requirements for
the implementation of key corporate policies and guidelines.
Among other areas it addresses fraud, bribery and corruption, conﬂict of interests, gifts, hospitality and sponsorships, use of company assets, privacy and conﬁdentiality, disclosures and
insider trading.
Roll-out of Our Code, which began soon after its launch in
November 2010, continued during 2012. A top-down approach
to training was adopted – beginning with management and
progressing to other levels in the organisation. The board
and executive management, from time to time, support
activities targeted at embedding ethical employee behaviour, including hosting roundtable panel discussions on aspects
of Our Code. Our Code, and translations are available on
www.anglogoldashanti.com, the intranet and in hard copy.
An online training platform was launched in September
2012 for all employees with access to computers
(approximately 12,000 people). Training is available in four languages and has allowed an accelerated programme
for training on Our Code and also on anti-bribery and
anti-corruption. A further suite of online training courses will be rolled out during 2013.
A DVD was released at the end of December 2012 and
distributed in eight languages to all regions for roll out during
2013, to employees that do not have access to computers.
AngloGold Ashanti holds all employees, directors and ofﬁcers accountable for complying with Our Code and policies in
addition to applicable laws, regulations, standards and
contractual obligations in the countries in which AngloGold
Ashanti does business. If employees, directors and ofﬁcers do not understand any aspect of Our Code it is their responsibility to ask for clariﬁcation. They can do this by speaking to their line manager, the legal department, human resources or
Group Compliance. Failure to live up to Our Code may result in disciplinary action being taken, up to and including dismissal.
More serious transgressions may also result in ﬁnes, jail
sentences and other sanctions including suspension of the
right to operate.
Employees, directors and ofﬁcers who become aware of a
situation in which they believe Our Code is being violated are urged to communicate the concern to their line manager, the
legal department, human resources or Group Compliance. No
employee, director or ofﬁcer will be retaliated against for raising a concern in good faith.
The company has promoted its whistleblowing hotline, which
is administered by a third party, with the use of posters at all locations. Employees, directors, ofﬁcers and external parties may use the hotline, anonymously if they wish, to report
concerns. All concerns are carefully investigated and, wherever possible, the results of the investigation is provided to the person raising the concern.
STAKEHOLDER ENGAGEMENT
AngloGold Ashanti’s vision to become the leading mining
company cannot be realised without the contribution of
all stakeholders. The company has therefore adopted an
inclusive approach to stakeholder engagement. Its key
stakeholders include shareholders, employees, communities
and governments. Numerous stakeholder engagement
activities took place during 2012 and are detailed under
Community relations on page 32 of the Sustainability Report.
2012 ANNUAL FINANCIAL STATEMENTS

}

FINANCIAL
STATEMENTS
THIS SECTION DETAILS THE AUDITED
CONSOLIDATED GROUP AND COMPANY
RESULTS FOR THE 2012 FINANCIAL
YEAR, AS WELL AS THE DIRECTORS’ AND
REMUNERATION REPORTS.
}
{

FINANCIAL STATEMENTS

In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, the annual ﬁnancial statements for the year ended
31 December 2012 were approved by the board of directors on 19 March 2013 and are signed on its behalf by:
Directors
TT Mboweni, Chairman
M Cutifani, Chief Executive Ofﬁcer
S Venkatakrishnan, Chief Financial Ofﬁcer
LW Nkuhlu (Prof), Chairman, Audit and Corporate Governance Committee
In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, I certify that the company has lodged with the Companies and
Intellectual Property Commission all such returns and notices as are required of a public company in terms of the Act, and that all such returns and notices are true, correct and up-to-date.
ME Sanz Perez
Company Secretary
Johannesburg
19 March 2013
In accordance with Section 29(1)(e)(ii) of the Companies Act, No. 71 of 2008, the annual ﬁnancial statements for AngloGold Ashanti
Limited, registration number 1944/017354/06, for the year ended 31 December 2012, have been audited by Ernst & Young Inc., the company’s independent external auditors, whose unqualiﬁed audit report can be found under Independent auditor’s report, on page 67.
The ﬁnancial statements have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by John Edwin
Staples, the group’s Chief Accounting Ofﬁcer. This process was supervised by Mark Cutifani, the group’s Chief Executive Ofﬁcer and
Srinivasan Venkatakrishnan, the group’s Chief Financial Ofﬁcer.
DIRECTORS’ APPROVAL
SECRETARY’S CERTIFICATE
AFFIRMATION OF FINANCIAL STATEMENTS
2012 ANNUAL FINANCIAL STATEMENTS

}

DIRECTORS’ REPORT
For the year ended 31 December
Nature of business
AngloGold Ashanti conducts mining operations in Africa, North and South America and Australia, and undertakes exploration activities in some of these jurisdictions and in other parts of the world. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold. At certain of its operations, AngloGold Ashanti produces uranium, silver and sulphuric acid as by-products in the course of producing gold.
A review of the unaudited performance of the various operations is available in the operational proﬁles on AngloGold Ashanti’s annual report website www.aga-reports.com.
Shareholders holding 10% or more of AngloGold Ashanti’s issued share capital
As at 31 December 2012, there were no shareholders holding 10% or more of the company’s issued share capital. This does not take cognisance of the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti ADR programme.
Share capital
Authorised
The authorised share capital of AngloGold Ashanti as at 31 December 2012 was made up as follows:
SA rands
•
600,000,000 ordinary shares of 25 South African cents each
150,000,000
•
4,280,000 E ordinary shares of 25 South African cents each
1,070,000
•
2,000,000 A redeemable preference shares of 50 South African cents each
1,000,000
•
5,000,000 B redeemable preference shares of 1 South African cent each
50,000
The following are the movements in the issued and unissued share capital from 1 January 2012 to 28 February 2013:
Issued
Ordinary shares
Number
of shares
Value
SA rands
Number
of shares
Value
SA rands
2012
2011
At 1 January
382,242,343
95,560,586
381,204,080
95,301,020
Issued during year:
Conversion of E ordinary shares
– Bokamoso ESOP
84,446
21,112
60,695
15,174
– Izingwe
48,532
12,133
39,052
9,763
BEE transaction (as approved by shareholders on
11 May 2011) Bokamoso ESOP
–
–
48,923
12,231
Exercise of options by participants in the AngloGold
Ashanti Share Incentive Scheme
945,641
236,410
889,593
222,398
At 31 December
(1)
383,320,962
95,830,241
382,242,343
95,560,586
Issued subsequent to year-end
– Exercise of options by participants in the
AngloGold Ashanti Share Incentive Scheme
123,048
30,762
– Bokamoso ESOP on conversion of E ordinary
shares
819
205
At 28 February 2013
383,444,829
95,861,208
(1)
Share capital of $16m (2011: $16m), is translated at historical rates of exchange at the reporting dates. Refer to group note 25.
{

FINANCIAL STATEMENTS

DIRECTORS’ REPORT
continued
For the year ended 31 December
Share capital (continued)
E ordinary shares
On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a black economic empowerment transaction with Izingwe
Holdings (Pty) Limited (Izingwe) – (collectively, the BEE transaction).
Number
of shares
Value
SA rands
Number
of shares
Value
SA rands
2012 2011
At 1 January 2,582,962 645,741 2,806,126 701,532
Reinstated – – 1,329,164 332,291
Cancelled in exchange for ordinary shares in terms
of the cancellation formula:
– Bokamoso ESOP (615,210) (153,803) (922,328) (230,582)
– Izingwe (350,000) (87,500) (630,000) (157,500)
At 31 December 1,617,752 404,438 2,582,962 645,741
Cancelled subsequent to year-end
Cancelled and exchanged for ordinary shares issued
in terms of the cancellation formula:
– Bokamoso ESOP (5,234) (1,309)
At 28 February 2013 1,612,518 403,129
Share capital is translated at historical rates of exchange at the reporting dates. Refer to group note 25.
In terms of the original authority granted by shareholders in 2006, E ordinary shares, on vesting, are cancelled in exchange for ordinary shares in accordance with the cancellation formula.
However, in November 2011, in addition to reinstating the cancelled E ordinary shares, shareholders approved an amendment to the cancellation formula through the resetting of the strike price. Participants in the ESOP and Izingwe are now guaranteed a minimum conversion price of R40 per E ordinary share with a maximum of R90 per E ordinary share for the ESOP and R70 per E ordinary share for Izingwe from a base price of R320 and R330 per share, respectively.
E ordinary shareholders are entitled to vote at all shareholder meetings, but do not hold veto rights.
Dividends payable on E ordinary shares are equivalent to 50% of dividends payable to ordinary shareholders.
E ordinary shares, on vesting, are exchanged for ordinary shares and cancelled and may not be re-issued. Therefore, they do not form part of the unissued share capital of the company.
Redeemable preference shares
The A and B redeemable preference shares, all of which are held by the wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the proﬁts (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.
Further details of the authorised and issued shares, as well as the share premium, are given in note 25 to the group’s ﬁnancial statements.
2012 ANNUAL FINANCIAL STATEMENTS

}

Unissued
Number of ordinary shares
2012
2011
At 1 January
217,757,657
218,795,920
Authorised during the year
–
–
Issued during the year
(1,078,619)
(1,038,263)
At 31 December
216,679,038
217,757,657
Issues subsequent to year-end
(123,867)
At 28 February 2013
216,555,171
Ordinary shares under the control of the directors
Pursuant to the authority granted by shareholders at the annual general meeting held on 10 May 2012, 5% of the shares in issue, from time to time, are placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. At 31 December 2012, the total number of shares placed under the control of the directors was
19,166,048. No shares were issued during 2012 by the directors in terms of this authority, which will expire at the close of the next annual general meeting, unless renewed.
Shareholders will therefore be asked at the annual general meeting to be held on 13 May 2013, to renew this authority by placing 5%
of the number of shares in issue, from time to time, under the control of the directors to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.
In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the beneﬁt of the company, shareholders will be asked to consider an ordinary resolution to this effect at the annual general meeting to be held on 13 May 2013.
Shareholders will also be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital for certain speciﬁc housekeeping reasons.
Depositary interests
American Depositary Shares
At 31 December 2012, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York
Stock Exchange (NYSE), 153,711,993 (2011: 164,886,294), American Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At 28 February 2013, there were 150,951,640 ADSs in issue and listed on the NYSE.
CHESS Depositary Interests
At 31 December 2012, the company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 89,780,845 (2011: 90,452,100) CHESS Depositary Interests (CDI). The number of CDIs remained unchanged at 28 February 2013. Every ﬁve CDIs is equivalent to one AngloGold Ashanti ordinary share and carries the right to one vote.
Ghanaian Depositary Shares
At 31 December 2012, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange (GhSE),
16,551,255 Ghanaian Depositary Shares (GhDSs) (2011: 16,610,500). The register remained unchanged as at 28 February 2013.
Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.
{

FINANCIAL STATEMENTS

DIRECTORS’ REPORT
continued
For the year ended 31 December
Share capital (continued)
CREST Depositary Interests
To facilitate trading on the London Stock Exchange (LSE) and settlement in CREST, AngloGold Ashanti has established a Depositary
Interest (DI) facility which is administered by Computershare Investor Services Plc. The DI facility became effective on 17 September
2012, via a change of trading platform. Shareholders wishing to trade their AngloGold Ashanti shares on the London Stock Exchange will be able to do so by converting their ordinary shares into dematerialised DIs on a one-for-one basis. At 31 December 2012, a total of 19,364 DIs had been issued in exchange for ordinary shares and were listed on the LSE. At 28 February 2013, there were
162,160 DIs in issue.
AngloGold Share Incentive Scheme
AngloGold Ashanti operates a share incentive scheme through which executive directors, members of the executive committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the group, support its continued
growth, and to promote the retention of such employees.
Non-executive directors are not eligible to participate in the share incentive scheme.
Following a change in Schedule 14 of the JSE Listings Requirements (Share Incentive Schemes) on 15 October 2008 the maximum number of shares attributable to the scheme was changed from 2.75% of issued share capital from time to time to a ﬁxed ﬁgure of
17,000,000. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the shares attributable to the scheme, being 850,000 ordinary shares in aggregate.
Also as a result of the change to the JSE Listings Requirements, as aforementioned, the recycling of options/awards that have vested and which have been delivered, and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reﬂects the total number of options/awards that are unissued in terms of the share incentive scheme, as a result of this rule change:
Details
Options/Awards
Total number of options/awards attributable to the scheme at 31 December 2012 17,000,000
Less:
– Total number of options/awards granted and outstanding at 31 December 2012 (4,580,329)
– Total number of options/awards exercised:
– During the period 15 October to 31 December 2008 (101,013)
– During the period 1 January to 31 December 2009 (1,131,916)
– During the period 1 January to 31 December 2010 (823,411)
– During the period 1 January to 31 December 2011 (889,593)
– During the period 1 January to 31 December 2012 (945,641)
Total options/awards available but unissued at 31 December 2012 8,528,097
Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date of grant, automatically expire.
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the “AngloGold Share Incentive Scheme” or “Share Incentive Scheme”.
2012 ANNUAL FINANCIAL STATEMENTS

}

Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.
The type and vesting criteria of the options or awards granted are:
Performance-related options
The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 when it was agreed that no further performance-related options would be granted. Performance-related options granted will terminate on 1 November 2014, being the date on which the last options granted hereunder may be exercised or they will expire.
Bonus Share Plan (BSP)
The granting of awards in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005 and amended at the general meeting held on 6 May 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening of the vesting period. Executive directors, executives and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil”
cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant remains in the employ of the company at the date of vesting unless an event, such as death, retirement or redundancy occurs, which may result in an earlier vesting date. In respect of awards granted in 2008 and thereafter, the vesting period has been shortened to two years, with 40% of awards granted vesting in year one and 60% in year two from the date of grant or, in the event that a participant exercises his awards in year three, then 120% of awards granted will be available to such participant.
The following changes were approved at the extraordinary general meeting of shareholders on 11 March 2013. The 20% uplift for the retention of shares for 36 months will fall away and will now be added to the initial 100% resulting in an allocation of 120% share matching for all management. The Executive Committee members will receive an increased allocation from 120% to 150%. The vesting period has therefore been shortened to two years with 50% vesting 12 months after the date of issue and the remaining 50%
vesting 24 months after the date of issue.
Long-Term Incentive Plan (LTIP)
The granting of awards in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, are met, and provided that the participant remains in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurs, which may result in an earlier vesting date.
The Remuneration Committee (Remco) has approved a new retention bonus scheme comprising both cash (40% of 2013 total base pay) and shares (60% of base pay) which was implemented on 1 March 2013 for Executive Committee members. This will be implemented over the short term to support a strategy of retaining the top management for a minimum period of 18 months to ensure delivery on key business imperatives while a new Chief Executive Ofﬁcer is identiﬁed and inducted. The share award will be a performance-based share (LTIP) granted in March 2013. Subject to the performance conditions, these shares will vest at the end of
August 2014. In line with the LTIP vesting, the cash portion will be delivered at the end of August 2014, based on the achievement of the performance conditions.
The allocation to the Chief Financial Ofﬁcer will be 80% cash and 60% shares.
{

FINANCIAL STATEMENTS

DIRECTORS’ REPORT
continued
For the year ended 31 December
AngloGold Share Incentive Scheme (continued)
Options and awards
In accordance with the JSE Listings Requirements and the rules of the AngloGold Share Incentive Scheme, the changes in options and awards granted and the ordinary shares issued as a result of the exercise of options and awards during the period 1 January 2012 to 28 February 2013 are disclosed below:
Performance
related
Bonus
share
plan
(1)
Long-term
incentive
plan
(1)
Total
share
incentive
scheme
At 1 January 2012
171,144
1,825,378
1,982,060
3,978,582
Movement during year
– Granted
–
993,146
983,554
1,976,700
– Exercised
(47,107)
(558,042)
(340,492)
(945,641)
– Lapsed – terminations
(31,070)
(104,026)
(294,216)
(429,312)
At 31 December 2012
92,967
2,156,456
2,330,906
4,580,329
Average exercise/issue price per share outstanding
220.09
317.88
316.28
315.08
Subsequent to year-end
– Granted
–
61,436
–
61,436
– Exercised
(370)
(97,027)
(25,651)
(123,048)
– Lapsed – terminations
–
(10,493)
(323,203)
(333,696)
At 28 February 2013
92,597
2,110,372
1,982,052
4,185,021
(1)
BSP and LTIP awards are granted at nil cost to participants.
Total shares issued on the exercise of options and awards from the inception of the scheme:
Total
number of
shares
issued
At 1 January 2012
7,813,424
– Exercised 2012
945,641
At 31 December 2012
8,759,065
Subsequent to year-end
– Exercised February 2013
123,048
At 28 February 2013
8,882,113
2012 ANNUAL FINANCIAL STATEMENTS

}

Dividend policy
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the company’s ﬁnancial performance. Dividends are recognised when declared by the board of directors. During the third quarter of 2011, the company changed its timing of dividend payments to quarterly, rather than half-yearly. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act of 2008, the amount of reserves available for a dividend based on the going-concern assessment, and restrictions placed by the conditions of the convertible bonds, other debt facilities, protection of the investment grade credit rating and other factors.
Dividends declared since 1 January 2012:
Final dividend
Number 112
Interim
dividend
Number 113
Interim
dividend
Number 114
Interim
dividend
Number 115
Ordinary shares
Declaration date
14 February 2012
8 May 2012
3 August 2012         6 November 2012
Amount paid per ordinary share
– South African currency (cents)
200
100
100
50
– United Kingdom currency (pence)
16.776
7.638
7.611
3.503
– Ghanaian currency (cedis)
45.100
22.290
23.580
10.585
Amount per CDI
(1)
– Australian currency (cents)
4.972
2.452
2.306
1.077
Amount per GhDS
(2)
– Ghanaian currency (cedis)
0.451000
0.222900
0.235800
0.105850
Amount per ADS
(3)
– United States currency (cents)
26.40
11.81
12.10
5.76
E ordinary share
South African currency (cents) per share
100
50
50
25
(1)
Each CDI (CHESS Depositary Interest) is equal to one-ﬁfth of one ordinary share.
(2)
Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share.
(3)
Each ADS (American Depositary Share) is equal to one ordinary share.
{

FINANCIAL STATEMENTS

DIRECTORS’ REPORT
continued
For the year ended 31 December
Dividend policy (continued)
Withholding tax
On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders.
This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold Ashanti’s
South African operations, thereby potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the quantum of dividends or other distributions received by AngloGold Ashanti shareholders, subject to certain exceptions.
Dematerialised shareholders on the South African share register will receive payment of their dividends electronically, as provided for by STRATE. Certiﬁcated shareholders, who have elected to receive their dividends electronically, will be paid via the company’s electronic funds transmission service. Certiﬁcated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.
Borrowings
The company’s borrowing powers are unlimited pursuant to the company’s memorandum of incorporation. As at 31 December 2012, the group’s gross borrowings (including the mandatory convertible bonds) totalled $3,583m (2011: $2,488m).
Signiﬁcant events during the year under review and subsequent to year-end
Moody’s upgrade of AngloGold Ashanti’s ratings: On 15 March 2012, AngloGold Ashanti acknowledged that Moody’s Investors
Service upgraded the issuer rating of AngloGold Ashanti Limited to Baa2.
Appointment to the board of directors: On 9 December 2011, AngloGold Ashanti announced the appointment of Rodney John
Ruston to its board of directors, with effect from 1 January 2012 and on 17 May 2012, AngloGold Ashanti announced the appointment of Michael James Kirkwood to its board of directors, with effect from 1 June 2012.
AngloGold Ashanti acquires Kinross’s 50% stake in Serra Grande: On 29 May 2012, AngloGold Ashanti, which held, through a subsidiary, a 50% interest in the Serra Grande mine in Brazil, agreed to acquire the remaining 50% stake in the mine from Kinross
Gold Corporation for $220m in cash. The transaction which was funded from existing cash reserves and debt facilities, closed on
28 June 2012.
AngloGold Ashanti acquired First Uranium: On 20 July 2012, AngloGold Ashanti acquired First Uranium (Pty) Limited, the owner of
Mine Waste Solutions in South Africa, for a cash consideration of $335m.
AngloGold Ashanti signed a new $1bn RCF: On 23 July 2012, AngloGold Ashanti signed a new $1.0bn, ﬁve-year unsecured revolving credit facility (RCF) maturing in July 2017 with a banking syndicate to replace the existing four-year, $1.0bn unsecured RCF maturing in April 2014.
AngloGold Ashanti announced the pricing of a bond offering: On 25 July 2012, AngloGold Ashanti announced the pricing of an offering of $750m aggregate principal amount of 5.125% notes due 2022 to be issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the company, at an issue price of 99.398%.
AngloGold Ashanti announces change of company secretary: On 14 August 2012, AngloGold Ashanti announced the appointment of Maria Esperanza Sanz Perez, Group General Counsel, as company secretary with effect from 1 September 2012 following the retirement of Lynda Eatwell from the company.
2012 ANNUAL FINANCIAL STATEMENTS

}

Unprotected strike: On 1 October 2012, AngloGold Ashanti announced that its mines in South Africa remained at a standstill as a result of the unprotected strike which began on 20 September 2012 at the Kopanang operation and spread to the remaining ﬁve operations on 25 September 2012. On 24 October 2012, AngloGold Ashanti announced that the unprotected strike at its Vaal River region had come to an end. On 2 November 2012, AngloGold Ashanti announced that employees at the Mponeng and TauTona mines did not resumed work due to illegal sit-ins. On 14 November 2012, following another sit-in, AngloGold Ashanti announced that normal operations resumed at its Mponeng mine following successful engagement with employee and trade union representatives.
AngloGold Ashanti announces termination of contract with an underground development contractor: On 13 October 2012,
AngloGold Ashanti announced its decision to terminate its relationship with Mining and Building Contractors Ltd, the underground development contractor at the company’s Obuasi mine in Ghana.
Listing of senior unsecured ﬁxed rate notes and ﬂoating rate notes: AngloGold Ashanti announced on 16 October 2012, that the
JSE Limited granted the company the listing of its ANG01 senior unsecured ﬁxed rate notes and ANG02 senior unsecured ﬂoating rate notes under its R10bn DMTNP dated 29 June 2012.
AngloGold Ashanti announces an increased Mineral Resource estimate for Tropicana: On 4 December 2012, AngloGold Ashanti
announced that the Mineral Resource estimate for the Tropicana Gold Project had increased by a further 1.48Moz to 7.89Moz of contained gold. The increase was the result of drilling completed in 2012 and greater conﬁdence in the viability of a larger pit at Havana.
AngloGold Ashanti maintains its investment grade rating: On 10 December 2012, AngloGold Ashanti announced that, following an extensive review, Standard & Poor’s had afﬁrmed the investment grade rating, with a negative outlook, on the company’s publicly traded debt.
Subsequent to year-end
AngloGold Ashanti announces the resignation of its Chief Executive Ofﬁcer: On 8 January 2013, the board of AngloGold Ashanti announced the resignation of the Chief Executive Ofﬁcer, Mark Cutifani, with effect from 1 April 2013. The board further announced the appointment of the current Chief Financial Ofﬁcer, Srinivasan Venkatakrishnan and Executive Vice President: Business & Technical
Development, Anthony O’Neill as joint interim Chief Executive Ofﬁcers with Srinivasan Venkatakrishnan responsible for all ﬁnance and corporate functions and Anthony O’Neill responsible for all operations, projects (including the company’s enterprise resource planning programme and procurement) and technical functions. Tony O’Neill was appointed an executive director on 20 February 2013.
Material change
There has been no material change in the ﬁnancial results or trading position of the AngloGold Ashanti group since the publication of its results for the year ended 31 December 2012 on 20 February 2013. These results were audited by Ernst & Young Inc. who issued an unqualiﬁed audit report on 19 March 2013.
Material resolutions
Details of special resolutions and other resolutions of a signiﬁcant nature passed by the company during the year under review, requiring disclosure in terms of the JSE Listings Requirements, are as follows:
Number of resolution
Effective date
Passed at the annual general meeting held on 10 May 2012:
AngloGold Ashanti Limited
Approval for the company or any of its subsidiaries to acquire ordinary shares issued by the company.
10 May 2012
{

FINANCIAL STATEMENTS

DIRECTORS’ REPORT
continued
For the year ended 31 December
Annual general meetings
At the 68th annual general meeting held on Thursday, 10 May 2012, shareholders passed resolutions relating to the:
•
re-appointment of Ernst & Young Inc. as auditors of the company;
•
election of NP January-Bardill as a director;
•
election of RJ Ruston as a director;
•
re-election of WA Nairn as a director;
•
re-election of Prof LW Nkuhlu as a director;
•
appointment of Prof LW Nkuhlu as a member of the Audit and Corporate Governance Committee of the company;
•
appointment of FB Arisman as a member of the Audit and Corporate Governance Committee of the company;
•
appointment of R Gasant as a member of the Audit and Corporate Governance Committee of the company;
•
appointment of NP January-Bardill as a member of the Audit and Corporate Governance Committee of the company;
•
renewal of the general authority placing 5% of the number of ordinary shares of the company in issue from time to time under the control of the directors;
•
granting of a general authority to directors to issue for cash those ordinary shares which the directors are authorised to allot and issue, subject to certain limitations of the Listings Requirements of the JSE;
•
advisory endorsement of the AngloGold Ashanti remuneration policy and notice of 2012 LTIP awards;
•
increase in non-executive directors’ remuneration for their service as directors;
•
approved as a special resolution, increase in non-executive directors’ fees for board and statutory committee meetings; and
•
approved, as a special resolution, acquisition of the company and its subsidiaries ordinary shares issued by the company.
Notice of the 69th annual general meeting to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg at 11:00 (South
African time) on 13 May 2013, will be printed as a separate document and distributed to shareholders in accordance with the
Companies Act No. 71 of 2008.
Directorate and secretary
The following changes to the board of directors took place during the period from 1 January 2012 to 31 December 2012 and subsequent to year-end.
Executive directors
There were no changes to the executive directors during the year under review. Subsequent to year end, the board of AngloGold
Ashanti announced the resignation of Chief Executive Ofﬁcer, Mark Cutifani, effective 1 April 2013. The board further announced the appointment of current Chief Financial Ofﬁcer, Srinivasan Venkatakrishnan, and Executive Vice President: Business & Technical
Development, Anthony O’Neill, as joint interim Chief Executive Ofﬁcers until a successor to Mark Cutifani is appointed.
On 18 February 2013, the board announced the appointment of Anthony O’Neill as an executive director of the company with effect from 20 February 2013.
2012 ANNUAL FINANCIAL STATEMENTS

}

Non-executive directors
Rodney Ruston and Michael Kirkwood were appointed to the board with effect from 1 January 2012 and 1 June 2012 respectively.
Rodney Ruston offered himself and was elected as a director by shareholders at the Annual General Meeting held on 10 May 2012.
Michael Kirkwood will retire at the annual general meeting and will offer himself for election by shareholders at the annual general meeting to be held on 13 May 2013.
The directors retiring by rotation at the forthcoming annual general meeting in terms of the Memorandum of Incorporation are Bill
Nairn, Ferdinand Ohene-Kena, Frank Arisman and Srinivasan Venkatakrishnan. Bill Nairn, Ferdinand Ohene-Kena and Frank Arisman
will not offer themselves for re-election.
The names and biographies of the directors of the company are listed in the Annual Integrated Report.
Company Secretary
Lynda Eatwell retired as Company Secretary on 31 August 2012 and Maria Sanz Perez was appointed as Company Secretary with effect from 1 September 2012. The name, business and postal address of the Company Secretary are set out on the Administrative
information page of this report.
Directors’ and prescribed ofﬁcers’ interests in AngloGold Ashanti shares
The interests of directors, prescribed ofﬁcers and their associates in the ordinary shares of the company at 31 December, which did not individually exceed 1% of the company’s issued ordinary share capital, were:
31 December 2012
Beneﬁcial holding
31 December 2011
Beneﬁcial holding
Direct
Indirect
Direct
Indirect
Non-executive directors
FB Arisman
–
4,984
–
4,984
LW Nkuhlu
–
800
–
800
Total
–
5,784
–
5,784
Executive directors
M Cutifani
61,692
–
10,000
–
S Venkatakrishnan
52,508
–
10,351
–
Total
114,200
–
20,351
–
Prescribed ofﬁcers
AM O’Neill
–
7,000
–
7,000
CE Carter
25,078
–
7,037
–
Total
25,078
7,000
7,037
7,000
Grand total
139,278
12,784
27,388
12,784
SM Pityana, non-executive director of AngloGold Ashanti, has an indirect beneﬁcial holding in the company given that he is a Trustee and beneﬁciary of a trust which holds a 44% interest in Izingwe Holdings, the company’s BEE partner. As at 31 December 2012,
Izingwe Holdings held 700,000 E ordinary shares in the issued capital of the company (31 December 2011: 1,050,000 E ordinary shares). This holding is unchanged at the date of this report.
{

FINANCIAL STATEMENTS

Changes in directors’ and prescribed ofﬁcers’ interests in AngloGold Ashanti shares
Date of
transaction
Type of transaction
Number of
shares
Direct/indirect
beneﬁcial
holding
Non-executive director
LW Nkuhlu
22 February 2013     On-market purchase of AngloGold Ashanti
ordinary shares
2,200 Indirect
Executive directors
S Venkatakrishnan
27 February 2013    On-market purchase of ordinary shares pursuant
to the AngloGold Ashanti Co-Investment Plan
3,429 Direct
M Cutifani 1 March 2013 On market sale of shares 35,580 Direct
1 March 2013 On market purchase of shares 53,014 Direct
Company Secretary
ME Sanz Perez 1 March 2013 On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan
1,135 Direct
Prescribed officers
GJ Ehm
22 February 2013     On-market purchase of ordinary shares pursuant
to the AngloGold Ashanti Co-Investment Plan
1,256 Direct
MP O’Hare
27 February 2013     On-market purchase of ordinary shares pursuant
to the AngloGold Ashanti Co-Investment Plan
927 Direct
I Boninelli
27 February 2013     On-market purchase of ordinary shares pursuant
to the AngloGold Ashanti Co-Investment Plan
1,284 Direct
CE Carter
27 February 2013     On-market purchase of ordinary shares pursuant
to the AngloGold Ashanti Co-Investment Plan
1,716 Direct
DC Noko
27 February 2013     On-market purchase of ordinary shares pursuant
to the AngloGold Ashanti Co-Investment Plan
615 Direct
RW Largent
28 February 2013     On-market purchase of ordinary shares pursuant
to the AngloGold Ashanti Co-Investment Plan
1,881 Direct
RN Duffy 1 March 2013 On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan
1,180 Direct
MD Macfarlane 6 March 2013 On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan
452 Direct
Details of service contracts of directors and prescribed ofﬁcers
In accordance with Section 30(4)(e) of the Companies Act, the salient features of the service contracts of directors and prescribed ofﬁcers have been disclosed in the Remuneration report.
Annual ﬁnancial statements
The ﬁnancial statements set out fully the ﬁnancial position, results of operations and cash ﬂows of the group and the company for the
ﬁnancial year ended 31 December 2012.
The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual ﬁnancial statements and related information in a manner that fairly presents the state of affairs of the company, in conformity with the Companies Act and in terms of the JSE Listings Requirements.
DIRECTORS’ REPORT
continued
For the year ended 31 December
2012 ANNUAL FINANCIAL STATEMENTS

}

The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual ﬁnancial statements, and to prevent and detect material misstatement and loss.
In preparing the annual ﬁnancial statements, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.
Effective 1 January 2012, the group changed the presentation currency of its results from reporting in US dollars and South African rands to reporting only in US dollars. Management has concluded that the change in presentation currency will result in more reliable and relevant information than the prior position of reporting in two currencies. Management considered the following factors: the majority of AngloGold Ashanti’s operating mines use US dollars as their functional currency; the majority of AngloGold Ashanti’s annual production and reserves are derived from non-South African rand denominated countries; the majority of AngloGold Ashanti shareholders are not domiciled in a South African rand denominated jurisdiction; management prepare investor presentations and analysis in US dollars only; and the management accounts, except for South Africa which is reported in dual currency, are reported to the Chief Operating Decision Maker in US dollars. The change in presentation currency has no effect on comparative information.
AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.
Cash and cash equivalents at 31 December 2012 amounted to $892m (2011: $1,112m), and together with cash budgeted to be generated from operations in 2013 and the net incremental borrowing facilities available, are in management’s view, adequate to fund operating, mine development, capital expenditure and ﬁnancing obligations as they fall due for at least the next 12 months.
Based on the results of a formal documented review of the company’s system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2012, the board of directors has considered:
•
information and explanations provided by line management;
•
discussions held with the external auditors on the results of the year-end audit; and
•
the assessment by the Audit and Corporate Governance and the Risk and Information Integrity committees.
Nothing has come to the attention of the board that caused it to believe that the company’s system of internal controls and risk management are not effective and that the internal ﬁnancial controls do not form a sound basis for the preparation of reliable ﬁnancial statements.
Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the ﬁnancial statements for the year ended 31 December 2012, it is appropriate to prepare these ﬁnancial statements on a going concern basis.
The directors are of the opinion that these ﬁnancial statements fairly present the ﬁnancial position of the company and group at
31 December 2012 and the results of their operations and cash ﬂow information for the year then ended.
The external auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the ﬁnancial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. Their unqualiﬁed report on these ﬁnancial statements appears in the independent auditor’s report.
The company will prepare a set of ﬁnancial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) and
this includes such ﬁnancial statements in its annual report on Form 20-F as must be ﬁled with the US Securities and Exchange Commission by no later than 30 April 2013. Copies of the annual report on Form 20-F will be made available once the ﬁling has been made, on request, from the Bank of New York Mellon, or from the company’s corporate ofﬁce detailed in the section Administrative information.
Investments
Particulars of the group’s principal subsidiaries and operating entities are presented on page 191.
{

FINANCIAL STATEMENTS

REMUNERATION REPORT
Remuneration philosophy
The fundamental core of AngloGold Ashanti’s leadership philosophy is “People are the business… Our business is people”. This reﬂects the importance of our employees who are fundamental to the business and therefore the attraction and retention of our people through robust, sound policies and procedures is key.
A holistic remuneration approach is followed which includes guaranteed pay (comprising of base pay and beneﬁts) and variable pay
(which is separated into long term incentives and short term incentives). All elements play a key role in attracting and retaining our people. To support this philosophy we therefore:
•
Align the behaviours and performance of our senior management and executives with the strategic goals of the organisation, by offering competitive incentive plans with performance goals in place that align both their and our shareholders’ interests;
•
Benchmark our executive remuneration against a comparator group of global and South African mining and multi-national companies. The comparator group is reviewed annually to ensure that it continues to be appropriate;
•
Continue to encourage the development of our employees to meet our business needs;
•
Ensure that our employees share in the success of our company; and
•
Continue to ensure that the correct governance frameworks are applied to all decisions and practices around remuneration throughout AngloGold Ashanti.
Executive contracts
All members of the Executive Committee have permanent employment contracts which entitle them to standard group beneﬁts as deﬁned by their speciﬁc region and participation in the company’s short term incentive scheme, the Bonus Share Plan (BSP), and the
Long-Term Incentive Plan (LTIP).
South African executives have dual contracts which reﬂect the percentage of their time focused on offshore business requirements.
The executive contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:
•
The acquisition of all or part of AngloGold Ashanti; or
•
A number of shareholders holding less than 35% of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•
The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.
In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2012 were as follows:
Executive Committee member
Notice period
Change of control
Chief Executive Ofﬁcer
12 months
24 months
Chief Financial Ofﬁcer
9 months
9 months
Other Executive Committee members
6 months
6 months
The board in negotiation with the executive has the discretion to mutually agree the duration of the notice period, as a result:
•
Following on from his resignation and appointment to Anglo American, the board mutually agreed with Mark Cutifani to reduce his notice period from 12 months to three months; and
•
In negotiating conditions for the acting chief executive ofﬁcers in January 2013 with both Tony O’Neill and Srinivasan Venkatakrishnan, and in exchange for a ‘stay period’ to end September 2013, the board agreed it would review all acting arrangements upon appointment of a new chief executive ofﬁcer or in June 2013 (whichever occurred sooner) and that both Tony O’Neill and Srinivasan
Venkatakrishnan would be offered the option to return to their normal positions post appointment of a new chief executive ofﬁcer or have the alternative to exit the company at the end of September 2013. Their notice periods would revert back to the standard notice period after September 2013.
2012 ANNUAL FINANCIAL STATEMENTS

}

Remuneration policy
The remuneration policy is designed to allow us to compete in a global market where growth and scarcity of key skills remain an obstacle. The focus is therefore to attract and retain these key skills whilst recognising that cost and shareholder value are fundamental drivers of the policy delivery.
Linking pay and performance for our executives is important and by having a large portion of the executive pay deﬁned as at risk pay we are ensuring that they are directly aligned to the overall performance of the company, the regions and the business units and have an overriding focus on safety as a large portion of their variable pay is directly linked to keeping our employees safe.
Benchmarking
Our executives and non-executives are benchmarked against a global group of competitors. AngloGold Ashanti’s size and complexity as well as each individual executive’s role and personal performance are reviewed annually against the benchmark group from a base pay, beneﬁts, guaranteed pay and variable pay perspective. The 2012 bespoke benchmark survey was completed by GRS/Mercer.
For the 2013 annual increases (awarded effectively January 2013) the benchmark group has been modiﬁed, following on shareholder feedback, to a slightly smaller peer group of companies (11) that are more similar to AngloGold Ashanti in size and geographic spread.
Our salary benchmarks are targeted at the market median; where there is a shortage of specialist and/or key technical skills higher than the benchmark median is paid, typically targeting the 75th percentile.
Each executive’s role is individually sized to ensure the best match possible. The comparison is done on the same or similar roles irrespective of place of work (including a review of purchasing power parity between countries). As a result of most organisations not doing matching by Stratum levels, we match each of the executive roles based on their individual role descriptions, using the Mercer
Survey methodology known as international position evaluation (IPE). These roles are then matched directly to the survey participant data individually by doing direct market role comparisons.

The IPE system assists in comparing the data across different company sizes and the data can be analysed to a detailed level.
Each component of remuneration (base salary, short-term incentives, long-term incentives and beneﬁts) is analysed and compared with the benchmarks and the overall package is reviewed accordingly.
Total reward
Over the past few years, the demand for executives with mining-related skills and experience has increased. Fewer people have entered the mining industry globally which limits the talent supply. The company operates in a highly competitive market for executives and the attraction and retention of talented and experienced executives is one of the key objectives of the executive remuneration approach. AngloGold Ashanti has designed its executive remuneration programme to emphasise performance-based incentives that reward its executives for the achievement of speciﬁc annual, medium and long-term business goals.
Executives have the following components of remuneration which take into consideration the global market, internal peerage, and regional and local legislative requirements:
Base salary
The base salary forms an essential part of the remuneration mix of executives as it is the base measure to compare and to remain competitive relative to peer companies. The base salary is used as the basis to determine other elements of compensation and beneﬁts. The base salary provides the executive with remuneration that is not ‘at risk’. The following factors with regards to the executive base pay are important to note:
•
Annual increases for our executives are effective 1 January each year;
•
The executive base salary is targeted at the 50th percentile of the speciﬁc role as measured on the job sizing (IPE) methodology, but can vary depending on individual performance level and retention concerns; and
•
The Chief Executive Ofﬁcer does not make a recommendation with respect to his own salary or any other component of his overall remuneration (although he makes recommendations on the rest of the executive team).
For the year ended 31 December 2012, the following adjustments were made to annual base salaries in accordance with the
Remuneration Committee’s (Remco) remuneration policy and considerations in terms of market and peer alignment described above.
On a whole the majority of our executives are well aligned to market on base pay but where this is not the case and there are other issues such as retention concerns, higher increases than CPI and market have been granted.
{

FINANCIAL STATEMENTS

REMUNERATION REPORT
continued
Total reward (continued)
Base salary (continued)
Surname
2011
Base salary
(1)
2012
Base salary
(1)
%
Increase
I Boninelli
(2)
R4,417,595
R4,748,916
7.5%
CE Carter
(2)
R5,111,534
R5,494,896
7.5%
M Cutifani
(2)
R12,594,410
R13,601,964
8.0%
RN Duffy
(2)
R5,168,587
R6,073,104
17.5%
GJ Ehm
AUD575,796
AUD665,044
15.5%
RW Largent
(3)
$663,672
$868,747
30.9%
M Macfarlane
(4)
–
CAD493,784
–
D Noko
(2)
(4)
–
R4,500,000
–
MP O’Hare
(2)
(3)
R4,425,391
R5,979,812
35.1%
AM O’Neill
AUD1,287,108
AUD1,357,899
5.5%
ME Sanz Perez
(2)
(3)
R3,031,829
R4,085,393
34.8%
YZ Simelane
(2)
R3,192,852
R3,432,324
7.5%
S Venkatakrishnan
(2)
R7,562,949
R8,394,888
11.0%
(1)
Represents a full year salary, irrespective of whether the executive only worked a portion of the year.
(2)
South Africa-based executives have a portion of their base salary delivered through the Isle of Man; based on South African tax laws, this remains taxable in South Africa.
(3)
Interim increases were approved and granted by Remco in terms of market alignment.
(4)
Appointed during the course of the year.
Beneﬁts
AngloGold Ashanti’s policy is to provide, where appropriate, through third-parties additional elements of compensation listed below:
•
The executives are eligible for participation in the retirement scheme applicable to the respective region. The company and the employee (in most instances) provide contributions towards retirement savings;
•
AngloGold Ashanti provides medical aid assistance through either a percentage of contribution, reimbursement or company provided clinics and health care providers;
•
Life Assurance is provided as a ﬁxed amount or a multiple of base salary;
•
Disability insurance which comprises an amount to partially replace lost compensation during a period of medical incapacity or disability is provided to all executives; and
•
Accidental death and dismemberment cover is provided.
Short-term incentives
The short-term incentive, known as the Bonus Share Plan (BSP) is part of the variable element of the total reward package. The BSP is designed to reward the executives for the overall annual performance of the company. It consists of an annual performance-based cash incentive bonus and a matching share award (equity bonus) with deferred vesting. The vesting is over a two-year period, with
40% vesting after 12 months, 60% vesting after 24 months and an additional 20% retention award for remaining in service and holding the shares for a full 36 months.
The cash portion of the bonus may not exceed 50% of the BSP award allocated per level and the matching shares together with the cash bonus may never exceed the maximum cap per job level.
2012 ANNUAL FINANCIAL STATEMENTS

}

Short-term incentives (continued)
Each employee has bonus targets based on speciﬁc objectives that have to be achieved each year. Two factors are considered when determining these target bonuses for executives. The ﬁrst is the company performance against a speciﬁc set of company targets set by the Remuneration Committee and the second is the individual performance of each executive. The table below summarises the target and maximum bonuses achievable as well as the split between company and individual performance weightings for the 2012 performance year:
Short-term incentives
Targeted
cash bonus
as a %
of salary
Maximum
cash bonus
as a %
of salary
Total*
targeted
award as a
% of salary
Total*
maximum
award as a
% of salary
Company
performance
weighting
as a % of
salary
Individual
performance
weighting
as a % of
salary
Chief Executive Ofﬁcer 40% 80% 80% 160% 70% 30%
Chief Financial Ofﬁcer 35% 70% 70% 140% 60% 40%
Executive management 30% 60% 60% 120% 60% 40%

* Including bonus shares.
The company performance portion of the cash bonus is calculated using a ﬁxed formula on achievement against the performance criteria (see table below), which is then put forward by the Chief Executive Ofﬁcer to the Remuneration Committee (and board in the case of the Chief Executive Ofﬁcer).
The performance measures used in 2012 for the company performance are indicated below with the weightings for each criterion.
Delivery on target will result in a 50% payment of the cash bonus. A safety multiplier is applied once the bonus score has been calculated; this can either reduce or increase the ﬁnal bonus score by up to 20%. The overall maximum cap per job level will apply.
Performance measure 2012
Weighting
Adjusted headline earnings per share 25%
Gold production 25%
Total cash cost 25%
Reserve conversion 25%
Safety as an incremental driver ±20% multiplier on the base calculation
Achievement against company performance targets for the 2012 performance year was 6.44%, as compared with 80.82% in 2011 when target achievement was signiﬁcantly higher.
The achievement against each performance criteria is indicated below:
Performance measure
Target
Achieved
Qualifying
threshold
%
Achieved
Max points
achievable
Points
awarded
Adjusted headline earnings per
share (US cents) 305 222 85% 72.8% 20 –
Gold production (000oz) 4,470 3,944 85% 88.2% 20 4.30
Total cash costs ($/oz) $720 $862 up to 110% (20%) 20 –
Reserve conversion 5Moz 3.2Moz 85% 64% 20 –
Subtotal 80 4.30
Safety multiplier 9.76 7.72 80%
32.2%
improvement 20% 20%
Total company performance points 5.16
Company performance percentage
(points divided by subtotal (80))
6.44%
Cash payments, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, were made when the BSP awards granted in 2009, 2010 and 2011 vested during 2012.
{

FINANCIAL STATEMENTS

REMUNERATION REPORT
continued
2013 changes to the BSP scheme
On reviewing the BSP scheme and after extensive engagement with shareholders and an independent remuneration consultant, the measures of the scheme have been modiﬁed to be better aligned to both employee and shareholder interests. The following changes have been approved and will apply from 2013 onwards. The previously allocated awards, structure and metrics will remain unchanged.
Matching and vesting
Currently, the vesting is over a two-year period, with 40% vesting after 12 months, 60% vesting after 24 months and an additional 20%
retention award for holding the shares for a full 36 months. This has been changed to vest 50% after 12 months and 50% after 24 months. The additional 20% retention award for holding the shares for 36 months falls away, and is replaced by the matching shares being 120% as opposed to 100% (no increase on the previous design). For executives, the same principle will apply but the matching will be 150%. See example below for how this impacts for a typical executive.
Example 1: On target earnings
Measures
2012
Current
2013
New
Notes
Impact of
changes
EVP cash bonus 30% 30% Of salary Remains unchanged
Plus BSP shares 36% 45% % of cash bonus 9% increase
Total incentive award 66% 75% Of base salary 9% increase on target
Example 2: Maximum earnings
Measures
2012
Current
2013
New
Notes
Impact of
changes
EVP cash bonus 60% 60% Of salary Remains unchanged
Plus BSP shares 72% 90% % of cash bonus 18% increase
Total incentive award 132% 150% Of base salary 18% increase on maximum
The maximums for cash bonuses remain unaltered and the new maximums for matching shares are indicated below:
Short term incentives
Targeted
cash bonus
as a %
of salary
Maximum
cash bonus
as a %
of salary
Total*
targeted
award as a
% of salary
Total*
maximum
award as a
% of salary
Company
performance
weighting
as a % of
salary
Individual
performance
weighting
as a % of
salary
Chief Executive Ofﬁcer 40% 80% 100% 200% 70% 30%
Chief Financial Ofﬁcer 35% 70% 87.5% 175% 60% 40%
Executive management 30% 60% 75% 150% 60% 40%

* Including bonus shares.
2012 ANNUAL FINANCIAL STATEMENTS

}

New performance measures
Performance measure
Weighting
2013
Reserve conversion 20%
Gold production 30%
Cash cost (including SIB, ORD and corporate cost) 30%
Adjusted headline earnings per share 20%
Safety as an incremental driver ±25% multiplier on the base calculation
The weightings for production and cash cost measures have been increased and cash cost is deﬁned below:
The total cash cost performance measure includes stay-in-business (SIB) capital, Ore Reserve Development (ORD) and corporate costs. Total cash cost going forward is to be measured in US$ million and not per unit, as production performance is measured separately.
The multiplier for safety has been increased to 25% as safety has been removed from the LTIP measure since safety performance is measured over a three-year rolling average for BSPs and LTIPs also track three-year performance.
Minimum payment threshold
A minimum threshold as approved by the Remuneration Committee will have to be achieved on adjusted headline earnings to qualify for the payment of bonuses to staff; anything below this will result in no bonuses being paid on either company or individual performance across all regions.
Retention
An additional rule change to support retention has been included where an executive wishing to resign or to take early retirement in exchange for a stay period may be nominated to retain BSP shares post retirement/termination. These awards will be granted in line with the rules, but will vest in line with the standard vesting dates even where these are post the executive’s retirement/termination.
Long-term incentives
All executives participate in the LTIP. The objective of the LTIP is to align the interests of the company, shareholders and executive management over the medium to long term.
Under the LTIP, the executive management is granted the right to receive shares in the company subject ﬁrstly to performance conditions achieved over speciﬁc performance periods and secondly to continued employment within the group. The LTIP has a three-year vesting period from date of grant.
The value of the awards that are typically granted under the LTIP as a percentage of base salary is shown in the table below (for these purposes basic salary includes offshore payments).
Role
LTIP allocation as a %
of basic salary
Chief Executive Ofﬁcer 160 – 200
Chief Financial Ofﬁcer 140
Executive management* 100
Senior management 80
Other management (discretionary) 60
* As a result of the resignation of the Chief Executive Ofﬁcer, to ensure the retention of the Executive Committee, the board has approved a 140% allocation to executive management for 2013.
The maximum award for any executive is capped at 200% of base salary in any ﬁnancial year.
The LTIP awards granted in respect of the 2012 ﬁnancial year, issued in 2013 to executive management, are disclosed in the
Remuneration Report on page 63.
{

FINANCIAL STATEMENTS

REMUNERATION REPORT
continued
2013 changes to the BSP scheme (continued)
The LTIP 2010 allocation vests in 2013 at 41.1% as the performance conditions were not fully met (see table below).
Performance condition
%
achieved
Adjusted headline earnings per share (AHEPS) (Target was met with adjusted headline earnings per share growing by 15.96% and the US CPI increasing by 6.32%) 21.1%
Total shareholder returns (TSR) (Target not met) 0%
Safety (The safety target was not met) 0%
Replacement of reserves (Full vesting as the target was met) 20.0%
Total LTIP award performance percentage achieved 41.1%
In terms of the LTIPs granted to date vesting is summarised as follows:
At the discretion of the Remuneration Committee, a cash payment, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, will be made to employees to whom LTIP awards were granted, to the extent that these LTIP awards vest after the performance conditions have been met.
2013 changes to the LTIP scheme
On reviewing the LTIP scheme and after extensive engagement with shareholders and an independent remuneration consultant, the measures of the scheme have been modiﬁed to be better aligned to both employee and shareholder interests. The following changes were approved in March 2013 and will apply for 2013 onwards (the previous allocations metrics remain unchanged).
Revised performance measures under 2013 changes to LTIP
1. Total shareholder return (TSR) (50% weighting)
Performance will be measured on an absolute and relative level (weighted 25% each) against the enlarged deﬁned comparator group of Barrick, Gold Fields, Harmony, Kinross, Newmont, Goldcorp, Gold ETF (World Gold Council SPDR classiﬁcation) and
Randgold Resources. On the absolute ranking, vesting will only occur when ranking in the top 2 quartiles. On the relative ranking, vesting will only occur when performing against or better than the average TSR of the comparator group by a deﬁned % margin.
2. Reserve and resource ounce generation pre-depletion (15% weighting)
For full vesting, the company must achieve a measured and indicated resource of between 21Moz – 27Moz (3x7-9) and published reserves, pre-depletion, of 9Moz – 15Moz (3x3-5) over a three-year period. For partial vesting, the numbers are adjusted to 21Moz
(3x7) and 9Moz (3x3) respectively.
3. Cash ﬂow from operations (15% weighting)
AngloGold Ashanti should meet the budget for free cash ﬂow generated from operations before project capital.
LTIP vesting percentage per year
%
0
10
20
30
40
50
60
70
80
90
05
06
07
08
09
10
Senior management
Year of grant
Executive management
2012 ANNUAL FINANCIAL STATEMENTS

}

4.   Project delivery (20% weighting)
The project delivery matrix will be deﬁned by a capital projects steering committee with measurement based on schedule, capital, safety and quality performance against published project parameters and as veriﬁed by an independent body.
Retention
An additional rule change to support retention has been included where an executive wanting to resign or to retire early may on nomination of the Remuneration Committee and in exchange for a stay period retain LTIP shares post retirement or termination. These awards will be granted in line with the rules, but will vest in line with the standard vesting post the executive’s retirement or termination and in accordance with the same performance criteria.
Share Retention Bonus Scheme
Following the announcement of the resignation of the Chief Executive Ofﬁcer (CEO), Mark Cutifani, it was felt necessary to put in place retention measures to ensure that members of the Executive Committee remain employed for at least the ﬁrst 18 months after the CEO’s departure so as to ensure that the business has much needed continuity. Executives will therefore receive an additional ad-hoc incentive comprising an LTIP award in March 2013 and a deferred cash portion to be delivered in August 2014. This award is speciﬁcally to address the retention of executive management.
The Share Retention Bonus Scheme will be a performance-based share granted in March 2013, equivalent to 60% of the executive’s base pay as at 1 January 2013. Subject to the performance criteria, these shares will vest at the end of August 2014.
The cash portion will be 40% of the executive’s base pay (80% for the CFO) based on the January 2013 total base pay (inclusive of off-shore payments where applicable) and will be delivered at the end of August 2014, based on the meeting of performance criteria.
The scheme will be subject to delivery on key business imperatives and on delivery of adjusted headline earnings above a threshold of 50% of the approved targeted adjusted headline earnings over the performance period.
Missing any of the performance criteria will result in forfeiture of the retention bonus. There will be no pro rata calculation of the bonus, except when an executive is asked to leave the company as a “good leaver”.
Minimum shareholding requirement for executives
With effect from March 2013, a minimum shareholding requirement (MSR) will be applicable to all executives as indicated below:
Executive directors
•
Within three years of appointment (or for existing executives, from introduction of this rule) executive directors (CEO and CFO) are to accumulate an MSR of AngloGold Ashanti shares to the value of 100% of net annual base salary; and
•
At the end of six years, executive directors are to accumulate an MSR of AngloGold Ashanti shares to the value of 200% of net annual base salary (additional 100% MSR) which they will be required to hold on an on-going basis.
Executive Committee members
•
Within three years of appointment (or for existing executives, from the introduction of this rule), Executive Committee members are to accumulate an MSR of AngloGold Ashanti shares to the value of 75% of net annual base salary; and
•
At the end of six years, Executive Committee members are to accumulate an MSR of AngloGold Ashanti shares to the value of
150% of net annual base salary (additional 75% MSR) which they will be required to hold on an on-going basis.
Co-Investment Executive Share Plan
To assist executives in meeting their MSR’s, with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), this has been adopted on the conditions below:
Executives will be allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in two equal tranches.
{

FINANCIAL STATEMENTS

REMUNERATION REPORT
continued
Minimum shareholding requirement for executives (continued)
The illustration below depicts the impact of the share scheme changes on target earnings for a typical executive:
Measures
2012
Current
2013
New
Notes
Impact of
changes
EVP cash bonus 30% 30% Of salary Remains unchanged
Plus BSP shares 36% 45% % of cash bonus 9% increase
Plus CIP matching shares – 7% Based on 25% of after tax
bonus
7% increase
Plus LTIP 60% 60% On target LTIP
Total incentive award 126% 142% Of base salary 16% increase on target
Retention share award – 60%
Retention cash – 40%
The illustration below depicts the impact on maximum earnings for a typical executive:
Measures
2012
Current
2013
New
Notes
Impact of
changes
EVP cash bonus 60% 60% Of salary Remains unchanged
Plus BSP shares 72% 90% % of cash bonus 18% increase
Plus CIP matching shares – 27% Based on 50% of after
tax bonus
27% increase
Plus LTIP 100% 100% Maximum LTIP
Total incentive award 232% 277% Of base salary Maximum 45% increase
Retention share award – 60%
Retention cash – 40%
Remuneration mix
For 2012, the overall remuneration mix of executives was as follows:
Breakdown of executive remuneration mix
CEO
CFO
Executive
management
0
20
40
60
80
100
44%
41%
11%
7%
41%
14%
10%
32%
57%
9%
6%
28%
LTIP
BSP shares
Cash bonus
Salary
%
Note: The executive management column in the graph above represents the average mix for Executive Committee members.
2012 ANNUAL FINANCIAL STATEMENTS

}

Executive directors’ and prescribed ofﬁcers’ remuneration
Appointed
with effect
from
Resigned/
retired with
effect from
Salary
(1)
Performance
related
payments
(2)
Pension
scheme
benefits
Other
benefits &
encashed
leave
(3)
Sub total
Pre-tax gain
on share
options
Total
USD Total
SA rands (000) 2012 $ (000)
(8)
M Cutifani Full year 14,041 2,939 2,879 466 20,325 22,946 43,271 5,279
S Venkatakrishnan
(5)
Full year 8,708 2,577 1,711 4,277 17,273 18,713 35,986 4,391
Total executive
directors
22,749 5,516 4,590 4,743 37,598 41,659 79,257 9,670
Prescribed officers
I Boninelli Full year 4,841 965 505 27 6,338 – 6,338 773
CE Carter
(5)
Full year 5,601 1,281 584 2,388 9,854 8,674 18,528 2,261
RN Duffy
(5)
Full year 6,191 869 1,211 2,669 10,940 – 10,940 1,335
GJ Ehm
(5)
Full year 5,641 977 510 1,435 8,563 – 8,563 1,045
RW Largent
(5)
Full year 6,779 1,447 1,565 2,920 12,711 14,022 26,733 3,262
RL Lazare
(5, 6)
31-Mar-12 1,419 2,626 245 3,067 7,357 10,184 17,541 2,140
M MacFarlane
(4)
01-Jun-12 3,108 346 219 2 3,675 – 3,675 448
DC Noko
(10)
15-Jun-12 2,446 455 306 2,256 5,463 – 5,463 667
MP O'Hare Full year 5,634 1,035 1,101 391 8,161 – 8,161 996
AM O'Neill
(5)
Full year 11,911 2,686 318 2,101 17,016 – 17,016 2,076
ME Sanz Perez
(7)
Full year 3,945 830 411 789 5,975 – 5,975 729
YZ Simelane Full year 3,496 594 684 111 4,885 – 4,885 596
Total prescribed
officers
61,012 14,111 7,659 18,156 100,938 32,880 133,818 16,328
Total executive
director and executive
management
remuneration 2012
83,761 19,627 12,249 22,899 138,536 74,539 213,075 25,998
SA rands (000) 2011 $ (000)
(9)
M Cutifani Full year 12,591 8,345 2,298 4,602 27,836 – 27,836 3,836
S Venkatakrishnan
(5)
Full year 7,792 4,420 1,185 2,982 16,379 – 16,379 2,257
Total executive
directors
20,383 12,765 3,483 7,584 44,215 – 44,215 6,093
Prescribed ofﬁcers
I Boninelli 01-Nov-11 749 2,346 78 6 3,179 – 3,179 438
CE Carter
(5)
Full year 5,112 2,407 547 1,459 9,525 2,562 12,087 1,666
RN Duffy
(5)
Full year 5,168 2,434 1,070 1,609 10,281 1,246 11,527 1,588
GJ Ehm
(5)
Full year 4,251 2,027 604 2,369 9,251 6,042 15,293 2,107
RW Largent
(5)
Full year 4,871 2,268 308 1,881 9,328 – 9,328 1,285
RL Lazare
(5, 6)
Full year 5,134 4,601 1,001 4,116 14,852 7,261 22,113 3,047
MP O'Hare 01-Jun-11 2,594 2,084 518 3,877 9,073 2,060 11,133 1,534
AM O'Neill
(5)
Full year 11,670 4,530 955 1,096 18,251 – 18,251 2,515
ME Sanz Perez 13-Jun-11 1,687 1,428 176 767 4,058 – 4,058 559
TML Setiloane 31-Aug-11 2,817 1,165 304 1,426 5,712 – 5,712 787
YZ Simelane Full year 3,192 1,408 605 168 5,373 5,227 10,600 1,461
Total prescribed
officers
47,245 26,698 6,166 18,774 98,883 24,398 123,281 16,987
Total executive
director and executive
management
remuneration 2011
67,628 39,463 9,649 26,358 143,098 24,398 167,496 23,080
(1)
Salaries are disclosed only for the period from or to which ofﬁce is held.
(2)
The performance related payments calculated on the year’s ﬁnancial results.
(3)
Includes health care and personal travel. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(4)
M MacFarlane commutes between Canada and South Africa and the company carries the cost of ﬂights and hotel accommodation in South Africa, these are excluded for reporting purposes.
(5)
Received retention bonus.
(6)
Cash paid in lieu of LTIP for 2012.
(7)
Received the remainder of sign-on bonus in July 2012 (paid over 24 months).
(8)
2012 values have been converted using the average annual exchange rate of 8.1961.
(9)
2011 values have been converted using the average annual exchange rate of 7.2569.
(10)
Received a sign-on bonus.
(11)
These executives and prescribed ofﬁcer applied all of the after tax proceeds from the sale of their options to acquire ordinary shares in AngloGold Ashanti as follows: Messrs Cutifani 51,692; Venkatakrishnan 42,157; and Carter 19,541.
(11)
(11)
(11)
{

FINANCIAL STATEMENTS

REMUNERATION REPORT
continued
Executive directors’ and prescribed ofﬁcers’ remuneration (continued)
Number of options and awards granted
Balance at
1 January
2012
Granted
during
2012
Exercised
during
2012
Pre-tax
gains on
share
options
exercised
($000)
Lapsed
during
2012
Balance
as at
31
December
2012
(5)
Executive
directors
M Cutifani
258,210
112,183
86,293
2,800
12,209
271,891
S Venkatakrishnan
160,966
52,176
70,375
2,283
6,372
136,395
Total executive directors
419,176
164,359
156,668
5,083
18,581
408,286
Prescribed ofﬁcers
(1)
I Boninelli
8,568
21,590
–
–
–
30,158
CE Carter
76,627
25,507
32,621
1,058
3,182
66,331
RN Duffy
85,394
27,790
–
–
3,536
109,648
GJ Ehm
48,845
22,286
–
–
2,660
68,471
RW Largent
88,331
26,083
52,069
1,711
6,139
56,206
RL Lazare
(4)
41,573
1,901
34,279
1,243
9,195
–
MP O’Hare
54,281
22,809
–
–
2,471
74,619
M MacFarlane
(2)
–
–
–
–
–
–
AM O’Neill
108,544
45,512
–
–
3,943
150,113
D Noko
(3)
–
–
–
–
–
–
ME Sanz Perez
8,406
13,387
–
–
–
21,793
YZ Simelane
32,008
13,350
–
–
2,389
42,969
Total prescribed ofﬁcers
552,577
220,215
118,969
4,012
33,515
620,308
Other management
3,006,829
1,592,126
670,004
23,155
377,216
3,551,735
Total share incentive scheme
3,978,582
1,976,700
945,641
32,250
429,312
4,580,329
(1)
Pursuant to the South African Companies Act 71, of 2008 (as amended), which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the prescribed ofﬁcers of the company.
(2)
M MacFarlane was appointed to the Executive Committee with effect from 1 June 2012 and therefore has no holdings/grants to date.
(3)
D Noko was appointed to the Executive Committee with effect from 15 June 2012 and therefore has no holdings/grants to date.
(4)
RL Lazare retired from the company with effect from 31 March 2012.
(5)
The latest expiry date of all options/awards granted and outstanding at 31 December 2012, is 21 February 2022.
No options/awards have been exercised by executive directors and prescribed ofﬁcers subsequent to year-end.
A total of 1,264,872 options/awards out of the 4,580,329 options/awards granted and outstanding at 31 December 2012 are fully vested.
Awards granted since 2005 have been granted at nil cost to participants.
Non-executive directors are not eligible to participate in the share incentive scheme.
2012 ANNUAL FINANCIAL STATEMENTS

}

Awards granted in respect of the previous year’s ﬁnancial results:
Total
(1)
Value
($000)
Total
(2)
Value
($000)
(3)
Total
Value
($000)
(3)
Issued in
2013
2012
2011
Executive
directors
M Cutifani
5,429
148
112,183
4,481
86,789
3,988
S Venkatakrishnan
99,043
2,736
52,176
2,079
47,943
2,190
Total executive directors
104,472
2,884
164,359
6,560
134,732
6,178
Prescribed ofﬁcers
I Boninelli
52,314
1,445
21,590
866
8,568
401
CE Carter
66,929
1,849
25,507
1,016
23,300
1,073
RN Duffy
65,193
1,801
27,790
1,106
21,950
1,010
GJ Ehm
59,443
1,642
22,286
889
18,702
862
RW Largent
(6)
76,865
2,124
26,083
1,038
22,730
1,046
RL Lazare
(4)
–
–
1,901
68
–
–
MP O’Hare
66,699
1,843
22,809
912
12,852
600
M MacFarlane
42,765
1,182
–
–
–
–
AM O’Neill
124,961
3,452
45,512
1,821
41,528
1,882
D Noko
45,334
1,253
–
–
–
–
ME Sanz Perez
46,087
1,273
13,387
537
8,406
331
TML Setiloane
(5)
–
–
1,263
45
5,357
247
YZ Simelane
36,218
1,001
13,350
532
12,085
563
Total prescribed ofﬁcers
682,808
18,865
221,478
8,830
175,478
8,015
Total awards to executive management
787,280
21,749
385,837
15,390
310,210
14,193
(1)
Includes awards granted in respect of the 20% top-up for the 2010 BSP awards, 2013 BSP matching award and 2013 LTIP
(inclusive of the 60% share retention bonus award, the 40% deferred cash portion will be reported in the year of payment i.e. 2014).
(2)
Includes awards granted in respect of the 20% top-up for the 2009 BSP awards.
(3)
The 2011 and 2012 values have been converted using the average exchange rates of 7.26 and 8.20 respectively.
(4)
Ceased to be a prescribed ofﬁcer with effect from 31 March 2012.
(5)
Ceased to be a prescribed ofﬁcer with effect from 31 August 2011.
(6)
Received a cash payment in lieu of the 2010 BSP top-up due to US tax restrictions.
{

FINANCIAL STATEMENTS

REMUNERATION REPORT
continued
Non-executive director remuneration
The table below details the fees and allowances paid to non-executive directors:
Non-executive director fees and allowances
Director
fees
Committee
fees
Travel
allowance
Total
Director
fees
Committee
fees
Travel
allowance
Total
All ﬁgures stated to
the nearest 000
(1)
2012
US dollars
2011
US dollars
TT Mboweni (chairman) 293 64 – 357 245 57 – 302
TJ Motlatsi (retired
17 February 2011)
(2)
– – – – 22 14 – 36
FB Arisman 85 130 36 251 76 132 50 258
R Gasant 67 51 – 118 50 52 – 102
NP January-Bardill 67 79 – 146 11 6 – 17
MJ Kirkwood 47 20 27 94 – – – –
WA Nairn 64 114 – 178 45 101 – 146
LW Nkuhlu 60 118 – 178 50 85 – 135
F Ohene-Kena 55 40 23 118 41 43 27 111
SM Pityana 64 111 – 175 43 94 – 137
RJ Ruston 81 63 45 189 – – – –
Total
(3)
883 790 131 1,804 583 584 77 1,244
(1)
Directors’ compensation is in dollars, the amounts reﬂected are the values calculated using the exchange rate of R7.2569:$1.
(2)
Fees are disclosed only for the period from or to which, ofﬁce is held.
(3)
At the annual general meeting of shareholders held on 10 May 2012, shareholders approved an increase in directors’ fees with effect from 1 June 2012. Directors fees for committees may vary depending on the number of committees on which the non-executive director is a member and whether he/she is the chairman or a member of the committee.
Non-executive directors do not hold service contracts with the company. Executive directors do not receive payment of directors’ fees or committee fees.
The fees as approved by shareholders are shown below:
Non-executive director fees for six board meetings per annum
Board meetings
Fees to
31 May 2012
per annum
Fees from
1 June 2012
per annum
South African resident chairman R1,672,330 –
Chairman – $251,325
South African resident director R310,500 $57,762
Non-South African resident director who is resident in Africa $42,188 $57,762
Non-South African resident director who is resident in jurisdictions other than Africa $66,000 $69,000
2012 ANNUAL FINANCIAL STATEMENTS

}

Allowance for attendance at additional board meetings
Each non-executive director is entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum, as follows:
Board meetings
Fees to
31 May 2012
per meeting
Fees from
1 June 2012
per meeting
South African resident chairman
R85,800
–
Chairman
–
$12,894
South African resident director
R18,400
$3,465
Non-South African resident director who is resident in Africa
$2,500
$3,465
Non-South African resident director who is resident in jurisdictions other than Africa
$3,300
$3,465
Travel allowance
Each non-executive director who is not in South Africa and who travels to attend board meetings is entitled to receive a travel allowance on the basis set out below. In addition to the travel allowance payable, the company will cover all accommodation and sundry costs. The travel allowance for directors outside South Africa who attend board meetings is as follows:
Board meetings
Fees to
31 May 2012
per meeting
Fees from
1 June 2012
per meeting
South African resident director
–
–
Non-South African resident director who is resident in Africa
$7,500
$7,800
Non-South African resident director who is resident in jurisdictions other than Africa
$8,800
$9,152
{

FINANCIAL STATEMENTS

REMUNERATION REPORT
continued
Non-executive director remuneration (continued)
Board committee fees payable to non-executive directors
The fee paid to each non-executive director in respect of such director’s membership of a committee of the board is as follows:
Board committee
Fees to
31 May 2012
per annum
Fees from
1 June 2012
per annum
Audit and Corporate Governance Committee
Chairman – South African resident R184,000 $30,000
Member – South African resident R155,250 $21,393
Member – Non-South African resident director who is resident in Africa $21,094 $21,393
Member – Non-South African resident director who is resident in jurisdictions other than
Africa $27,847 $27,847
Remuneration Committee
Chairman – South Africa – $26,000
Member – South African – $17,730
Member – African – $17,730
Member – Other than Africa – $22,000
Other committees (being Investment, Safety, Health and Sustainable Development,
Transformation and Human Resource Development, Risk and Information Integrity,
Social, Ethics and Transformation Committee and such other committees of the board as may be established from time to time)
Chairman – South African resident R149,500 –
Chairman – South Africa and African – $20,601
Chairman – Non-South African resident who is resident in Africa $20,313 –
Chairman – Non-South African resident who is resident in jurisdictions other than Africa $27,500 $27,500
Member – South African resident R126,500 $17,432
Member – Non-South African resident who is resident in Africa $17,188 $17,432
Member – Non-South African resident who is resident in jurisdictions other than Africa $22,000 $22,000
Fees payable for attendance at ad hoc meetings
Each non-executive director will be entitled to an allowance for each board committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including, the Financial Analysis Committee, the Party Political Donations
Committee, the Nominations Committee and any special purpose committee established by the board as follows:
Board committee and special purpose committee
Fees to
31 May 2012
per meeting
Fees from
1 June 2012
per meeting
South African resident director R18,630 $3,465
Non-South African resident who is resident in Africa $2,531 $3,465
Non-South African resident director who is resident in jurisdictions other than Africa $3,300 $3,465
2012 ANNUAL FINANCIAL STATEMENTS

}

INDEPENDENT AUDITOR’S REPORT
TO THE SHAREHOLDERS OF ANGLOGOLD ASHANTI LIMITED
We have audited the consolidated and separate ﬁnancial statements of AngloGold Ashanti Limited set out on pages 68 to 191, which comprise the statements of ﬁnancial position as at 31 December 2012, and the statements of comprehensive income, statements of changes in equity and statements of cash ﬂows for the year then ended, and the notes, comprising a summary of signiﬁcant accounting policies and other explanatory information, and the executive contract disclosure on page 52 and tables, including related footnotes, on page 54, and pages 61 to 66 of the remuneration report.
Directors’ responsibility for the consolidated ﬁnancial statements
The company’s directors are responsible for the preparation and fair presentation of these consolidated and separate ﬁnancial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South
Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate
ﬁnancial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated and separate ﬁnancial statements based on our audit. We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated and separate ﬁnancial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the ﬁnancial statements.
The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the
ﬁnancial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the ﬁnancial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the ﬁnancial statements.
We believe that the audit evidence we have obtained is sufﬁcient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated and separate ﬁnancial statements present fairly, in all material respects, the consolidated and separate
ﬁnancial position of AngloGold Ashanti Limited as at 31 December 2012, and its consolidated and separate ﬁnancial performance and consolidated and separate cash ﬂows for the year then ended in accordance with International Financial Reporting Standards, and the requirements of the Companies Act of South Africa.
Other reports required by the Companies Act
As part of our audit of the consolidated and separate ﬁnancial statements for the year ended 31 December 2012, we have read the
Directors’ Report, the Chairman’s letter of the Audit and Corporate Governance Committee and the Company Secretary’s Certiﬁcate for the purpose of identifying whether there are material inconsistencies between these reports and the audited consolidated and separate ﬁnancial statements. These reports are the responsibility of the respective preparers. Based on our reading of these reports, we have not identiﬁed material inconsistencies between these reports and the audited consolidated and separate ﬁnancial statements.
However, we have not audited these reports and accordingly do not express an opinion on these reports.
Ernst & Young Inc.
Director – Lance Ian Neame Tomlinson
Registered Auditor
Chartered Accountant (SA)
Wanderers Ofﬁce Park
52 Corlett Drive, Illovo
Johannesburg, South Africa
19 March 2013
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – INCOME STATEMENT
For the year ended 31 December
Figures in million (US dollars)
Notes
2012
2011
Revenue
3
6,632
6,925
Gold income
2,3
6,353
6,570
Cost of sales
4
(4,062)
(3,946)
Loss on non-hedge derivatives and other commodity contracts
36
(35)
(1)
Gross proﬁt
2
2,256
2,623
Corporate administration, marketing and other expenses
(291)
(278)
Exploration and evaluation costs
(395)
(279)
Other operating expenses
5
(41)
(27)
Special items
6
(402)
163
Operating proﬁt
1,127
2,202
Dividends received
3
7
–
Interest received
3
43
52
Exchange gain
8
2
Finance costs and unwinding of obligations
7
(231)
(196)
Fair value adjustment on option component of convertible bonds
83
84
Fair value adjustment on mandatory convertible bonds
162
104
Share of equity-accounted investments’ (loss) proﬁt
8
(28)
73
Proﬁt before taxation
9
1,171
2,321
Taxation
12
(322)
(723)
Proﬁt for the year
849
1,598
Allocated as follows
Equity shareholders
830
1,552
Non-controlling interests
19
46
849
1,598
Basic earnings per ordinary share (cents)
13
215
402
Diluted earnings per ordinary share (cents)
13
161
346
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
Proﬁt for the year
849
1,598
Exchange differences on translation of foreign operations
(93)
(365)
Share of equity-accounted investments’ other comprehensive loss
–
(1)
Net loss on available-for-sale ﬁnancial assets
(27)
(81)
Release on impairment of available-for-sale ﬁnancial assets (note 6)
16
21
Release on disposal of available-for-sale ﬁnancial assets
–
1
Deferred taxation thereon
6
(8)
(5)
(67)
Actuarial loss recognised
(20)
(39)
Deferred taxation rate change thereon
(9)
–
Deferred taxation thereon
5
14
(24)
(25)
Other comprehensive loss for the year, net of tax
(122)
(458)
Total comprehensive income for the year, net of tax
727
1,140
Allocated as follows
Equity shareholders
708
1,094
Non-controlling interests
19
46
727
1,140
GROUP – STATEMENT OF COMPREHENSIVE
INCOME
For the year ended 31 December
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
Notes
2012
2011
ASSETS
Non-current assets
Tangible assets
15
7,648
6,525
Intangible assets
16
315
210
Investments in equity-accounted associates and joint ventures
17
1,060
702
Other investments
18
167
186
Inventories
19
610
410
Trade and other receivables
21
79
76
Deferred taxation
29
96
79
Cash restricted for use
22
29
23
Other non-current assets
20
7
9
10,011
8,220
Current assets
Inventories
19
1,287
1,064
Trade and other receivables
21
470
350
Cash restricted for use
22
35
35
Cash and cash equivalents
23
892
1,112
2,684
2,561
Non-current assets held for sale
24
–
21
2,684
2,582
Total assets
12,695
10,802
EQUITY AND LIABILITIES
Share capital and premium
25
6,742
6,689
Accumulated losses and other reserves
(1,295)
(1,660)
Shareholders’ equity
5,447
5,029
Non-controlling interests
22
137
Total equity
5,469
5,166
Non-current liabilities
Borrowings
26
2,724
2,456
Environmental rehabilitation and other provisions
27
1,238
782
Provision for pension and post-retirement beneﬁts
28
221
195
Trade, other payables and deferred income
30
10
14
Derivatives
36
10
93
Deferred taxation
29
1,068
1,158
5,271
4,698
Current liabilities
Borrowings
26
859
32
Trade, other payables and deferred income
30
979
751
Taxation
31
117
155
1,955
938
Total liabilities
7,226
5,636
Total equity and liabilities
12,695
10,802
GROUP – STATEMENT OF FINANCIAL
POSITION
As at 31 December
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
Notes
2012
2011
Cash ﬂows from operating activities
Receipts from customers
6,523
6,796
Payments to suppliers and employees
(4,340)
(3,873)
Cash generated from operations
32
2,183
2,923
Dividends received from equity-accounted joint ventures
72
111
Taxation refund
31
54
98
Taxation paid
31
(507)
(477)
Net cash inﬂow from operating activities
1,802
2,655
Cash ﬂows from investing activities
Capital expenditure
– project capital
(779)
(459)
– stay-in-business capital
(979)
(934)
Interest capitalised and paid
(12)
–
Expenditure on intangible assets
(79)
(16)
Proceeds from disposal of tangible assets
5
19
Other investments acquired
(97)
(147)
Proceeds from disposal of investments
86
91
Investments in equity-accounted associates and joint ventures
(349)
(115)
Proceeds from disposal of equity-accounted joint venture
20
–
Loans advanced to equity-accounted associates and joint ventures
(65)
(25)
Loans repaid by equity-accounted associates and joint ventures
1
–
Dividends received
7
–
Proceeds from disposal of subsidiary
33
6
9
Cash in subsidiary acquired
33
5
–
Cash in subsidiary disposed
33
(31)
(11)
Acquisition of subsidiary and loan
33
(335)
–
Increase in cash restricted for use
(3)
(19)
Interest received
36
39
Loans advanced
(45)
–
Repayment of loans advanced
–
4
Net cash outﬂow from investing activities
(2,608)
(1,564)
Cash ﬂows from ﬁnancing activities
Proceeds from issue of share capital
2
10
Share issue expenses
–
(1)
Proceeds from borrowings
1,432
109
Repayment of borrowings
(217)
(268)
Finance costs paid
(145)
(144)
Acquisition of non-controlling interest
(215)
–
Revolving credit facility and bond transaction costs
(30)
–
Dividends paid
(236)
(169)
Net cash inﬂow (outﬂow) from ﬁnancing activities
591
(463)
Net (decrease) increase in cash and cash equivalents
(215)
628
Translation
(5)
(102)
Cash and cash equivalents at beginning of year
1,112
586
Cash and cash equivalents at end of year
23
892
1,112
GROUP – STATEMENT OF CASH FLOWS
For the year ended 31 December
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – STATEMENT OF CHANGES IN
EQUITY
Equity holders of the parent
Figures in million (US dollars)
Share
capital
and
premium
Other
capital
reserves
(1)
Accumu-
lated
losses
(2)
Cash
ﬂow
hedge
reserve
(3)
Available-
for-sale
reserve
(4)
Actuarial
(losses)
gains
Foreign
currency
trans-
lation
reserve
Total
Non-
controlling
interests
Total
equity
Balance at 31 December 2010
6,627
194
(2,750)
(2)
86
(62)
(104)
3,989
124
4,113
Proﬁt for the year
1,552
1,552
46
1,598
Other comprehensive loss
(1)
(67)
(25)
(365)
(458)
(458)
Total comprehensive (loss) income
–
(1)
1,552
–
(67)
(25)
(365)
1,094
46
1,140
Shares issued
63
63
63
Share issue expenses
(1)
(1)
(1)
Share-based payment for share awards
net of exercised
9
9
9
Dividends paid (note 14)
(131)
(131)
(131)
Dividends of subsidiaries
–
(27)
(27)
Translation
(31)
29
(1)
9
6
(6)
–
Balance at 31 December 2011
6,689
171
(1,300)
(2)
18
(78)
(469)
5,029
137
5,166
Proﬁt for the year
830
830
19
849
Other comprehensive loss
(5)
(24)
(93)
(122)
(122)
Total comprehensive income (loss)
–
–
830
–
(5)
(24)
(93)
708
19
727
Shares issued
53
53
53
Share-based payment for share awards
net of exercised
15
15
15
Acquisition of non-controlling interest
(5)
(144)
(144)
(71)
(215)
Disposal of subsidiary
(6)
–
(45)
(45)
Dividends paid (note 14)
(215)
(215)
(215)
Dividends of subsidiaries
–
(17)
(17)
Translation
(9)
6
4
1
(1)
–
Balance at 31 December 2012
6,742
177
(823)
(2)
13
(98)
(562)
5,447
22
5,469
(1)
Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $17m
(2011: $18m), surplus on equity transaction of joint venture of $36m (2011: $37m), share of equity-accounted investments’ other comprehensive loss of
$1m (2011: $1m), equity items for share-based payments of $123m (2011: $115m) and other transfers.
(2)
Included in accumulated losses are retained earnings totalling $556m (2011: $305m) arising at the joint venture operations and certain subsidiaries which may not be remitted without third party consent.
(3)
Cash ﬂow hedge reserve represents the effective portion of fair value gains or losses in respect of cash ﬂow hedges.
(4)
Available-for-sale reserve represents fair value gains or losses on available-for-sale ﬁnancial assets.
(5)
On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% shareholding in the Serra Grande mine from Kinross Gold Corporation for $220m less $5m for dividends declared and paid to minorities.
(6)
In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Reﬁnery Limited. At year-end AngloGold Ashanti Limited held a remaining interest of 48.03%.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
1        Accounting policies
Statement of compliance
The consolidated and company ﬁnancial statements are prepared in compliance with International Financial Reporting Standards
(IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB) in the English
language, the Financial Reporting Guides as issued by the South African Institute of Chartered Accountants and the South
African Companies Act, 2008, as amended.
During the current ﬁnancial year, the following amendment to IAS12 was adopted:
Standard or
Interpretation                        Title
Effective for annual
periods beginning on or after
IAS 12
Amendment – Deferred tax: Recovery of Underlying assets
1 January 2012
The adoption of this amendment did not have any effect on the ﬁnancial position, results or disclosures by the group.
The following accounting standards, amendments to standards and new interpretations (as at 12 March 2013, the last practicable date), which are not yet mandatory, have not been adopted in the current year:
Standard or
Interpretation Title
Effective for annual
periods beginning on or after
IFRS 7
Amendment – Disclosures –Offsetting Financial Assets and
Financial Liabilities
1 January 2013
IFRS 9
Financial Instruments: Classiﬁcation and Measurement
1 January 2015
IFRS 10
Consolidated Financial Statements
1 January 2013
IFRS 11
Joint Arrangements
1 January 2013
IFRS 12
Disclosure of Interests in Other Entities
1 January 2013
IFRS 13
Fair Value Measurement
1 January 2013
IFRSs
Annual Improvements 2009 – 2011
1 January 2013
IAS 1
Amendment – Presentation of Items of Other Comprehensive
Income
1 July 2012
IAS 19
Employee Beneﬁts (revised)
1 January 2013
IAS 27
Separate Financial Statements (Revised 2011)
1 January 2013
IAS 28
Investments in Associates and Joint Ventures (Revised 2011)
1 January 2013
IAS 32
Amendment – Offsetting Financial Assets and Financial Liabilities
1 January 2014
IFRIC 20
Stripping Costs in the Production Phase of a Surface Mine
1 January 2013
The group is in the process of assessing the signiﬁcance of these new standards, amendments to standards and new interpretations.
The group expects IFRIC 20 to have an impact as a consequence of moving from a life-of-mine strip ratio to a strip ratio applicable to a component of an orebody. IFRIC 20 considers when and how to account separately for the beneﬁts arising from stripping activities, as well as how to measure these beneﬁts both initially and subsequently. The beneﬁts that can accrue to the entity in an open-pit mine include: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 only deals with waste removal costs that are incurred in surface mining activity during the production phase of the mine (‘production stripping costs’) and thus does not have an effect on the accounting for the development of an open-pit mine or on underground activities.
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
For the year ended 31 December
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
1
Accounting policies (continued)
1.1 Basis of preparation
The ﬁnancial statements are prepared according to the historical cost convention, except for the revaluation of certain ﬁnancial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above and the change in presentation currency.
Effective 1 January 2012, the group changed the presentation currency of its results from reporting in US dollars and South
African rands to reporting only in US dollars. Management has concluded that the change in presentation currency will result in more relevant information than the previous position of reporting in two currencies. Management considered the following factors: the majority of AngloGold Ashanti’s operating mines use US dollars as their functional currency; the majority of
AngloGold Ashanti’s annual production and reserves are derived from non-South African rand denominated countries; the majority of AngloGold Ashanti shareholders are not domiciled in a South African rand-denominated country; management prepares investor presentations and analysis in US dollars only; and the management accounts, except for South Africa which is reported in dual currency, are reported to the Chief Operating Decision Maker in US dollars.
The change in presentation currency has no effect on comparative information.
The group ﬁnancial statements incorporate the ﬁnancial statements of the company, its subsidiaries and its equity-accounted interests in joint ventures and associates.
The ﬁnancial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies.
Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the ﬁnancial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de- consolidated from the date on which control ceases.
The acquisition of non-controlling interests is reﬂected as an equity transaction. The entire difference between the cost of the additional interest and the non-controlling interests’ share at the date of acquisition is reﬂected as a transaction between owners.
Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company ﬁnancial statements.
1.2 Signiﬁcant accounting judgements and estimates
Use of estimates
The preparation of the ﬁnancial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the ﬁnancial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more signiﬁcant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash ﬂow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments/
reversals (including impairments of goodwill); and write-downs of inventory to net realisable value. Other estimates include post-
employment, post-retirement and other employee beneﬁt liabilities and deferred taxation.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
1
Accounting policies (continued)
1.2 Signiﬁcant accounting judgements and estimates (continued)
Use of estimates (continued)
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could signiﬁcantly inﬂuence the business and results of operations.
The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a signiﬁcant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next
ﬁnancial year, are discussed below.
Carrying value of goodwill and tangible assets
The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-deﬁned proved and probable Ore Reserve.
For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are signiﬁcant changes in any of the factors or assumptions used in estimating Ore Reserve.
These factors could include:
•
changes in proved and probable Ore Reserve;
•
the grade of Ore Reserve may vary signiﬁcantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues at mine sites;
•
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
•
changes in Ore Reserve could similarly impact the useful lives of assets amortised on a straight-line basis, where those lives are limited to the life of the mine.
The recoverable amounts of cash generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.
The group defers stripping costs incurred during the production stage of its open-pit operations, for those operations, where this is the most appropriate basis for matching the costs against the related economic beneﬁts. This is generally the case where there are ﬂuctuations in stripping costs over the life of the mine.
In the production stage of some open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported proﬁts in subsequent periods on a units-of-production method. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
1
Accounting policies (continued)
1.2 Signiﬁcant accounting judgements and estimates (continued)
Carrying value of goodwill and tangible assets (continued)
If the group were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.
Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identiﬁable cash ﬂows are largely independent of cash ﬂows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash ﬂows for each group of assets. Expected future cash ﬂows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash ﬂows and value in use are signiﬁcantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
An individual operating mine is not a typical going-concern business because of the ﬁnite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36 “Impairment of Assets”, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.
The carrying amount of goodwill in the consolidated ﬁnancial statements at 31 December 2012 was $195m (2011: $179m).
The carrying amount of tangible assets at 31 December 2012 was $7,648m (2011: $6,525m).
Production start date
The group assesses the stage of each mine construction project to determine when a mine moves into the production stage.
The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:
•
the level of capital expenditure compared to the construction cost estimates;
•
completion of a reasonable period of testing of the mine plant and equipment;
•
ability to produce gold in saleable form (within speciﬁcations and the de minimis rule); and
•
ability to sustain ongoing production of gold.
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or Ore Reserve development.
Income taxes
The group is subject to income taxes in numerous jurisdictions. Signiﬁcant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the ﬁnal tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
1
Accounting policies (continued)
1.2 Signiﬁcant accounting judgements and estimates (continued)
Income taxes (continued)
The group recognises the net future tax beneﬁt related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make signiﬁcant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash ﬂows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash ﬂows and taxable income differ signiﬁcantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.
Carrying values of the group at 31 December 2012:
•
deferred tax asset: $96m (2011: $79m);
•
deferred tax liability: $1,068m (2011: $1,158m);
•
taxation liability: $117m (2011: $155m); and
•
taxation asset: $52m (2011: $35m).
Unrecognised value of deferred tax assets: $89m (2011: $51m).
Provision for environmental rehabilitation obligations
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.
The carrying amount of the rehabilitation obligations for the group at 31 December 2012 was $841m (2011: $747m).
Stockpiles, metals in process and ore on leach pad
Costs that are incurred in or beneﬁt the production process are accumulated as stockpiles, metals in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are veriﬁed by periodic surveys.
Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels.
As a result, the metallurgical balancing process is constantly monitored and engineering estimates are reﬁned based on actual results over time.
Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
1
Accounting policies (continued)
1.2 Signiﬁcant accounting judgements and estimates (continued)
Stockpiles, metals in process and ore on leach pad (continued)
The carrying amount of inventories (excluding ﬁnished goods and mine operating supplies) for the group at 31 December 2012 was $1,383m (2011: $1,060m).
Recoverable tax, rebates, levies and duties
In a number of countries, particularly in Africa, AngloGold Ashanti Limited is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.
In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Continental Africa and in Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to
AngloGold Ashanti Limited, it could have an adverse effect upon the carrying value of these assets.
The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2012 was $241m (2011: $184m).
Pension plans and post-retirement medical obligations
The determination of AngloGold Ashanti Limited’s obligation and expense for pension and provident funds, as well as post-
retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inﬂation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti Limited believes that these assumptions are appropriate, signiﬁcant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.
The carrying value of the deﬁned beneﬁt plans (including the net asset position disclosed under non-current assets) at
31 December 2012 was $221m (2011: $192m).
Ore Reserve estimates
An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difﬁcult geological judgements and calculations to interpret the data.
The group is required to determine and report its Ore Reserve in accordance with the SAMREC code.
Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period.
Changes in the reported Ore Reserve may affect the group’s ﬁnancial results and ﬁnancial position in a number of ways, including the following:
•
asset carrying values may be affected due to changes in estimated future cash ﬂows;
•
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production basis, or where the useful economic lives of assets change;
•
overburden removal costs recorded on the statement of ﬁnancial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of depreciation;
•
decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
•
the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax beneﬁts.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
1
Accounting policies (continued)
1.2 Signiﬁcant accounting judgements and estimates (continued)
Exploration and evaluation expenditure
The group’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.
The carrying value of capitalised exploration assets at 31 December 2012 was $4m (2011: $2m).
Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.
Share-based payments
The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.
Fair value is measured using the Black-Scholes option-pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The income statement charge for the year was $66m (2011: $61m).
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of signiﬁcant judgement and estimates of the outcome of future events.
In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions.
Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations.
For quantitative purposes an amount of $20m, has been considered.
Litigation and other judicial proceedings as a rule raise difﬁcult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the
ﬁnancial position, results of operations or cash ﬂows of the group could be materially affected by the unfavourable outcome of litigation.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies
Equity-accounted investments
Joint ventures
A joint venture is an entity in which the group holds a long-term interest and which the group and one or more other venturers jointly control under a contractual arrangement, that provides for strategic, ﬁnancial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group’s interests in jointly controlled entities are accounted for using the equity method.
Proﬁts and losses realised in connection with transactions between the group and jointly controlled entities are eliminated in proportion to share ownership. Such proﬁts and losses are deducted from the group’s equity and related statement of ﬁnancial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from equity accounted joint ventures are included in operating activities in the cash ﬂow statement.
Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company ﬁnancial statements.
Associates
The equity method of accounting is used for an investment over which the group exercises signiﬁcant inﬂuence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. If necessary, impairment losses on the equity value are reported under share of proﬁt and loss from investments accounted for using the equity method.
Proﬁts and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such proﬁts and losses are deducted from the group’s equity and related statement of ﬁnancial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash ﬂow statement.
As the group only has signiﬁcant inﬂuence, it is unable to obtain reliable information at reporting period on a timely basis. The results of associates are equity-accounted from their most recent audited annual ﬁnancial statements or unaudited interim
ﬁnancial statements, all within three months of the year end of the group. Adjustments are made to the associates’ ﬁnancial results for material transactions and events in the intervening period.
Associates are accounted for at cost and are adjusted for impairments where appropriate in the company ﬁnancial statements.
Joint ventures and associates
Any losses of equity-accounted investments are brought to account in the consolidated ﬁnancial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing ﬁnancial support to such investees.
The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-
accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.
Business combinations
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. Acquisition-related costs are expensed as incurred and included in administrative expenses. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-
controlling interest over the net identiﬁable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognised in proﬁt or loss.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies (continued)
Unincorporated joint ventures
An unincorporated joint venture involves the use of assets and other resources of the group and other venturers rather than the establishment of a corporation, partnership or other entity. The group accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the income from the sale or use of its share of the joint venture‘s output.
Foreign currency translation
Functional currency
Items included in the ﬁnancial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).
Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for hedging derivative balances that are within the scope of IAS 39 “Financial
Instruments: Recognition and Measurement”. Translation differences on these balances are reported as part of their fair value gain or loss.
Translation differences on non-monetary items, such as equities classiﬁed as available-for-sale ﬁnancial assets, are included in other comprehensive income within equity.
Group companies
The results and ﬁnancial position of all group entities (none of which has the currency of a hyperinﬂationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
share capital and premium are translated at historical rates of exchange at the reporting date;
•
retained earnings are converted at historical average exchange rates;
•
assets and liabilities for each statement of ﬁnancial position presented are translated at the closing rate at the date of that statement of ﬁnancial position;
•
income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction);
•
all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation); and
•
other reserves, other than those translated above, are converted at the closing rate at each reporting date. These resulting exchange differences are recognised in retained earnings.
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation.
For the company, the exchange differences on such monetary items are reported in the company income statement.
When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
Segment reporting
An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete ﬁnancial information is available. The chief operating decision maker has been determined to be the Executive Committee.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies (continued)
Tangible assets
Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.
Interest on borrowings relating to the ﬁnancing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic beneﬁts associated with the asset will ﬂow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the ﬁnancial period in which they are incurred.
To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.
For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life.
For those assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:
•
buildings up to life of mine;
•
plant and machinery up to life of mine;
•
equipment and motor vehicles up to ﬁve years;
•
computer equipment up to three years; and
•
leased assets over the shorter of the period of the lease and the useful life.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each ﬁnancial year.
Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.
Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to deﬁne further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable
Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reﬂects estimated quantities of reserves which can be recovered economically in the future from known mineral deposits.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies (continued)
Tangible assets (continued)
Mine development costs (continued)
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.
The cost of the excess stripping is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.
The cost of stripping in any period will reﬂect the average stripping rates for the orebody as a whole.
Mine infrastructure
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve. Other tangible assets comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.
Land and assets under construction
Land and assets under construction are not depreciated and are measured at historical cost less impairments.
Mineral rights and dumps
Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore Reserve.
Dumps are amortised over the period of treatment.
Exploration and evaluation assets
All exploration costs are expensed until the directors conclude that a future economic beneﬁt will more likely than not be realised.
In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.
•
Costs on greenﬁelds sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic beneﬁts are probable, which generally will be the establishment of proved and probable reserves at this location.
•
Costs on brownﬁelds sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic beneﬁts are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
•
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the deﬁnition of mineralisation of such mineral deposits, are capitalised as a mine development cost.
Costs relating to property acquisitions are capitalised within development costs.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies (continued)
Intangible assets
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to equity-
accounted joint ventures and associates is included within the carrying value of the investment which is tested for impairment when indicators exist.
Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.
Royalty rate concession
Royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a ﬁnite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is tested for impairment when there is an indicator of impairment.
Software
Software purchased, including direct costs associated with customisation and installation of the software, is capitalised.
Internally-developed software is capitalised when it meets the criteria for capitalisation. Other software development expenditure is charged to the income statement when incurred. Software is amortised on a straight-line basis over its useful life which is determined to be the lesser of the licence period of the software; the manufacturer’s announced upgrade that management intends to implement; or 3 years. Useful lives are reviewed, and adjusted if appropriate, at the beginning of each ﬁnancial year.
Impairment of assets
Intangible assets that have an indeﬁnite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identiﬁable cash ﬂows (cash generating units).
Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management’s estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.
Leased assets
Assets subject to ﬁnance leases are capitalised at the lower of their fair value or the present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in ﬁnance costs, and the capital repayment, which reduces the liability to the lessor.
Operating lease rentals are charged against operating proﬁts in a systematic manner related to the period the assets concerned will be used.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies (continued)
Non-current assets held for sale
Non-current assets and disposal groups are classiﬁed as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classiﬁcation.
Non-current assets (and disposal groups) classiﬁed as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Exploration and research expenditure
Pre-licence costs are recognised in proﬁt or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, Mineral Resource and exploratory drilling costs.
Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
•
metals in process are valued at the average total production cost at the relevant stage of production;
•
gold doré/bullion is valued on an average total production cost method;
•
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classiﬁed as a non-current asset where the stockpile exceeds current processing capacity;
•
by-products, which include uranium oxide and sulphuric acid, are valued using an average total production cost method.
By-products are classiﬁed as a non-current asset where the by-products on hand exceed current processing capacity;
•
mine operating supplies are valued at average cost; and
•
heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which metals are expected to be recovered in a period longer than 12 months is classiﬁed as a non-current asset.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.
Provisions
Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outﬂow of resources embodying economic beneﬁts will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reﬂects current market assessments of the time value of money and the risks speciﬁc to the liability.
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outﬂow of resources, a provision is recorded for the present value of the expected cash outﬂows if these are reasonably measurable.
These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
AngloGold Ashanti Limited does not recognise a contingent liability on its statement of ﬁnancial position except in a business combination where the contingent liability represents a possible obligation. A contingent liability is disclosed when the possibility of an outﬂow of resources embodying economic beneﬁts is not remote.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies (continued)
Borrowed commodities
When commodities are borrowed to meet contractual commitments, the fair value at inception is charged to the income statement as cost of sales, and it is reﬂected as a liability on the statement of ﬁnancial position. The liability is subsequently measured at fair value with changes in fair value recorded through the income statement until settlement occurs.
Employee beneﬁts
Pension obligations
Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both deﬁned beneﬁt and deﬁned contribution plans. A deﬁned beneﬁt plan is a pension plan that deﬁnes an amount of pension beneﬁt that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
A deﬁned contribution plan is a pension scheme under which the group pays ﬁxed contributions into a separate entity. The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufﬁcient assets to pay all employees the beneﬁts relating to employee service in current and prior periods. The contributions are recognised as employee beneﬁt expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.
The asset/liability recognised in the statement of ﬁnancial position in respect of deﬁned beneﬁt pension plans is the present value of the deﬁned beneﬁt obligation at the reporting date less the fair value of plan assets, together with adjustments for past service costs. The deﬁned beneﬁt obligation is calculated annually by independent actuaries using the projected unit credit method.
The value of any deﬁned beneﬁt asset recognised is restricted to the sum of any past service cost and the present value of any economic beneﬁts available in the form of refunds from the plan or reductions in future contributions to the plan.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in other comprehensive income.
Other post-employment beneﬁt obligations
Some group companies provide post-retirement health care beneﬁts to their retirees. The entitlement to these beneﬁts is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period.
The expected costs of these beneﬁts are accrued over the period of employment using an accounting methodology on the same basis as that used for deﬁned beneﬁt pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualiﬁed actuaries.
Termination beneﬁts
Termination beneﬁts are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these beneﬁts. The group recognises termination beneﬁts when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination beneﬁts as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Beneﬁts falling due more than 12 months after reporting date are discounted to present value.
Proﬁt-sharing and bonus plans
The group recognises a liability and an expense for bonuses and proﬁt-sharing, based on a formula that takes into consideration the proﬁt attributable to the group’s shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies (continued)
Employee beneﬁts (continued)
Share-based payments
The group’s management awards certain employees bonuses in the form of equity-settled share-based payments on a discretionary basis.
The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.
Over the vesting period, the fair value at measurement date is recognised as an employee beneﬁt expense with a corresponding increase in other capital reserves based on the group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reﬂect current expectations.
When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Where the terms of an equity settled award are modiﬁed, as a minimum, an expense is recognised as if the terms had not been modiﬁed. In addition, an expense is recognised for any modiﬁcation which increases the total fair value of the share-based payment arrangement, or is otherwise beneﬁcial to the employee, as measured at the date of the modiﬁcation.
In the company ﬁnancial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves.
Environmental expenditure
The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.
Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes, the trusts are consolidated.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision is recognised and a decommissioning asset is recognised and included within mine infrastructure.
{

FINANCIAL STATEMENTS

GROUP  FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies (continued)
Environmental expenditure (continued)
Decommissioning costs (continued)
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash ﬂows based on current prices. The unwinding of the decommissioning obligation is included in the income statement.
Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reﬂects current market assessments of the time value of money.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.
Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash
ﬂows based on current prices and adjusted for risks speciﬁc to the liability. The estimates are discounted at a pre-tax rate that reﬂects current market assessments of the time value of money.
Revenue recognition
Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic beneﬁts will ﬂow to the group and revenue and costs can be reliably measured. The following criteria must also be present:
•
the sale of mining products is recognised when the signiﬁcant risks and rewards of ownership of the products are transferred to the buyer;
•
dividends and royalties are recognised when the right to receive payment is established;
•
interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
•
where a by-product is not regarded as signiﬁcant, revenue is credited against cost of sales, when the signiﬁcant risks and rewards of ownership of the products are transferred to the buyer.
Taxation
Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for ﬁnancial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable proﬁt will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each reporting date.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.
Current and deferred tax is recognised as income or expense and included in proﬁt or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.
Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.
Special items
Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.97, are classiﬁed as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classiﬁed as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classiﬁed as non-operating special items and are presented below operating proﬁt (loss)
on the income statement.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies (continued)
Dividend distribution
Dividend distribution to the group’s shareholders is recognised as a liability in the group’s ﬁnancial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.
Financial instruments
Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements.
Transaction costs are included in the initial measurement of ﬁnancial instruments, except ﬁnancial instruments classiﬁed as at fair value through proﬁt or loss. The subsequent measurement of ﬁnancial instruments is dealt with below.
A ﬁnancial asset is derecognised when the right to receive cash ﬂows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
A ﬁnancial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.
On derecognition of a ﬁnancial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in proﬁt or loss.
On derecognition of a ﬁnancial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in proﬁt or loss.
Regular way purchases and sales of all ﬁnancial assets and liabilities are accounted for at settlement date.
Derivatives and hedge accounting
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate and currency risk.
The method of recognising fair value gains and losses depends on whether derivatives are classiﬁed as held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either, hedges of the variability in highly probable future cash ﬂows attributable to a recognised asset or liability, or a forecast transaction (cash ﬂow hedges), or hedges of the fair value of recognised asset or liability or a ﬁrm commitment (fair value hedges).
For cash ﬂow hedges, the effective portions of fair value gains or losses are recognised in other comprehensive income until the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting or when the hedge transactions affect earnings. Any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is recognised in the income statement. If a hedge of a forecast transaction subsequently results in the recognition of a non-ﬁnancial asset or liability, the associated cumulative gains and losses that were recognised directly in other comprehensive income are reclassiﬁed into earnings in the same periods during which the asset acquired or the liability assumed affects earnings for the period.
When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument.
All other derivatives are classiﬁed as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the statement of ﬁnancial position as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross proﬁt in the income statement.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies (continued)
Financial instruments (continued)
Derivatives and hedge accounting (continued)
Commodity-based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.
Hedge accounting is applied to derivatives designated as hedging instruments in a cash ﬂow hedge provided certain criteria in
IAS 39 are met. At the inception of a hedging relationship, the relationship between the hedging instruments and the hedged items, its risk management objective and its strategy for undertaking the hedge, is documented. A documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the cash ﬂows of the hedged items, is also prepared.
Hedge ineffectiveness is recognised in the income statement in “Loss on non-hedge derivatives and other commodity contracts”.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information.
These estimates are calculated with reference to the market rates using industry standard valuation techniques.
Other investments
Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classiﬁed as available-for-sale ﬁnancial assets and subsequently measured at fair value. Listed investments’ fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reﬂecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.
Investments which management has the intention and ability to hold to maturity are classiﬁed as held-to-maturity ﬁnancial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held- to-maturity ﬁnancial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
Other non-current assets
•
Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
•
Post-retirement assets are measured according to the employee beneﬁts policy.
Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash ﬂows, discounted at the original effective interest rate. Impairments relate to speciﬁc accounts whereby the carrying amount is directly reduced. The impairment is recognised in the income statement.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
1
Accounting policies (continued)
1.3 Summary of signiﬁcant accounting policies (continued)
Financial instruments (continued)
Cash and cash equivalents
Cash and cash equivalents are deﬁned as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insigniﬁcant risk of changes in value. They are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.
Cash restricted for use
Cash which is subject to legal or contractual restrictions on use is classiﬁed separately as cash restricted for use.
Financial liabilities
Financial liabilities, other than derivatives and liabilities classiﬁed as at fair value through proﬁt or loss, are subsequently measured at amortised cost, using the effective interest rate method.
Financial liabilities permitted to be designated on initial recognition as being at fair value through proﬁt or loss are recognised at fair value, with transaction costs being recognised in proﬁt or loss, and are subsequently measured at fair value. Gains and losses on ﬁnancial liabilities that are designated as at fair value through proﬁt or loss are recognised in proﬁt or loss as they arise. Fair value of a ﬁnancial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued.
Financial guarantee contracts are accounted for as ﬁnancial instruments and measured initially at estimated fair value. They are subsequently measured at the higher of the amount determined in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 “Revenue”.
Convertible bonds
Convertible bonds, except equity components, are accounted for as liabilities. Option components are treated as derivative liabilities and carried at fair value, with changes in fair value recorded in the income statement as a separate instrument and reported separately except where the host contract is carried at fair value. The bond component is carried at amortised cost using the effective interest rate. Where the fair value option is elected, the bonds are carried at fair value with changes in fair value recorded in the income statement.
Treasury shares
The group’s own equity instruments, which are reacquired or held by subsidiary companies (treasury shares), are deducted from equity. No gain or loss is recognised in proﬁt or loss on the purchase, sale, issue or cancellation of the group’s own equity instruments.
Accounting for black economic empowerment (BEE) transactions
Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.
Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.
A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
2       Segmental information
AngloGold Ashanti Limited’s operating segments are being reported based on the ﬁnancial information provided to the chief executive ofﬁcer and the executive committee, collectively identiﬁed as the chief operating decision maker (CODM). Individual members of the executive committee are responsible for geographic regions of the business.
Group analysis by origin is as follows:
Net operating assets
Total assets
Figures in million (US dollars)
2012
2011
2012
2011
South Africa
(1)
2,619
1,834
3,082
2,148
Continental Africa
(3)
3,146
3,129
4,818
4,288
Australasia
(1)
684
339
1,045
736
Americas
(1)
2,300
2,068
2,863
2,501
Other, including non-gold producing
subsidiaries
(2)
60
60
887
1,129
8,809
7,430
12,695
10,802
Non-current assets by foreign countries have not been disclosed as it is impracticable.
Amortisation
Capital expenditure
Figures in million (US dollars)
2012
2011
2012
2011
South Africa
302
338
583
532
Continental Africa
(3)
248
219
790
420
Australasia                                                                                  36
42
355
102
Americas
213
169
390
456
Other, including non-gold producing
subsidiaries                                                                                  9
11
36
17
808
779
2,154
1,527
Equity-accounted investments included above
(10)
(9)
(303)
(88)
798
770
1,851
1,439
Gold production (attributable)
(000oz)
2012
2011
South Africa
1,212
1,624
Continental Africa
1,521
1,570
Australasia
258
246
Americas
953
891
3,944
4,331
(1)
Total assets includes allocated goodwill of $13m (2011: nil) for South Africa, $159m (2011: $156m) for Australasia and $23m
(2011: $23m) for Americas (note 16).
(2)
During 2011, total assets included assets held for sale in respect of the AGA-Polymetal Strategic Alliance consisting of AGA-
Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited,
Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited of $20m and properties held for sale by Rand Reﬁnery of
$1m (note 24).
(3)
Includes equity-accounted joint ventures.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Gold income
Figures in million (US dollars)
2012
2011
2
Segmental information (continued)
Geographical analysis of gold income by origin is as follows:
South Africa
2,013
2,560
Continental Africa
2,609
2,530
Australasia
426
385
Americas
1,656
1,487
6,704
6,962
Equity-accounted investments included above
(351)
(392)
(note 3)
6,353
6,570
Foreign countries included in the above and considered material are:
Brazil
851
767
Ghana
772
802
Tanzania
906
754
Geographical analysis of gold income by destination is as follows:
South Africa
3,600
2,620
North America
1,197
1,022
Australia
426
378
Asia
387
478
Europe
404
630
United Kingdom
690
1,834
6,704
6,962
Equity-accounted investments included above
(351)
(392)
(note 3)
6,353
6,570
Gross proﬁt (loss)
(4)
Figures in million (US dollars)
2012
2011
South Africa
651
1,083
Continental Africa
882
938
Australasia
78
(13)
Americas
722
744
Corporate and other
41
28
2,374
2,780
Equity-accounted investments included above
(118)
(157)
2,256
2,623
(4)
The group’s segment proﬁt measure is gross proﬁt, which excludes the results of equity-accounted investments. For reconciliation of gross proﬁt to proﬁt before taxation, refer to the consolidated income statement.
{

FINANCIAL STATEMENTS

GROUPFINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
3
Revenue
Revenue consists of the following principal categories:
Gold income (note 2)
6,353
6,570
By-products (note 4)
206
224
Dividends received
7
–
Royalties received (note 6)
23
79
Interest received (note 32)
43
52
– loans and receivables
(1)
13
14
– available-for-sale and held-to-maturity investments
5
7
– cash and cash equivalents
25
31
6,632
6,925
(1)
Interest received from loans and receivables comprises:
– related parties
1
–
– unwinding of long-term receivables
4
12
– other loans
8
2
13
14
4
Cost of sales
Cash operating costs
(1)
3,307
3,029
Insurance reimbursement
(30)
–
By-products revenue (note 3)
(206)
(224)
3,071
2,805
Royalties
164
193
Other cash costs
35
30
Total cash costs
3,270
3,028
Retrenchment costs (note 10)
10
15
Rehabilitation and other non-cash costs
67
229
Production costs
3,347
3,272
Amortisation of tangible assets (notes 9, 15 and 32)
793
768
Amortisation of intangible assets (notes 16 and 32)
5
2
Total production costs
4,145
4,042
Inventory change
(83)
(96)
4,062
3,946
(1)
Cash operating costs comprise:
– salaries and wages
1,186
1,104
– stores and other consumables
746
684
– fuel, power and water
670
598
– contractors
560
499
– services and other charges
145
144
3,307
3,029
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
5
Other operating expenses
Pension and medical deﬁned beneﬁt provisions
31
6
Claims ﬁled by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental ﬁscal claims and care and maintenance of old tailings operations
10
21
41
27
6
Special items
Net impairment (reversal) and derecognition of tangible assets (notes 13 and 15)
356
(120)
Impairment reversal of intangible assets (notes 13 and 16)
(10)
–
Impairments of other investments (notes 13 and 18)
16
21
Impairment (reversal) of other receivables
1
(1)
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (notes 13 and 15)
15
8
Proﬁt on disposal of subsidiary ISS International Limited (note 13)
–
(2)
Proﬁt on partial disposal of Rand Reﬁnery Limited (note 13)
(14)
–
Black economic empowerment transaction modiﬁcation costs for Izingwe (Pty)
Limited (Izingwe) (note 11)
–
7
Royalties received (note 3)
(1)
(23)
(79)
Insurance claim recovery on capital items (note 13)
–
(3)
Contract termination and settlement costs
(2)
21
–
Indirect tax expenses and legal claims
(3)
40
6
402
(163)
(1)
Includes the Boddington royalty of $18m (2011: $38m) and other royalties of $5m (2011: $6m). In 2011, royalties received included the sale of Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of $35m.
(2)
Comprises the Mining & Building Contractors Limited (MBC) termination costs of $17m at Obuasi as well as contract settlement costs of $4m at Siguiri.
(3)
Indirect tax expenses and legal claims include the following:
– net impairment for non-recovery of VAT and fuel duties in Argentina, Colombia, Guinea and Namibia of $29m (2011: $1m);
and
– the Westchester/Africore Limited legal claim in Ghana of $11m (2011: $5m).
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
7
Finance costs and unwinding of obligations
Finance costs
Finance costs on rated bonds and corporate notes
(1)
74
56
Finance costs on convertible bonds
(1)
27
25
Finance costs on bank loans and overdrafts
(1)
18
10
Finance costs on mandatory convertible bonds
(1)
37
38
Amortisation of fees
15
7
Finance lease charges
6
5
Other ﬁnance costs
2
3
179
144
Amounts capitalised (note 15)
(12)
(3)
Total ﬁnance costs
167
141
Unwinding of obligations, accretion of convertible bonds and other discounts
Unwinding of decommissioning obligation (note 27)
11
12
Unwinding of restoration obligation (note 27)
17
15
Unwinding of other provisions (note 27)
1
–
Accretion of convertible bonds discount
(1)
30
28
Discounting of long-term trade and other receivables
5
–
Total unwinding of obligations, accretion of convertible bonds and other discounts
64
55
Total ﬁnance costs, unwinding of obligations, accretion of convertible bonds and other discounts (note 32)
231
196
(1)
Finance costs and accretion of convertible bonds discount have been determined using the effective interest rate method.
8
Share of equity-accounted investments’ (loss) proﬁt
Revenue
380
406
Operating and other expenses
(323)
(284)
Special items
(1)
4
–
Net interest received (paid)
2
(1)
Proﬁt before taxation
63
121
Taxation
(32)
(52)
Proﬁt after taxation
31
69
Impairment of investments in associates (notes 13 and 17)
(20)
(5)
Impairment of investment in joint ventures (notes 13 and 17)
(39)
(11)
Loss on disposal of loan to joint venture (notes 13 and 17)
(2)
–
Reversal of impairment in associate (notes 13 and 17)
2
–
Reversal of impairment in joint venture (notes 13,17 and 24)
–
20
(note 32)
(28)
73
(1)
Special items include a $4m settlement received following a rate dispute with a contractor at the Yatela mine; proﬁt on disposal of AGA-Polymetal Strategic Alliance of $3m and an impairment of tangible assets at Yatela of $3m.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
9
Proﬁt before taxation
Proﬁt before taxation is arrived at after taking account of:
Auditors’ remuneration
– audit fees
7
8
– other audit-related fees
(1)
4
7
11
15
Amortisation of tangible assets
– owned assets
774
759
– leased assets
19
9
(notes 4, 15 and 32)
793
768
Operating lease charges
42
29
(1)
Other audit-related fees consist of fees charged for assurance and related services and include consultations concerning ﬁnancial accounting and reporting standards, comfort letters and consents.
10
Employee beneﬁts
Employee beneﬁts including executive directors’ and prescribed ofﬁcers’ salaries and other beneﬁts
1,298
1,232
Health care and medical scheme costs
– current medical expenses
77
78
– deﬁned beneﬁt post-retirement medical expenses
36
14
Pension and provident plan costs
– deﬁned contribution
69
64
– deﬁned beneﬁt pension plans
3
2
Retrenchment costs (note 4)
10
15
Share-based payment expense (note 11)
66
54
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses
1,559
1,459
Actuarial deﬁned beneﬁt plan expense analysis
Deﬁned beneﬁt post-retirement medical
– current service cost
1
1
– interest cost
13
14
– expected return on plan assets
–
(1)
– recognised past service cost
22
–
36
14
Deﬁned beneﬁt pension plans
– current service cost
7
7
– interest cost
27
25
– expected return on plan assets
(31)
(30)
3
2
Actual return on plan assets
– deﬁned beneﬁt pension and medical plans
45
23
Refer to the Remuneration report for details of directors’ and prescribed ofﬁcers’ emoluments.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
11
Share-based payments
Share incentive schemes
No new share incentive schemes were approved by the shareholders of AngloGold
Ashanti Limited during the current ﬁnancial year. New awards were made under the existing BSP and LTIP plans. Additional ESOP awards were granted in terms of the
April 2011 modiﬁcation. The total cost relating to employee share incentive schemes was $66m (2011: $54m) and is made up as follows:
Employee Share Ownership Plan (ESOP) – Free shares
4
5
Employee Share Ownership Plan (ESOP) – E ordinary shares to employees
4
7
Bonus Share Plan (BSP)
37
30
Long-Term Incentive Plan (LTIP)
21
12
Total employee compensation cost excluding equity-accounted joint ventures (note 10)
66
54
Black economic empowerment transaction modiﬁcation cost for Izingwe deﬁned in note 6.
–
7
Total share-based payment expense
66
61
Included in:
– cost of sales
41
35
– corporate administration, marketing and other expenses
25
19
– special items (note 6)
–
7
66
61
Equity-settled share incentive schemes
Employee Share Ownership Plan (ESOP)
On 12 December 2006, AngloGold Ashanti Limited announced the ﬁnalisation of the Bokamoso Employee Share Ownership
Plan (Bokamoso ESOP) with the National Union of Mineworkers (NUM), Solidarity and United Association of South Africa (UASA).
The Bokamoso ESOP creates an opportunity for AngloGold Ashanti Limited and the unions to ensure a closer alignment of the interest between South African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other
South African share incentive plan.
The company also undertook an empowerment transaction with a black economic empowerment investment vehicle, Izingwe, in 2006.
In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares. AngloGold
Ashanti Limited allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the beneﬁt of employees. The company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary shares are:
•
AngloGold Ashanti Limited will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the
ESOP and Izingwe cancellation formulae, respectively;
•
the E ordinary shares will not be listed;
•
the E ordinary shares which are not cancelled will be converted into ordinary shares; and
•
the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further one-half is included in the strike price calculation.
On 14 April 2011, AngloGold Ashanti Limited, NUM, Solidarity, UASA, Izingwe and the Bokamoso ESOP Board of Trustees
announced the modiﬁcation of the empowerment transactions concluded between the company and the unions, and the company and Izingwe respectively in 2006.
This modiﬁcation was motivated by the fact that share price performance since the onset of the 2008 global ﬁnancial crisis led to a situation where the ﬁrst two tranches of E ordinary shares vested and lapsed at no additional value to Bokamoso ESOP beneﬁciaries and Izingwe.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
11     Share-based payments (continued)
Equity-settled share incentive schemes (continued)
Employee Share Ownership Plan (ESOP) (continued)
In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti Limited shareholders, the scheme was modiﬁed as follows:
•
all lapsed E ordinary shares that vested without value were reinstated;
•
the strike (base) price was ﬁxed at R320.00 per share for the Bokamoso ESOP and R330.00 for Izingwe;
•
the notional interest charge that formed part of the original cancellation formula fell away;
•
as previously, 50% of any dividends declared was used to reduce the strike price;
•
as previously, the remaining 50% is paid directly to participants under the empowerment transaction; and
•
the life span of the scheme was extended by an additional one year, the last vesting being in 2014, instead of 2013.
A minimum payout on vesting of the E ordinary shares has been set at R40.00 each and a maximum payout of R70.00 each per E ordinary share for Izingwe and R90.00 each for members of the Bokamoso ESOP (i.e. employees), including the impact of the 50% of dividend ﬂow. While the ﬂoor price provides certainty to all beneﬁciaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti Limited and its shareholders.
The total incremental fair value of awards granted was R29.14 per share and will be included in earnings up to the vesting date in 2014. The company recorded a charge of $12m in 2011 to earnings as a result of the modiﬁcation.
The award of free ordinary shares to employees
The fair value of each free share awarded on 1 November each year was as follows:
Award date
2006
2007
2008
2011
Calculated fair value
R320.00
R305.99
R188.48
R306.99
The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009 and each subsequent year up to the expiry date of 1 November 2013.
Accordingly, for the awards issued, the following information is available:
Number of
shares
Weighted
average
exercise price
Number of
shares
Weighted
average
exercise price
2011
2012
434,941
–
Awards outstanding at beginning of year
326,906
–
48,923
–
Awards granted during the year
–
–
15,878
–
Awards reallocated during the year
10,311
–
(15,878)
–
Awards lapsed during the year
(10,311)
–
(156,958)
–
Awards exercised during the year
(172,149)
–
326,906
–
Awards outstanding at end of year
154,757
–
–
–
Awards exercisable at end of year
–
–
During 2012, the rights to a total of 10,311 (2011: 15,878) shares were surrendered by the participants. A cumulative total of
10,968 (2011: 21,562) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $4m (2011: $5m).
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
11     Share-based payments (continued)
Equity-settled share incentive schemes (continued)
The award of E ordinary shares to employees
Before the modiﬁcation of the ESOP scheme the average fair value per share of the E ordinary shares awarded to employees on 1 November each year was as follows:
Award date
2006
2007
2008
Calculated fair value
R105.00
R79.00
R13.40
After the modiﬁcation of the ESOP scheme during April 2011, the average fair value per share of the E ordinary shares was
R49.57.
Dividends declared in respect of the E ordinary shares will ﬁrstly be allocated to cover administration expenses of the trust, whereafter they will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a six year period commencing on the third anniversary of the original 2006 award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula.
Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the beneﬁt of employees.
Accordingly, for the E ordinary shares issued, the following information is available:
Number of
shares
Weighted
average
exercise price
Number of
shares
Weighted
average
exercise price
2011
2012
1,686,126
366.30 Awards outstanding at beginning of year
1,532,962
315.31
769,164
320.00 Awards granted during the year
–
–
61,978
332.74 Awards reallocated during the year
32,064
312.97
(61,978)
332.74 Awards lapsed during the year
(32,064)
312.97
(408,332)
320.39 Awards cancelled during the year
–
–
(513,996)
315.35 Awards converted during the year
(615,210)
313.39
1,532,962
315.31 Awards outstanding at end of year
917,752
313.31
The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date the exercise price is calculated at the modiﬁed price of R320.00 less dividend apportionment. The income statement charge for the year was $4m (2011: $7m).
During 2012, the rights to a total of 32,064 (2011: 61,978) shares were surrendered by participants. A total of 615,210
(2011: 513,996) E ordinary shares were converted into 84,446 ordinary shares during the year. A total of nil (2011: 408,332)
shares were cancelled as the result of the exercise price exceeding the share price on conversion date.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
11     Share-based payments (continued)
Equity-settled share incentive schemes (continued)
The award of E ordinary shares to Izingwe
Before the modiﬁcation of the scheme the average fair value of the E ordinary shares granted to Izingwe on 13 December 2006 was R90.00 per share. After the modiﬁcation the average fair value of the E ordinary shares granted to Izingwe was R44.61 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a six-year period commencing on the third anniversary of the award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the beneﬁt of Izingwe.
Accordingly, for the awards issued, the following information is available:
Number of
shares
Weighted
average
exercise price
Number of
shares
Weighted
average
exercise price
2011
2012
1,120,000
366.30 E ordinary shares outstanding at the beginning
of the year
1,050,000
325.31
560,000
330.00 E ordinary shares granted during the year
–
–
(350,000)
325.31 E Ordinary shares converted during the year
(350,000)
323.31
(280,000)
326.21 E ordinary shares cancelled during the year
–
–
1,050,000
325.31 E ordinary shares outstanding at end of year
700,000
323.31
The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date the exercise price is calculated at the modiﬁed price of R330.00 less dividend apportionment. During 2011, the income statement charge for the period due to the modiﬁcation of the empowerment transaction was $7m and was included in special items (note 6), $19m was expensed at inception of the scheme in 2006.
A total of 350,000 (2011: 350,000) E ordinary shares were converted into 48,532 ordinary shares during the year. A total of nil
(2011: 280,000) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.
The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the
Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. Expected volatility is based on the historical volatility of AngloGold Ashanti Limited’s shares. These estimates involve inherent uncertainties and the application of management judgement. In addition, the company is required to estimate the expected forfeiture rate and only recognise expenses for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.
The Black-Scholes option-pricing model used the following assumptions, at grant date:
2006
2007
2008
2011
Risk-free interest rate
7.00%
7.00%
7.00%
6.63%
Dividend yield
2.30%
2.06%
1.39%
0.99%
Volatility factor of market share price
36.00%
33.00%
35.00%
33.50%
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
11     Share-based payments (continued)
Equity-settled share incentive schemes (continued)
Bonus Share Plan (BSP)
The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board of directors (the board) excludes such a company.
An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years’ service for awards granted prior to 2008. For all BSP awards granted from 2008, 40% will vest after one year and the remaining 60% will vest after two years. An additional 20% of the original award will be granted to employees if the full award remains unexercised after three years.
The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited’s shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti
Limited’s Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense.
Accordingly, for the awards issued, the following information is available:
Award date (unvested awards and awards
vested during the year)
2009
2010
2011
2012
Calculated fair value
R293.99
R280.90
R340.00
R 328.59
Vesting date (40%)
18 Feb 2010
24 Feb 2011
21 Feb 2012
21 Feb 2013
Vesting date (60%)
18 Feb 2011
24 Feb 2012
21 Feb 2013
21 Feb 2014
Vesting date (conditional 20%)
18 Feb 2012
24 Feb 2013
21 Feb 2014
21 Feb 2015
Expiry date
17 Feb 2019
23 Feb 2020
20 Feb 2021
20 Feb 2022
Number of
shares
Weighted
average
exercise price
Number of
shares
Weighted
average
exercise price
2011
2012
1,552,493
– Awards outstanding at beginning of year
1,825,378
–
820,847
– Awards granted during the year
993,146
–
(81,113)
– Awards lapsed during the year
(104,026)
–
(466,849)
– Awards exercised during the year
(558,042)
–
1,825,378
– Awards outstanding at end of year
2,156,456
–
681,166
– Awards exercisable at end of year
880,774
–
During 2012, the rights to a total of 104,026 (2011: 81,113) shares were surrendered by the participants. A cumulative total of
22,835 (2011: 30,478) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $37m (2011: $30m).
Long-Term Incentive Plan (LTIP)
The LTIP is intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors and selected senior management of participating companies. Participating companies include AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board excludes such a company.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
11    Share-based payments (continued)
Equity-settled share incentive schemes (continued)
Long-Term Incentive Plan (LTIP) (continued)
An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti Limited determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited’s shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited’s Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense.
The main performance conditions in terms of the LTIP issued in 2012, 2011, 2010 and 2009 are:
•
up to 30% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•
up to 30% of an award will be determined by real growth (above US inﬂation) in adjusted earnings per share over the performance period;
•
up to 40% of an award will be dependent on the achievement of strategic performance measures which will be set by the
Remuneration Committee; and
•
three years’ service is required.
Accordingly, for the awards made, the following information is available:
Award date (unvested awards and awards
vested during the year)
2009
2010
2011
2012
Calculated fair value
R293.99
R280.90
R340.00
R328.59
Vesting date
18 Feb 2012
24 Feb 2013
21 Feb 2014
21 Feb 2015
Expiry date
17 Feb 2019
23 Feb 2020
20 Feb 2021
20 Feb 2022
Number of
shares
Weighted
average
exercise price
Number of
shares
Weighted
average
exercise price
2011
2012
1,599,690
– Awards outstanding at beginning of year
1,982,060
–
686,305
– Awards granted during the year
983,554
–
(102,620)
– Awards lapsed during the year
(294,216)
–
(201,315)
– Awards exercised during the year
(340,492)
–
1,982,060
– Awards outstanding at end of year
2,330,906
–
242,145
– Awards exercisable at end of year
250,932
–
The income statement charge for the year was $21m (2011: $12m).
Performance-related share-based remuneration scheme – 1 May 2003
The options, if vested, may be exercised at the end of a three-year period commencing 1 May 2003. The share options were granted at an exercise price of R221.90. The performance condition applicable to these options was that the US dollar EPS must increase by at least 6% in real terms, after inﬂation, over the next three years, in order to vest. As none of the performance criteria were met in the initial three years, the grantor decided to roll the scheme forward on a ‘roll over reset’ basis, in February
2006, to be reviewed annually. The performance criteria of these options was achieved during 2006. The remaining weighted average contractual life of the options granted is 0.33 years. An employee would only be able to exercise his options after the date upon which he receives written notiﬁcation from the directors that the previously speciﬁed performance criteria have been fulﬁlled.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
11     Share-based payments (continued)
Equity-settled share incentive schemes (continued)
Performance-related share-based remuneration scheme – 1 May 2003 (continued)
Number of
shares
Weighted
average
exercise price
Number of
shares
Weighted
average
exercise price
2011
2012
112,960
217.49   Options outstanding at beginning of year
53,563
217.13
–
–  Options lapsed during the year
(1,500)
221.90
(59,397)
217.82   Options exercised during the year
(17,232)
217.15
–
–  Options expired during the year
–
–
53,563
217.13   Options outstanding at end of year
34,831
216.91
53,563
217.13   Options exercisable at end of year
34,831
216.91
There was no income statement charge for the year as the total compensation cost of $10m was expensed up to the date of vesting in 2006.
Performance-related share-based remuneration scheme – 1 November 2004
The options, if vested, may be exercised at the end of a three-year period commencing 1 November 2004. The share options were granted at an exercise price of R228.00. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inﬂation, over the following three years in order to vest.
The performance criteria was met during 2006. The remaining weighted average contractual life of options granted is 1.83 years. An employee would only be able to exercise his options after the date upon which he has received written notiﬁcation from the directors that the previously speciﬁed performance criteria have been fulﬁlled.
Number of
shares
Weighted
average
exercise price
Number of
shares
Weighted
average
exercise price
2011
2012
150,770
221.51  Options outstanding at beginning of year
78,134
221.89
–
–  Options lapsed during the year
–
–
(72,636)
221.11   Options exercised during the year
(21,252)
222.96
–
–  Options expired during the year
–
–
78,134
221.89   Options outstanding at end of year
56,882
221.49
78,134
221.89   Options exercisable at end of year
56,882
221.49
There was no income statement charge for the year as the total compensation cost of $3m was expensed up to the date of vesting in 2007.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
11     Share-based payments (continued)
Equity-settled share incentive schemes (continued)
There is currently an equity-settled share incentive scheme that falls outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002. The details are as follows:
Performance-related share-based remuneration scheme – 1 May 2002
The share options were granted at an exercise price of R299.50 per share. The performance condition applicable to these options was that US dollar EPS must increase by 7.5% for each of the three succeeding years. On 24 December 2002, the company underwent a share split on a 2:1 basis. The EPS target was reduced accordingly. As none of the performance criteria was met in the initial three years, AngloGold Ashanti Limited decided to roll the scheme forward on a ‘roll over reset’ basis, to be reviewed annually. The performance criteria of these options were achieved during 2006. An employee would only be able to exercise his options after the date upon which he receives written notiﬁcation from the directors that the previously speciﬁed performance criteria have been fulﬁlled.
Number of
shares
Weighted
average
exercise price
Number of
shares
Weighted
average
exercise price
2011
2012
128,202
286.18   Options outstanding at beginning of year
39,447
283.37
–
–  Options lapsed during the year
(29,570)
298.18
(88,755)
287.43    Options exercised during the year
(8,623)
240.49
–
–  Options expired during the year
–
–
39,447
283.37    Options outstanding at end of year
1,254
229.00
39,447
283.37    Options exercisable at end of year
1,254
229.00
Cash-settled share incentive scheme
Ghana Employee Share Ownership Plan (Ghana ESOP)
A memorandum of understanding was signed with the Ghanaian employees on 28 April 2009 to usher in the Ghana ESOP under deﬁned rules.
In terms of the rules of the scheme, every eligible employee is entitled to 20 AngloGold Ashanti Limited share appreciation rights
(phantom shares), which will be paid out in four equal tranches, commencing in May 2009 and ending in May 2012.
The value of the rights are equal to the value of AngloGold Ashanti Limited American Depositary Receipts (ADRs) as listed on the New York Stock Exchange, converted into Ghanaian cedis at the prevailing US dollar exchange rate.
The share price on the day of issue as at 29 April 2009 was $32.15, whilst the share price used in the payment of the fourth tranche was $33.55 per share (ﬁrst tranche: $28.46, second tranche: $39.50, third tranche: $49.24).
The award of share appreciation rights to employees
Accordingly, for the rights issued, the following information is available:
Number of
shares
Weighted
average
exercise price
Number of
shares
Weighted
average
exercise price
2011
2012
49,125
–   Rights outstanding at beginning of year
23,525
–
–
–   Rights granted during the year
–
–
–
–   Rights reallocated during the year
760
–
(1,355)
–   Rights lapsed during the year
(330)
–
(24,245)
–   Rights exercised during the year
(23,955)
–
23,525
–   Rights outstanding at end of year
–
–
–
–   Rights exercisable at end of year
–
–
During 2012, a total of 330 (2011: 1,355) share appreciation rights were surrendered by the participants. The income statement charge for the year was less than $1m (2011: less than $1m). The liability recognised in other payables in the statement of
ﬁnancial position in respect of unexercised rights was nil (2011: $1m).
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
12
Taxation
South African taxation
Mining tax
54
113
Non-mining tax
(1)
18
12
(Over) under provision prior year
(3)
4
Deferred taxation
Temporary differences
(2)
66
222
Unrealised non-hedge derivatives and other commodity contracts
(10)
–
Change in estimated deferred tax rate
(3)
(9)
9
Change in statutory tax rate
(1) (4)
(131)
–
(15)
360
Foreign taxation
Normal taxation
(5)
353
275
(Over) under provision prior year
(9)
3
Deferred taxation
Temporary differences
(2)
(48)
85
Change in statutory tax rate
(1)
41
–
337
363
322
723
Tax rate reconciliation
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:
%
%
Effective tax rate
27
31
Disallowable items
Derivative and other commodity contracts losses and fair value gains
6
3
Transaction and ﬁnance costs
–
(1)
Share of equity-accounted investments’ (loss) proﬁt
(1)
1
Exploration, corporate and other disallowable expenses
(11)
(3)
Foreign income tax allowances and rate differentials
(6)
2
Exchange variation and translation adjustments
(1)
(2)
Current unrecognised tax assets
1
4
Change in estimated deferred tax rate
(3)
1
–
Change in statutory tax rate
(1) (4)
8
–
Other
4
–
Estimated corporate tax rate
(1)
28
35
(1)
During the ﬁnancial year, there were changes in the South African and Ghanaian statutory tax rates. These rate changes are summarised as follows:
South
Africa
Non-mining statutory tax rate 28% (2011: 35%); and
Maximum statutory mining tax rate 34% (2011: 43%) – refer mining formula in footnote 4.
Ghana
Statutory company tax rate 35%, however limited to 30% as AngloGold Ashanti Limited has a special tax rate concession under its Stability Agreement (2011: 25%).
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
12         Taxation (continued)
(2)
Included in temporary differences in South African taxation is a tax credit on the impairment, derecognition and disposal of tangible assets of $16m (2011: $11m). Included in temporary differences of foreign taxation is a tax credit on the impairment and disposal of tangible assets of $90m (2011: tax charge: $42m).
(3)
In South Africa, the mining operations are taxed on a variable rate that increases as proﬁtability increases. The tax rate used to calculate deferred tax is based on the group’s current estimate of future proﬁtability when temporary differences will reverse.
Depending on the proﬁtability of the operations, the tax rate can consequently be signiﬁcantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of $9m
(2011: tax charge of $9m).
(4)
Mining tax on mining income in South Africa is determined according to a formula based on proﬁt and revenue from mining operations.
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. South Africa operates under two tax paying operations,
Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.
The formula for determining the South African mining tax rate is:
Y = 34 – 170/X (2011: Y = 43 – 215/X)
where Y is the percentage rate of tax payable and X is the ratio of mining proﬁt net of any redeemable capital expenditure to mining revenue expressed as a percentage.
(5)
Included in normal foreign taxation is a tax credit on the disposal of tangible assets of $1m (2011: tax charge of $1m).
Figures in million (US dollars)
2012
2011
Analysis of unrecognised tax losses
Tax losses available to be utilised against future proﬁts
– utilisation required within one year
5
–
– utilisation required between two and ﬁve years
–
5
– utilisation in excess of ﬁve years
263
149
268
154
Unrecognised tax losses utilised
Assessed losses utilised during the year
–
236
{

FINANCIAL STATEMENTS

GROUPFINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in US cents
2012
2011
13
Earnings per ordinary share
Basic earnings per ordinary share
The calculation of basic earnings per ordinary share is based on proﬁts attributable to equity shareholders of $830m (2011: $1,552m) and 386,766,345 (2011: 385,961,613)
shares being the weighted average number of ordinary shares in issue during the
ﬁnancial year.
215
402
Diluted earnings per ordinary share
The calculation of diluted earnings per ordinary share is based on proﬁts attributable to equity shareholders of $680m (2011: $1,458m) and 422,131,159 (2011: 421,058,243)
shares being the diluted number of ordinary shares.
161
346
Number of shares
2012
2011
In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Ordinary shares
382,757,790
381,621,687
E ordinary shares
(1)
2,392,316
2,950,804
Fully vested options
(2)
1,616,239
1,389,122
Weighted average number of shares
386,766,345
385,961,613
Dilutive potential of share options
1,840,199
1,572,015
Dilutive potential of convertible bonds
33,524,615
33,524,615
Diluted number of ordinary shares
422,131,159
421,058,243
Figures in million (US dollars)
2012
2011
In calculating the diluted earnings attributable to equity shareholders, the following were taken into consideration:
Proﬁt attributable to equity shareholders
830
1,552
Interest expense of convertible bonds, where dilutive
63
63
Amortisation of issue cost and discount of convertible bonds
32
31
Fair value adjustment on convertible bonds included in income
(245)
(188)
Proﬁt attributable to equity shareholders used to calculate diluted earnings per share
680
1,458
The mandatory convertible bonds issued during 2010 (note 26) are not included in basic earnings per ordinary share as they contain features that could result in their settlement in cash and therefore do not meet the deﬁnition of an equity instrument.
(1)
As E ordinary shares participate in the proﬁt available to ordinary shareholders, these shares were included in basic earnings per share.
(2)
Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisﬁed and it is virtually certain that shares will be issued as a result of employees exercising their options.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
13
Earnings per ordinary share (continued)
Headline earnings
The proﬁt attributable to equity shareholders was adjusted by the following to arrive at headline earnings:
Proﬁt attributable to equity shareholders
830
1,552
Net impairment (reversal) and derecognition of tangible assets (notes 6 and 15)
356
(120)
Tax on item above
(106)
36
Net amount
250
(84)
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (notes 6 and 15)
15
8
Tax on item above
(4)
(5)
Net amount
11
3
Impairment reversal of intangible assets (notes 6 and 16)
(10)
–
Tax on item above
3
–
Net amount
(7)
–
Impairments of other investments (notes 6 and 18)
16
21
Proﬁt on disposal of subsidiary ISS International Limited (note 6)
–
(2)
Proﬁt on partial disposal of Rand Reﬁnery Limited (note 6)
(14)
–
Impairment of investment in associates and joint ventures (notes 8 and 17)
59
16
Reversal of impairment in associates and joint venture (notes 8 and 24)
(2)
(20)
Loss on disposal of loan to joint venture (notes 8 and 17)
2
–
Insurance claim recovery on capital items (note 6)
–
(3)
Tax on item above
–
1
Net amount
–
(2)
1,145
1,484
Headline earnings is calculated in accordance with Circular 3/2012 issued by the
South African Institute of Chartered Accountants (SAICA).
Figures in US cents
2012
2011
Basic headline earnings per share
The calculation of basic headline earnings per ordinary share is based on basic headline earnings of $1,145m (2011: $1,484m) and 386,766,345 (2011: 385,961,613) shares being the weighted average number of ordinary shares in issue during the year.
296
384
Diluted headline earnings per share
The calculation of diluted headline earnings per ordinary share is based on diluted headline earnings of $995m (2011: $1,390m) and 422,131,159 (2011: 421,058,423)
shares being the weighted average number of ordinary shares in issue during the year.
236
330
Figures in million (US dollars)
2012
2011
In calculating diluted headline earnings, the following were taken into consideration:
Headline earnings
1,145
1,484
Interest expense of convertible bonds, where dilutive
63
63
Amortisation of issue cost and discount of convertible bonds
32
31
Fair value adjustment on convertible bonds included in income
(245)
(188)
Diluted headline earnings
995
1,390
{

FINANCIAL STATEMENTS

GROUPFINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
14
Dividends
Ordinary shares
No. 109 of 80 SA cents per share was declared on 15 February 2011 and paid on
18 March 2011 (11 US cents per share).
–
43
No. 110 of 90 SA cents per share was declared on 2 August 2011 and paid on
9 September 2011 (12 US cents per share).
–
46
No. 111 of 90 SA cents per share was declared on 7 November 2011 and paid on
9 December 2011 (11 US cents per share).
–
42
No. 112 of 200 SA cents per share was declared on 14 February 2012 and paid on
16 March 2012 (26 US cents per share).
101
–
No. 113 of 100 SA cents per share was declared on 8 May 2012 and paid on
8 June 2012 (12 US cents per share).
45
–
No. 114 of 100 SA cents per share was declared on 3 August 2012 and paid on
14 September 2012 (12 US cents per share).
47
–
No. 115 of 50 SA cents per share was declared on 6 November 2012 and paid on
14 December 2012 (6 US cents per share).
22
–
E ordinary shares
No. E9 of 40 SA cents per share was declared on 15 February 2011 and paid on
18 March 2011 (5.5 US cents per share).
–
–
No. E10 of 45 SA cents per share was declared on 2 August 2011 and paid on
9 September 2011 (6 US cents per share).
–
–
No. E11 of 45 SA cents per share was declared on 7 November 2011 and paid on
9 December 2011 (5.5 US cents per share).
–
–
No. E12 of 100 SA cents per share was declared on 14 February 2012 and paid on
16 March 2012 (13 US cents per share).
–
–
No. E13 of 50 SA cents per share was declared on 8 May 2012 and paid on
8 June 2012 (6 US cents per share).
–
–
No. E14 of 50 SA cents per share was declared on 3 August 2012 and paid on
14 September 2012 (6 US cents per share).
–
–
No. E15 of 25 SA cents per share was declared on 6 November 2012 and paid on
14 December 2012 (3 US cents per share).
–
–
215
131
No. 116 of 50 SA cents per ordinary share was declared on 18 February 2013 and will be paid on 28 March 2013 (approximately
6 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency conversion.
No. E16 of 25 SA cents per E ordinary share was declared on 18 February 2013 and will be paid on 28 March 2013 (approximately
3 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency conversion.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
Mine
develop-
ment
costs
Mine
infra-
structure
Mineral
rights
and
dumps
Explo-
ration
and
evaluation
assets
Assets
under
con-
struction
Land
and
buildings
Total
15
Tangible assets
Cost
Balance at 1 January 2011
7,310
3,222
1,065
34
502
74
12,207
Additions
– project capital
74
2
–
–
377
3
456
– stay-in-business capital
502
279
–
–
182
3
966
Disposals
(7)
(20)
–
–
–
–
(27)
Transfers and other movements
(1)
175
276
–
–
(493)
–
(42)
Finance costs capitalised (note 7)
(2)
–
–
–
–
3
–
3
Translation
(699)
(156)
(15)
–
(40)
(8)
(918)
Balance at 31 December 2011
7,355
3,603
1,050
34
531
72
12,645
Accumulated amortisation and
impairments
Balance at 1 January 2011
3,719
1,678
532
31
58
9
6,027
Amortisation for the year (notes 4, 9
and 32)
529
227
9
1
–
2
768
Impairment and derecognition of assets
(notes 6 and 13)
(3)
9
6
–
–
–
–
15
Impairment reversal (notes 6 and 13)
(3)
(76)
–
(59)
–
–
–
(135)
Disposals
(6)
(19)
–
–
–
–
(25)
Transfers and other movements
(1)
(12)
(27)
–
–
–
–
(39)
Translation
(391)
(82)
(8)
–
(9)
(1)
(491)
Balance at 31 December 2011
3,772
1,783
474
32
49
10
6,120
Net book value at 31 December 2011
3,583
1,820
576
2
482
62
6,525
Cost
Balance at 1 January 2012
7,355
3,603
1,050
34
531
72
12,645
Additions
– project capital
133
51
–
–
601
6
791
– stay-in-business capital
457
328
–
2
192
3
982
Acquisition of subsidiary (note 33)
–
603
8
–
–
5
616
Disposals
(1)
(26)
–
–
–
–
(27)
Disposal of subsidiary (note 33)
–
(72)
–
–
–
(3)
(75)
Transfers and other movements
(1)
135
243
(110)
–
(239)
(1)
28
Finance costs capitalised (note 7)
(2)
–
–
–
–
12
–
12
Translation
(166)
(53)
(3)
(1)
(13)
(2)
(238)
Balance at 31 December 2012
7,913
4,677
945
35
1,084
80
14,734
{

FINANCIAL STATEMENTS

GROUPFINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
Mine
develop-
ment
costs
Mine
infra-
structure
Mineral
rights
and
dumps
Explo-
ration
and
evaluation
assets
Assets
under
con-
struction
Land
and
buildings
Total
15
Tangible assets (continued)
Accumulated amortisation and
impairments
Balance at 1 January 2012
3,772
1,783
474
32
49
10
6,120
Amortisation for the year (notes 4, 9
and 32)
504
279
8
–
–
2
793
Impairment and derecognition of assets
(notes 6 and 13)
(3)
254
87
–
–
15
–
356
Disposals
(1)
(25)
–
–
–
–
(26)
Disposal of subsidiary (note 33)
–
(22)
–
–
–
–
(22)
Transfers and other movements
(1)
32
(8)
(41)
–
–
–
(17)
Translation
(94)
(19)
(2)
(1)
(1)
(1)
(118)
Balance at 31 December 2012
4,467
2,075
439
31
63
11
7,086
Net book value at 31 December 2012
3,446
2,602
506
4
1,021
69
7,648
Included in the amounts for mine infrastructure are assets held under ﬁnance leases with a net book value of $40m (2011: $45m).
Included in the amounts for land and buildings are assets held under ﬁnance leases with a net book value of $19m (2011: $22m).
The majority of the leased assets are pledged as security for the related ﬁnance leases.
No assets are encumbered by project ﬁnance.
(1)
Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassiﬁcations and amounts written off of $15m (2011: $8m) (notes 6 and 13).
(2)
The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was
6.54% (2011: 6.86%). Interest capitalised relates to the Tropicana project in Australia.
(3)
Impairment, derecognition of assets and impairment reversal include the following:
Figures in million (US dollars)
2012
2011
Impairment of cash generating unit
South Africa
Great Noligwa mine – cash generating unit
31
–
The Great Noligwa cash generating unit impairment resulted from a revised mine plan.
Factors such as reduction in Ore Reserve resulting from resource model changes, abandonment of certain areas, grade factors and an increase in the cost of extraction affected the mine plan. As a result, Great Noligwa’s recoverable amount did not support its carrying value in 2012 and an impairment loss was recognised for mine development of $25m and mine infrastructure of $6m. The recoverable amount was determined using a real pre-tax discount of 13% and was based on the impairment assumptions detailed overleaf.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
15
Tangible assets (continued)
Derecognition of assets
South Africa
Kopanang – mine development costs
14
–
Due to changes in the mine plan, certain areas have been abandoned and will not generate future cash ﬂows.
TauTona VCR shaft pillar and ore pass – mine development costs and mine infrastructure
–
9
In 2011, due to a change in the mine plan resulting from safety-related concerns following seismic activity, the VCR shaft pillar and ore pass development were abandoned.
Savuka – mine development costs
–
1
In 2011, due to a change in the mine plan, the Savuka assets were abandoned.
Guinea
Siguiri – mine development costs
14
–
Due to depleted reserves in Sintroko, Kozan and Kintinia pits, exploration and pit dewatering costs previously capitalised will not generate future economic value.
Certain areas were also abandoned due to safety-related concerns.
Ghana
Obuasi – mine infrastructure, mine development costs and assets under construction
296
–
Due to a change in the mine plan, certain areas have been abandoned mainly due to depletion of reserves and assets in poor physical condition or considered obsolete have also been derecognised. A loss was recognised for mine infrastructure of $80m, mine development of $201m and assets under construction of $15m.
Other
Derecognition of other mine infrastructure.
1
5
356
15
Impairment reversal of cash generating unit
Tanzania
Geita mine – cash generating unit
–
135
The Geita mine impairment recognised in 2008 was reversed. The impairment reversal was largely due to an increase in the long-term real gold price, improved production, higher grades and lower unit costs, resulting in increased future discounted cash
ﬂows. The recoverable amount was determined using a real pre-tax discount rate of
12.3% and was based on the impairment assumptions detailed overleaf.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
15      Tangible assets (continued)
Impairment calculation assumptions – tangible assets and goodwill
Management assumptions for the value in use of tangible assets and goodwill include:
•
the gold price assumption represents management’s best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information, including current prices, historical averages, and forward-pricing curves. A long-term real gold price of $1,584/oz (2011: $1,530/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
•
proved and probable Ore Reserve;
•
value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
•
the real pre-tax discount rate is derived from the group’s weighted average cost of capital (WACC) and risk factors which is consistent with the basis used in 2011. The WACC of 5.3% which is the same as 2011 is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. The risk factors considered are country risk as well as project risk for cash ﬂows relating to mines that are not yet in production and deep level mining projects.
The country risk factor is based on the group’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;
•
foreign currency cash ﬂows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•
cash ﬂows used in impairment calculations are based on life of mine plans which exceed ﬁve years for the majority of the mines; and
•
variable operating cash ﬂows are increased at local Consumer Price Index rates.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identiﬁable cash ﬂows are largely independent of cash ﬂows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash ﬂows for each cash generating unit. Expected future cash ﬂows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash ﬂows are signiﬁcantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
Should management’s estimate of the future not reﬂect actual events, further impairments may be identiﬁed. Factors affecting the estimates include:
•
changes in proved and probable Ore Reserve as well as value beyond proved and probable reserves;
•
the grade of Ore Reserve as well as value beyond proved and probable reserves may vary signiﬁcantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues at mine sites; and
•
changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.
There were no impairment indicators for cash generating units during 2011.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
Goodwill
Software
and
licences
Royalty,
tax rate
concession
and other
Total
16
Intangible assets
Cost
Balance at 1 January 2011
433
–
50
483
Additions
–
16
–
16
Translation
2
–
–
2
Balance at 31 December 2011
435
16
50
501
Accumulated amortisation and impairments
Balance at 1 January 2011
256
–
33
289
Amortisation for the year (notes 4 and 32)
(1)
–
–
2
2
Balance at 31 December 2011
256
–
35
291
Net book value at 31 December 2011
(2)
179
16
15
210
Cost
Balance at 1 January 2012
435
16
50
501
Additions
–
78
1
79
Acquisition of subsidiary (note 33)
14
–
–
14
Transfers and other movements
–
–
7
7
Translation
2
(2)
–
–
Balance at 31 December 2012
451
92
58
601
Accumulated amortisation and impairments
Balance at 1 January 2012
256
–
35
291
Amortisation for the year (notes 4 and 32)
(1)
–
–
5
5
Impairment reversal (notes 6 and 13)
(3)
–
–
(10)
(10)
Balance at 31 December 2012
256
–
30
286
Net book value at 31 December 2012
(2)
195
92
28
315
(1)
No amortisation was recorded for purchased software and licences as these assets are not yet available for use.
Figures in million (US dollars)
2012
2011
(2)
Net book value of goodwill allocated to each of the cash generating units (CGUs):
– Sunrise Dam
159
156
– AngloGold Ashanti Córrego do Sitío Mineração
15
15
– First Uranium (Pty) Limited
13
–
– Serra Grande
8
8
(note 2)
195
179
Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is signiﬁcant are as follows:
Sunrise Dam
(4)
6.1%
8.4%
(3)
As part of the stability agreement entered into in 2004, the Government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004. The impairment reversal relates to the corporate tax rate concession which was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in Ghana decreased to 25% and the tax rate concession, which expires in 2019, was fully impaired. During 2012, the corporate tax rate on mining companies was increased from 25% to 35% resulting in an impairment reversal.
(4)
The discount rates for 2012 were determined on a basis consistent with the 2011 discount rates. The value in use recoverable amount of the CGU is $1,543m (2011: $821m).
{

FINANCIAL STATEMENTS

GROUPFINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
17
Investments in equity-accounted associates and joint ventures
Carrying value of investments in equity-accounted associates and joint ventures
Investments in associates
92
47
Investments in joint ventures
968
655
1,060
702
Investments in associates comprise:
Name
Effective %
Description
Carrying value
(US dollars million)
2012
2011
2012
2011
Listed associates
Trans-Siberian Gold plc
(1) (2)
31.17
30.90
Exploration and development of gold
mines
22
35
Mariana Resources Limited
(1) (2) (3)
19.86
19.86
Exploration and mine development
7
7
Unlisted associates
Rand Reﬁnery Limited (note 33)
48.03
–     Smelting and reﬁning of gold
57
–
Oro Group (Pty) Limited
(1)
36.00
25.00
Manufacture and wholesale of jewellery
6
5
Margaret Water Company
33.33
33.33
Pumping of underground water in the
Vaal River region
–
–
92
47
Figures in million (US dollars)
2012
2011
Net impairments of investments in associates
Trans-Siberian Gold plc
(17)
(2)
Margaret Water Company
(1)
(1)
Mariana Resources Limited
–
(1)
Orpheo (Pty) Limited
(4)
–
(1)
(Notes 8 and 13)
(18)
(5)
The impairment indicators considered the quoted share price, current ﬁnancial position and operating results. Impairments of $20m (2011: $5m) were recorded and an impairment reversal of $2m (2011: nil) was recognised in the income statement relating to Trans-Siberian Gold plc due to the increase in the listed share price.
(1)
Equity accounting is based on results to 30 September 2012, adjusted for material transactions.
(2)
At 31 December 2012, the fair value of the group’s investment in Trans-Siberian Gold plc and Mariana Resources Limited
was $22m (2011: $35m) and $3m (2011: $7m) respectively.
(3)
The group has the right to representation on the Mariana Resources Limited board of directors and is therefore considered to have signiﬁcant inﬂuence in the company.
(4)
Sold effective 1 July 2011.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
17
Investments in equity-accounted associates and joint ventures
(continued)
Summarised ﬁnancial information of associates is as follows (not attributable):
Statement of ﬁnancial position
Non-current assets
208
163
Current assets
113
56
Total assets
321
219
Non-current liabilities
47
73
Current liabilities
52
29
Total liabilities
99
102
Net assets
222
117
Income statement
Revenue
72
51
Costs and expenses
(63)
(53)
Taxation
1
(1)
Proﬁt (loss) after taxation
10
(3)
Investments in joint ventures comprise:
Name
Effective %
Description
Carrying value
(US dollars million)
2012
2011
2012
2011
AuruMar (Pty) Limited
50
50      Global exploration of marine deposits
containing gold as the primary mineral
2
5
Thani Ashanti Alliance Limited
50
50
Gold exploration activities
1
21
Kibali Goldmines s.p.r.l.
45
45      Exploration and development of gold
mines
797
497
Société des Mines de Morila S.A.
40
40
Commercial exploitation of gold
19
41
Société d’Exploitation des Mines
d’Or de Sadiola S.A.
41
41
Commercial exploitation of gold
149
91
Société d’Exploitation des Mines
d’Or de Yatela S.A.
40
40
Commercial exploitation of gold
–
–
968
655
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
17
Investments in equity-accounted associates and joint ventures
(continued)
(Impairment) reversal of investments in joint ventures
Thani Ashanti Alliance Limited
(37)
–
Société d’Exploitation des Mines d’Or de Yatela S.A.
(2)
(11)
AGA-Polymetal Strategic Alliance
–
20
(39)
9
Loss on disposal of loan to joint venture
AuruMar (Pty) Limited
(2)
–
(Notes 8 and 13)
(41)
9
The impairment indicators considered the current ﬁnancial position and operating results. Impairments of $39m (2011: $11m) were recorded and an impairment reversal of nil (2011: $20m) was recognised in the income statement. During 2011, the AGA-
Polymetal Strategic Alliance impairment of $20m was reversed to increase the carrying amount of the investment to fair value less costs to sell (note 24).
Summarised ﬁnancial information of joint ventures is as follows (not attributable):
Statement of ﬁnancial position
Non-current assets
1,490
773
Current assets
416
352
Total assets
1,906
1,125
Non-current liabilities
1,018
356
Current liabilities
334
185
Total liabilities
1,352
541
Net assets
554
584
Income statement
Revenue
882
975
Costs and expenses
(709)
(662)
Taxation
(81)
(127)
Proﬁt after taxation
92
186
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
18
Other investments
Listed investments
Available-for-sale
Balance at beginning of year
82
124
Additions
6
47
Acquisition of subsidiary (note 33)
3
–
Disposals
–
(2)
Fair value adjustments
(12)
(59)
Impairments (notes 6 and 13)
(1)
(8)
(21)
Translation
(2)
(7)
Balance at end of year
69
82
The available-for-sale investments consist of ordinary shares and collective investment schemes and primarily comprise:
International Tower Hill Mines Limited (ITH)
24
43
Various listed investments held by Environmental Rehabilitation Trust Fund
22
18
Other
23
21
69
82
The group’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.
At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.
Based on the share price of ITH over the past year and carrying value at 31 December 2012 of $24m, if ITH achieved the high that it achieved during 2012 of C$5.61 per share, other comprehensive income (OCI) would increase by $38m. If it achieved the low of C$1.85 per share, OCI would decrease by $4m. If the decrease was signiﬁcant or prolonged, an impairment would be recorded.
The exposure to listed shares held by the Environmental Rehabilitation Trust Fund at fair value on the JSE was $22m. An analysis based on the assumption that the equity index (ALSI on the JSE) had increased/decreased by 10% with all other variables held constant and all the group’s JSE listed equity investments moved according to the ALSI, would impact OCI by $2.2m. If the decrease was signiﬁcant or prolonged, an impairment would be recorded.
(1)
Impairment of First Uranium Corp. shares of $5m (2011: $19m), Stratex International plc shares of $2m (2011: nil),
Commander Resources Limited shares of $1m (2011: nil) and Village Main Reef Limited shares of nil (2011: $2m) due to a signiﬁcant decline in market value.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
18
Other investments (continued)
Listed investments (continued)
Held-to-maturity
Balance at beginning of year
8
13
Maturities
–
(3)
Translation
(1)
(2)
Balance at end of year
7
8
The held-to-maturity investment consists of government bonds held by the
Environmental Rehabilitation Trust Fund administered by RMB Private Bank.
The market value of bonds held-to-maturity is $11m (2011: $11m) and has a sensitivity of less than $1m (2011: $1m) for a 1% change in interest rates.
Book value of listed investments
76
90
Market value of listed investments
80
93
Unlisted investments
Available-for-sale
Balance at beginning of year
9
9
Impairment (notes 6 and 13)
(2)
(7)
–
Balance at end of year
2
9
The available-for-sale investments consist primarily of XDM Resources Limited.
Held-to-maturity
Balance at beginning of year
87
91
Additions
91
101
Maturities
(85)
(87)
Translation
(4)
(18)
Balance at end of year
89
87
The held-to-maturity investments include:
Negotiable Certiﬁcates of Deposit – Environmental Rehabilitation Trust Fund administered by RMB Private Bank
81
80
Nufcor Uranium Trust Fund
5
5
Other
3
2
89
87
Book value of unlisted investments
91
96
Fair value of unlisted investments
(2) (3)
91
87
Total book value of other investments (note 36)
167
186
Total fair value of other investments (note 36)
(2) (3)
171
180
(2)
In 2012, XDM Resources Limited was impaired by $7m (2011: nil) due to a signiﬁcant decline in value. The fair value of this unlisted equity investment was based on a share price of C$0.25 per share, being the issue price obtained in a private equity raising which was completed during December 2012.
(3)
In 2011, there was no market for the unlisted equity investments and therefore fair value could not be measured reliably.
The unlisted equity investments were carried at cost and were not included in the fair value calculations.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
19
Inventories
Non-current
Raw materials
– heap-leach inventory
436
386
– ore stockpiles
(1)
174
24
Total metal inventories
610
410
Current
Raw materials
– ore stockpiles
506
461
– heap-leach inventory
128
98
Work in progress
– metals in process
139
91
Finished goods
– gold doré/bullion
91
94
– by-products
11
24
Total metal inventories
875
768
Mine operating supplies
412
296
1,287
1,064
Total inventories
(2)
1,897
1,474
(1)
Includes non-current ore stockpiles of First Uranium (Pty) Limited acquired during
July 2012, as disclosed in note 33.
(2)
The amount of the write-down of ore stockpiles, metals in process, gold doré/
bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense is $5m (2011: $4m). This expense is included in cost of sales which is disclosed in note 4.
20
Other non-current assets
Post-retirement medical scheme for Rand Reﬁnery employees (note 28)
–
2
Ashanti Retired Staff Pension Fund (note 28)
–
1
Loans and receivables
Loan receivable at 31 December 2020 bearing interest at 8% per annum
6
6
Other non-interest bearing loans and receivables – receivable on various dates
1
–
7
9
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
21
Trade and other receivables
Non-current
Prepayments and accrued income
31
22
Recoverable tax, rebates, levies and duties
20
14
Reclamation sites trust fund
22
30
Deferred loan fees
6
9
Other receivables
–
1
79
76
Current
Trade and loan receivables
149
46
Prepayments and accrued income
86
80
Recoverable tax, rebates, levies and duties
221
170
Amounts due from related parties
2
3
Interest receivable
1
3
Royalties receivable
–
14
Deferred loan fees
2
5
Other receivables
9
29
470
350
Total trade and other receivables
549
426
Current trade and loan receivables are generally on terms less than 90 days.
There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.
During the year, other receivables were impaired by $1m (2011: $14m). This expense is included in special items which is disclosed in note 6.
There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82%.
The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:
Recoverable value added tax
16
Recoverable fuel duties
(1)
35
Appeal deposits
4
(1)
Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.
22
Cash restricted for use
Non-current
Cash restricted by prudential solvency requirements
1
1
Cash balances held by Environmental Rehabilitation Trust Funds
28
22
29
23
Current
Cash restricted by prudential solvency requirements
11
9
Cash balances held by the Tropicana joint venture
23
22
Other
1
4
35
35
Total cash restricted for use (notes 36 and 37)
64
58
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
23
Cash and cash equivalents
Cash and deposits on call
595
499
Money market instruments
297
613
(notes 36 and 37)
892
1,112
24
Non-current assets held for sale
Effective December 2007, Rand Reﬁnery allocated parts of its premises that were no longer utilised, to assets held for sale. On 1 April 2008, a sale agreement was concluded subject to the suspensive condition regarding rezoning of the land and transfer of title deeds.
–
1
Effective 2 December 2011, the AGA-Polymetal Strategic Alliance consisting of AGA-
Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding
Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya
Holdings Limited were classiﬁed as held for sale. AngloGold Ashanti Holdings plc, a wholly owned subsidiary entered into a contractual agreement with Polyholding
Limited relating to the disposal of these entities. A reversal of previous impairment losses recognised of $20m was recognised in share of equity-accounted investments’
proﬁt to increase the carrying amount of the investment to fair value less costs to sell
(notes 8, 13 and 17). The transaction was completed on 8 February 2012.
–
20
Total non-current assets held for sale (note 2)
–
21
25
Share capital and premium
Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each
23
23
4,280,000 E ordinary shares of 25 SA cents each
–
–
2,000,000 A redeemable preference shares of 50 SA cents each
–
–
5,000,000 B redeemable preference shares of 1 SA cent each
–
–
23
23
Issued and fully paid
383,320,962 (2011: 382,242,343) ordinary shares of 25 SA cents each
16
16
1,617,752 (2011: 2,582,962) E ordinary shares of 25 SA cents each
–
–
2,000,000 (2011: 2,000,000) A redeemable preference shares of 50 SA cents each
–
–
778,896 (2011: 778,896) B redeemable preference shares of 1 SA cent each
–
–
16
16
Treasury shares held within the group:
2,778,896 (2011: 2,778,896) A and B redeemable preference shares
–
–
154,757 (2011: 326,906) ordinary shares
–
–
917,752 (2011: 1,532,962) E ordinary shares
–
–
16
16
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
25
Share capital and premium (continued)
Share premium
Balance at beginning of year
6,766
6,718
Ordinary shares issued
46
57
E ordinary shares issued and cancelled
(7)
(9)
6,805
6,766
Less: held within the group
Redeemable preference shares
(53)
(53)
Ordinary shares
(10)
(17)
E ordinary shares
(16)
(23)
Balance at end of year
6,726
6,673
Share capital and premium
6,742
6,689
The rights and restrictions applicable to the A and B redeemable preference shares:
A redeemable preference shares are entitled to:
•
an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax proﬁts from mining the Moab Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
•
an annual dividend limited to a maximum of 5% of their issue price from the period that proﬁts are generated from the Moab
Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.
The Moab Mining Right Area consists of the Moab Khotsong mine operations.
The B preference shares will only be redeemed from any net proceeds remaining after the disposal of the Moab Mining Right
Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.
In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
26
Borrowings
Non-current
Unsecured
Debt carried at fair value
Mandatory convertible bonds – issued September 2010 (note 37)
(1)
588
760
Quarterly coupons are paid at 6% per annum and the bonds are convertible into a variable number of shares ranging from 18,140,000 shares at a price equal to or less than $43.50 per share, to 14,511,937 shares at a price equal to or greater than
$54.375 per share, each as calculated in accordance with the formula set forth in the bond agreement. The bonds are US dollar-based and are convertible into shares in
September 2013.
The shareholders have authorised the convertible bonds to be settled in equity and do not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of shares deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided for in the bond agreement.
Debt carried at amortised cost
Rated bonds – issued July 2012
(2)
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on
30 July 2012, are repayable on 1 August 2022 and are US dollar-based.
753
–
Rated bonds – issued April 2010
(3)
Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in
April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-
based.
996
996
3.5% Convertible bonds – issued May 2009
(4)
Semi-annual coupons are paid at 3.5% per annum. The bonds are convertible into
ADSs up to May 2014 and are US dollar-based. The bonds are convertible, at the holders’ option, at an initial price of $47.6126 per ADS.
AngloGold Ashanti Limited may redeem the bonds by giving between 30 and 90 days notice to the bondholders at any time after 11 June 2012, if the price of the ADSs exceeds 130% of the conversion price for more than 20 consecutive dealing days,
ﬁve days prior to notice or at any time if conversion rights have been exercised or purchases effected on 85% of the bonds issued.
685
652
Syndicated revolving credit facility (A$600m)
(5)
Interest charged at BBSY plus 2% per annum. The applicable margin is subject to a ratings grid. Loan is repayable in December 2015 and is Australian dollar-based. The loan is subject to debt covenant arrangements for which no default event occurred.
261
–
Grupo Santander Brasil
Interest charged at 8.11% per annum. Loans are repayable in monthly instalments terminating in November 2013 and April 2014 and are Brazilian real-based.
1
2
Brazilian Economic and Social Development Bank
Interest charged at a rate of 2.3% plus delta exchange rate on individual instalments per annum. Loans are repayable in monthly instalments terminating in April 2014 and are Brazilian real-based.
1
1
Banco de Desenvolvimento de Minas Gerais
Interest charged at a rate of 4.5% per annum. Loans are repayable in monthly instalments terminating in June 2020 and are Brazilian real-based.
1
1
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
26
Borrowings (continued)
Non-current (continued)
Secured
Finance leases
Turbine Square Two (Pty) Limited
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-
based. The buildings ﬁnanced are used as security for these loans (note 37).
31
33
Caterpillar Financial Services Corporation
Interest charged at an average rate of 5.46% per annum. Loans are repayable in monthly instalments terminating in January 2015 and are US dollar-based. The equipment ﬁnanced is used as security for these loans.
8
10
Mazuma Capital Corporation
Interest charged at an average rate of 5.6% per annum. Loans were repaid in monthly instalments and terminated in November 2012 and were US dollar-based. The equipment ﬁnanced was used as security for these loans.
–
2
CSI Latina Arrendamento Mercantil S.A.
Interest charged at a rate of 10.4% per annum. Loans are repayable by December
2015 and are Brazilian real-based. The equipment ﬁnanced is used as security for these loans.
1
2
Navachab Lewcor Mining Contract
Interest charged at a rate of 8.4% per annum. Loans are repayable by April 2015 and are Namibian dollar-based. The equipment ﬁnanced is used as security for these loans.
22
29
California First National Bank
Interest charged at an average rate of 2.4% per annum. Loans are repayable in monthly instalments terminating in December 2019 and are US dollar-based. The equipment ﬁnanced is used as security for these loans.
11
–
Total non-current borrowings including current portion
3,359
2,488
Current portion of non-current borrowings included in current liabilities
(635)
(32)
Total non-current borrowings
2,724
2,456
Current
Current portion of non-current borrowings included above
635
32
Unsecured
Senior ﬂoating rate notes – DMTNP
84
–
Senior ﬁxed rate notes – DMTNP
36
–
FirstRand Bank Limited demand facility
59
–
Other loans
45
–
Total current borrowings
859
32
Total borrowings (notes 36 and 37)
3,583
2,488
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
26
Borrowings (continued)
Amounts falling due
Within one year
859
32
Between one and two years
699
773
Between two and ﬁve years
277
672
After ﬁve years
1,748
1,011
(notes 36 and 37)
3,583
2,488
Currency
The currencies in which the borrowings are denominated are as follows:
US dollar
3,086
2,420
Australian dollar
261
–
SA rand
210
33
Brazilian real
4
6
Namibian dollar
22
29
(notes 36 and 37)
3,583
2,488
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility ($1bn) – US dollar
1,000
1,000
Syndicated revolving credit facility (A$600m) – Australian dollar
359
617
FirstRand Bank Limited – US dollar
–
50
Absa Bank Limited – US dollar
–
42
Nedbank Limited – US dollar
–
2
FirstRand Bank Limited – SA rand
30
14
Standard Bank of South Africa Limited – SA rand
–
23
Nedbank Limited – SA rand
–
13
Absa Bank Limited – SA rand
–
4
1,389
1,765
(1)
Mandatory convertible bonds – issued September 2010
Senior unsecured ﬁxed-rate bonds
586
758
Accrued interest
2
2
588
760
(2)
Rated bonds – issued July 2012
Senior unsecured ﬁxed-rate bonds
750
–
Unamortised discount and bond issue costs
(13)
–
737
–
Accrued interest
16
–
753
–
(3)
Rated bonds – issued April 2010
Senior unsecured ﬁxed-rate bonds
1,000
1,000
Unamortised discount and bond issue costs
(15)
(16)
985
984
Accrued interest
11
12
996
996
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
26
Borrowings (continued)
(4)
3.5% Convertible bonds – issued May 2009
Senior unsecured ﬁxed-rate bonds
733
733
Unamortised discount and bond issue costs
(51)
(84)
682
649
Accrued interest
3
3
685
652
(5)
Syndicated revolving credit facility (A$600m)
Drawn down
266
–
Unamortised loan issue costs
(5)
–
261
–
27
Environmental rehabilitation and other provisions
Environmental rehabilitation obligations
Provision for decommissioning
Balance at beginning of year
240
213
Change in estimates
(1)
53
32
Acquisition of subsidiary (note 33)
6
–
Unwinding of decommissioning obligation (note 7)
11
12
Translation
(4)
(17)
Balance at end of year
306
240
Provision for restoration
Balance at beginning of year
507
338
Charge to income statement
18
8
Change in estimates
(1)
(16)
180
Acquisition of subsidiary (note 33)
34
–
Unwinding of restoration obligation (note 7)
(2)
18
17
Utilised during the year
(21)
(18)
Translation
(5)
(18)
Balance at end of year
535
507
Other provisions
Balance at beginning of year
35
38
Charge to income statement
45
21
Change in estimates
(2)
–
Acquisition of subsidiary (note 33)
346
–
Transfer to trade and other payables
(4)
(5)
Unwinding of other provisions (note 7)
1
–
Utilised during the year
(10)
(15)
Translation
(14)
(4)
Balance at end of year
397
35
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
27
Environmental rehabilitation and other provisions (continued)
Other provisions comprise the following:
– provision for labour, environmental, tax and civil court settlements
(3)
32
34
– provision for employee compensation claims in Australasia
(4)
–
1
– commodity contract
(5)
365
–
397
35
Total environmental rehabilitation and other provisions
1,238
782
(1)
The change in estimates relates to changes in mine plans resulting in accelerated cash ﬂows, changes in economic assumptions and discount rates and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.
(2)
Included in unwinding of restoration obligation is $1m (2011: $2m) which is recoverable from a third party. The asset is included in trade and other receivables.
(3)
Comprises claims ﬁled by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental ﬁscal claims relating to levies, surcharges and environmental legal disputes and shareholder claim related to stamp duties. The liability is expected to be settled over the next two-to ﬁve-year period.
(4)
Comprises an estimate of potential workers compensation liability in Australasia based on claims with regard to work-related incidents. The liability is expected to be settled in the next three-to ﬁve-year period.
(5)
Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation.
Franco Nevada is required to pay $400/oz which inﬂates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions. As at 31 December 2012, the remaining production due to Franco Nevada is 292,672oz. Also included are future royalty obligations to Buffelsfontein Gold Mines and Premier Royalty
Company of $24m and environmental legal claims of $3m.
Figures in million (US dollars)
2012
2011
28
Provision for pension and post-retirement beneﬁts
Deﬁned beneﬁt plans
The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Limited Pension Fund
24
23
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
183
157
Other deﬁned beneﬁt plans
(1)
14
12
Sub-total
221
192
Transferred to other non-current assets (note 20):
– Post-retirement medical scheme for Rand Reﬁnery employees
–
2
– Ashanti Retired Staff Pension Plan
–
1
221
195
(1)
Other deﬁned beneﬁt plans comprise the following:
– Ashanti Retired Staff Pension Plan (asset)
–
(1)
– Obuasi Mines Staff Pension Scheme
11
11
– Post-retirement medical scheme for Rand Reﬁnery employees (asset)
–
(2)
– Retiree Medical Plan for North American employees
2
3
– Supplemental Employee Retirement Plan (SERP) for North America (USA)
Inc. employees
1
1
14
12
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
28
Provision for pension and post-retirement beneﬁts (continued)
AngloGold Ashanti Limited Pension Fund
The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December 2012 was completed at the beginning of 2013 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inﬂation, increases in wages, salaries and pensions, as well as returns on investments.
A formal statutory valuation is required by legislation every three years. The statutory valuation effective 31 December 2011 was completed in May 2012. The next statutory valuation of the Fund will have an effective date of no later than 31 December 2014 and is expected to be submitted to the Registrar of Pension Funds during 2015.
All South African pension funds are governed by the Pension Funds Act of 1956 as amended.
Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:
Beneﬁt obligation
Balance at beginning of year
307
334
Current service cost
7
7
Interest cost
26
25
Participants’ contributions
1
2
Actuarial loss
22
22
Beneﬁts paid
(18)
(19)
Translation
(17)
(64)
Balance at end of year
328
307
Plan assets
Balance at beginning of year
284
334
Expected return on plan assets
31
30
Actuarial gain (loss)
14
(6)
Company contributions
7
7
Participants’ contributions
1
2
Beneﬁts paid
(18)
(19)
Translation
(15)
(64)
Fair value of plan assets at end of year
304
284
Unfunded status at end of year
(24)
(23)
Net amount recognised
(24)
(23)
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
28
Provision for pension and post-retirement beneﬁts (continued)
AngloGold Ashanti Limited Pension Fund (continued)
Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:
(continued)
Components of net periodic beneﬁt cost
Interest cost
26
25
Current service cost
7
7
Expected return on assets
(31)
(30)
Net periodic beneﬁt cost
2
2
Assumptions
Assumptions used to determine beneﬁt obligations at the end of the year are as follows:
Discount rate
8.25%
8.75%
Rate of compensation increase
(1)
8.00%
8.00%
Expected long-term return on plan assets
(2)
10.53%
11.20%
Pension increase
5.40%
5.40%
Plan assets
AngloGold Ashanti Limited’s pension plan asset allocations at the end of the year, by asset category, are as follows:
Equity securities
56%
56%
Debt securities
38%
37%
Other
6%
7%
100%
100%
(1)
The short-term compensation rate increase is 5.5% (2011: 7.5%) and the long-term compensation rate increase is 8.0%
(2011: 8.0%).
(2)
The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.
Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund’s investment strategy, which is consistent with the term of the Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inﬂation across a range of market conditions.
The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities.
The strategic asset allocation deﬁnes what proportion of the Fund’s assets should be invested in each major asset class. The
Trustees have then selected specialist investment managers to manage the assets in each asset class according to speciﬁc performance mandates instituted by the Trustees.
The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund’s overall investment philosophy and strategy.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
28 Provision for pension and post-retirement beneﬁts (continued)
AngloGold Ashanti Limited Pension Fund (continued)
Investment policy (continued)
Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund’s Investment Sub-Committee at least every six months.
Number
of shares
Percentage
of total
assets
Fair value
(US dollars
million)
Number
of shares
Percentage
of total
assets
Fair value
(US dollars
million)
2012
2011
Related parties
Investments held in related parties
are summarised as follows:
Equity securities
AngloGold Ashanti Limited
184,432
1.9%
6
100,079
1.5%
4
Other investments exceeding
5% of total plan assets
Bonds
IFM Corporate Bond Unit Trust
271,680,384                11.4%
35
287,226,346                12.7%
36
Allan Gray Orbis Global Equity Fund
224,509
9.5%
29
242,110
9.5%
27
Contrarius Global Equity Fund
1,151,413
9.2%
28
1,251,535
9.1%
26
92
89
Cash ﬂows
Contributions
AngloGold Ashanti Limited expects to contribute $5m (2012: $5m) to its pension plan in 2013.
Figures in million (US dollars)
2012
Estimated future beneﬁt payments
The following pension beneﬁt payments, which reﬂect the expected future service, as appropriate, are expected to be paid:
2013
19
2014
20
2015
20
2016
21
2017
21
Thereafter
227
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
28
Provision for pension and post-retirement beneﬁts (continued)
Post-retirement medical scheme for AngloGold Ashanti Limited South
African employees
The provision for post-retirement medical funding represents the provision for health care beneﬁts for employees and retired employees and their registered dependants.
The post-retirement beneﬁt costs are assessed in accordance with the advice of independent professionally qualiﬁed actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2012.
Information with respect to the deﬁned beneﬁt liability is as follows:
Beneﬁt obligation
Balance at beginning of year
157
176
Current service cost
1
1
Recognition of past service cost
22
–
Interest cost
13
13
Beneﬁts paid
(15)
(13)
Actuarial loss
13
11
Translation
(8)
(31)
Balance at end of year
183
157
Unfunded status at end of year
(183)
(157)
Net amount recognised
(183)
(157)
Components of net periodic beneﬁt cost
Current service cost
1
1
Interest cost
13
13
Recognition of past service cost
22
–
Net periodic beneﬁt cost
36
14
Assumptions
Assumptions used to determine beneﬁt obligations at the end of the year are as follows:
Discount rate
7.75%
8.75%
Expected increase in health care costs
7.00%
7.50%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
7.00%
7.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
7.00%
7.50%
Assumed health care cost trend rates have a signiﬁcant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
1% point
increase
Effect on total service and interest cost
1
Effect on post-retirement beneﬁt obligation
5
1% point
decrease
Effect on total service and interest cost
(1)
Effect on post-retirement beneﬁt obligation
(16)
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (US dollars)
2012
2011
28
Provision for pension and post-retirement beneﬁts (continued)
Post-retirement medical scheme for AngloGold Ashanti Limited South
African employees (continued)
Cash ﬂows
Contributions
AngloGold Ashanti Limited expects to contribute $12m (2012: $12m) to the post-
retirement medical plan in 2013.
Estimated future beneﬁt payments
The following medical beneﬁt payments, which reﬂect the expected future service, as appropriate, are expected to be paid:
2013
12
2014
13
2015
14
2016
15
2017
15
Thereafter
114
Other deﬁned beneﬁt plans
Other deﬁned beneﬁt plans include the Ashanti Retired Staff Pension Plan, the Obuasi
Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Reﬁnery employees, the Retiree Medical Plan for North American employees, the Supplemental
Employee Retirement Plan for North America (USA) Inc. employees and the Retiree
Medical Plan for Nufcor South Africa employees.
Information in respect of other deﬁned beneﬁt plans for the year ended
31 December 2012 has been aggregated in the tables of change in beneﬁt obligations, change in plan assets and components of net periodic beneﬁt cost and is as follows:
Beneﬁt obligation
Balance at beginning of year
21
22
Interest cost
1
1
Actuarial loss
1
–
Disposal of subsidiary (note 33)
(2)
–
Beneﬁts paid
(2)
(2)
Translation
(1)
–
Balance at end of year
18
21
Plan assets
Fair value of plan assets at beginning of year
9
10
Expected return on plan assets
–
1
Disposal of subsidiary (note 33)
(4)
–
Translation
(1)
(2)
Fair value of plan assets at end of year
4
9
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
28
Provision for pension and post-retirement beneﬁts (continued)
Other deﬁned beneﬁt plans (continued)
Information in respect of other deﬁned beneﬁt plans is as follows: (continued)
Net amount recognised analysed as follows:
(14)
(12)
– funded plans
–
2
– unfunded plans
(14)
(14)
Components of net periodic beneﬁt cost
Interest cost
1
1
Expected return on plan assets
–
(1)
Net periodic beneﬁt cost
1
–
Cash ﬂows
The other retirement deﬁned beneﬁt plans are all closed to new members and current members are either retired or deferred members. The companies do not make contributions to these plans.
Estimated future beneﬁt payments
The following pension beneﬁt payments, which reﬂect the expected future service, as appropriate, are expected to be paid:
2013
2
2014
1
2015
1
2016
1
2017
1
Thereafter
12
Five-year deﬁned beneﬁt plan disclosure
Figures in million (US dollars)
2012
2011
2010
2009
2008
AngloGold Ashanti Limited Pension Fund
Deﬁned beneﬁt obligation
328
307
334
269
199
Plan assets
(304)
(284)
(334)
(274)
(188)
Net unfunded (funded)
24
23
–
(5)
11
Experience adjustments on plan liabilities
(1)
4
–
3
17
Experience adjustments on plan assets
(14)
7
(11)
(12)
33
Post-retirement medical scheme for AngloGold
Ashanti Limited South African employees
Deﬁned beneﬁt obligation
183
157
176
147
113
Unfunded
183
157
176
147
113
Experience adjustments on plan liabilities
2
5
1
16
6
Other deﬁned beneﬁt plans
Deﬁned beneﬁt obligation
18
21
22
18
17
Plan assets
(4)
(9)
(10)
(8)
(6)
Unfunded
14
12
12
10
11
Experience adjustments on plan liabilities
1
1
5
–
1
Experience adjustments on plan assets
–
–
–
–
1
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
28      Provision for pension and post-retirement beneﬁts (continued)
Deﬁned contribution funds
Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement beneﬁts for the year amounted to $69m (2011: $64m).
South Africa
AngloGold Ashanti Limited’s operations in South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka,
TauTona, First Uranium SA, Corporate and Other) contribute to various industry-based pension and provident retirement plans which cover substantially all employees and are deﬁned contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group’s assets. The cost of providing these beneﬁts amounted to
$46m (2011: $48m).
Continental Africa
AngloGold Ashanti Limited’s mines in Ghana (Iduapriem and Obuasi) contribute to provident plans for their employees which are deﬁned contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana government treasury instruments, ﬁxed term deposits and other investments. The cost of these contributions was $10m (2011: $3m).
AngloGold Ashanti Limited’s mine in Guinea (Siguiri) contributes to a provident plan for their employees which is a deﬁned contribution plan. The funds are administered by Boards of Trustees and invest mainly in Guinea government treasury instruments, ﬁxed term deposits and other investments. The cost of these contributions was $2m (2011: $2m).
At AngloGold Ashanti Limited’s mine in Namibia (Navachab) the employees are members of a deﬁned contribution provident fund. The fund is administered by the Old Mutual Life Assurance Company (Namibia) Limited. Both the company and the employees contribute to this fund. The cost to the group of all these contributions amounted to $2m (2011: $2m).
AngloGold Ashanti Limited’s mine in Tanzania (Geita) does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the company also makes a contribution on the employee’s behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From July 2005, the company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The company makes no contribution towards any retirement schemes for contracted expatriate employees. The company contributes to the
NSSF on behalf of expatriate employees. On termination of employment the company may apply for a refund of contributions from the NSSF. The NSSF also administers this fund.
Australasia
AngloGold Ashanti Limited’s mines in Australia (Sunrise Dam and Tropicana) contribute to various approved superannuation funds for the provision of beneﬁts to employees and their dependants on retirement, disability or death. The fund is a multi-
industry national fund with deﬁned contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation.
The contributions by the operations are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of all these contributions amounted to $6m (2011: $5m).
Americas
AngloGold Ashanti Limited’s mine in North America (Cripple Creek & Victor) sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti Limited USA.
AngloGold Ashanti Limited USA’s contributions were $2m (2011: $2m).
AngloGold Ashanti Limited’s mines in Brazil (AngloGold Ashanti Córrego do Sitío Mineração and Serra Grande) operate deﬁned contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/
employees (optional supplementary plan). A PGBL (Plano Gerador de Benefi ´cio Livre) fund, similar to the American 401(k)
type of plan was started in December 2001. Administered by Bradesco Previdência e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group. Contributions amounted to $1m
(2011: $2m).
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
28      Provision for pension and post-retirement beneﬁts (continued)
Deﬁned contribution funds (continued)
Americas (continued)
AngloGold Ashanti Limited’s mine in Argentina (Cerro Vanguardia) does not have a retirement scheme for employees. Argentine nationals contribute to the obligatory Régimen Previsional Público fund which is administered by the state through the National
Administrators of the Social Security (ANSES). Employees in Argentina contribute 11% of their salaries towards the Régimen
Previsional Público fund and the company makes a contribution of 17% of an employee’s salary to the same fund.
AngloGold Ashanti Limited’s operations in Colombia offer an optional deﬁned contribution plan to their employees. The employees can contribute up to 10% of their salary and the company contributes 50% of this amount. On termination of employment the participant may apply to withdraw from the fund.
Figures in million (US dollars)
2012
2011
29
Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets
1,530
1,540
Inventories
63
18
Derivatives
2
8
Other
15
4
1,610
1,570
Assets
Provisions
511
406
Derivatives
1
1
Tax losses
109
82
Other
17
2
638
491
Net deferred taxation liability
972
1,079
Included in the statement of ﬁnancial position as follows:
Deferred tax assets
96
79
Deferred tax liabilities
1,068
1,158
Net deferred taxation liability
972
1,079
The movement on the deferred tax balance is as follows:
Balance at beginning of year
1,079
880
Income statement movement
(91)
316
Taxation on items included in other comprehensive income
(2)
(6)
Acquisition of subsidiary (note 33)
8
–
Disposal of subsidiary (note 33)
(2)
–
Translation
(20)
(111)
Balance at end of year
972
1,079
Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $462m (2011: $554m).
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
30
Trade, other payables and deferred income
Non-current
Accruals
9
9
Deferred income
1
3
Other payables
–
2
10
14
Current
Trade payables
590
473
Accruals
325
257
Deferred income
3
6
Other payables
61
15
979
751
Total trade, other payables and deferred income
989
765
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
31
Taxation
Balance at beginning of year
120
107
Refunds during the year
54
98
Payments during the year
(507)
(477)
Provision during the year
413
407
Disposal of subsidiary (note 33)
(4)
–
Translation
(11)
(15)
Balance at end of year
65
120
Included in the statement of ﬁnancial position as follows:
Taxation asset included in trade and other receivables
52
35
Taxation liability
117
155
65
120
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
32
Cash generated from operations
Proﬁt before taxation
1,171
2,321
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts (note 36)
35
1
Amortisation of tangible assets (notes 4, 9 and 15)
793
768
Finance costs and unwinding of obligations (note 7)
231
196
Environmental, rehabilitation and other expenditure
(17)
171
Special items
402
(93)
Amortisation of intangible assets (notes 4 and 16)
5
2
Deferred stripping
(24)
19
Fair value adjustment on option component of convertible bonds
(83)
(84)
Fair value adjustment on mandatory convertible bonds
(162)
(104)
Interest received (note 3)
(43)
(52)
Share of equity-accounted investments’ loss (proﬁt) (note 8)
28
(73)
Other non-cash movements
65
21
Movements in working capital
(218)
(170)
2,183
2,923
Movements in working capital:
Increase in inventories
(324)
(236)
Increase in trade and other receivables
(110)
–
Increase in trade and other payables
216
66
(218)
(170)
Figures in million (US dollars)
2012
33
Business combinations
Acquisition of First Uranium (Pty) Limited
On 20 July 2012, AngloGold Ashanti Limited acquired the entire share capital of First Uranium (Pty)
Limited, a wholly owned subsidiary of Toronto-based First Uranium Corporation and the owner of Mine
Waste Solutions, a recently commissioned tailings retreatment operation located in South Africa’s Vaal
River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities, for an aggregate cash consideration of $335m. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for using the acquisition method.
The fair value of the identiﬁable assets and liabilities of First Uranium (Pty) Limited as at the date of acquisition was:
Assets
Tangible assets (note 15)
616
Other investments (note 18)
3
Deferred tax (note 29)
52
Inventories
134
Trade and other receivables
2
Cash restricted for use
3
Cash and cash equivalents
5
815
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
33
Business combinations (continued)
Liabilities
Environmental rehabilitation and other provisions (note 27)
386
Loans from group companies
204
Deferred tax (note 29)
60
Trade and other payables
48
698
Total identiﬁable net assets at fair value
117
Purchase consideration
131
Goodwill recognised on acquisition (note 16)
14
Analysis of cash ﬂows on acquisition:
Net cash acquired with the subsidiary
5
Cash paid – share capital acquired
(131)
Cash paid – loan acquired
(204)
(330)
Since acquisition, First Uranium (Pty) Limited has contributed $41m of revenue and a proﬁt of less than $1m to the net proﬁt before tax of the group. If the combination had taken place at the beginning of the year, applying the group accounting policies, the group’s proﬁt for the year would have been $854m and revenue would have been $6,697m.
The transaction costs of $3m have been expensed and are included in administrative expenses in the income statement and are part of operating activities in the statement of cash ﬂows.
The goodwill of $14m arising from the acquisition consists largely of the expected synergies arising from the immediate proximity of AngloGold Ashanti Limited’s own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold
Ashanti Limited’s Vaal River tailings without having to build additional processing facilities. The processing of AngloGold Ashanti
Limited’s tailings will reduce the environmental liability associated with those tailings. In addition, the company is able to utilise its recently developed processes and recovery technology for tailings which will increase the ore recovery rates from both
AngloGold Ashanti Limited and First Uranium (Pty) Limited tailings alike.
None of the goodwill recognised is expected to be deductible for income tax purposes. There have been no signiﬁcant movements in goodwill or provisions except for the fair value movements related to the commodity contract since the date of acquisition.
Financial assets acquired includes trade and other receivables with a fair value of $2m. All trade and other receivables are expected to be collectible.
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
33
Business combinations (continued)
Part disposal of Rand Reﬁnery Limited
In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Reﬁnery Limited
(Rand Reﬁnery) for a total cash consideration of $6m. At year-end AngloGold Ashanti Limited held a remaining interest of 48.03% and this interest was accounted for as an associate.
The carrying value of the identiﬁable assets and liabilities of Rand Reﬁnery as at the date of disposal was:
Assets
Tangible assets (note 15)
53
Other non-current assets (note 28)
2
Non-current assets held for sale
1
Inventories
22
Trade and other receivables
13
Cash and cash equivalents
31
122
Liabilities
Deferred tax (note 29)
2
Trade and other payables
22
Taxation (note 31)
4
28
Total identiﬁable net assets
94
Consideration received
6
Fair value of residual value of investment (note 17)
57
Non-controlling interest
45
Less: net assets disposed
(94)
Total gain on disposal
14
Total gain on disposal
14
Realised gain
5
Unrealised gain
9
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
34
Related parties
Material related party transactions were as follows (not attributable):
Sales and services rendered to related parties
Joint ventures
18
18
Purchases and services acquired from related parties
Associates
4
6
Outstanding balances arising from the sale of goods and services due by related parties
Joint ventures
2
3
Amounts owed to/due by related parties above are unsecured and non-interest bearing.
Loans advanced to associates
Oro Group (Pty) Limited
2
1
The loan bears a market related interest rate determined by the Oro Group (Pty)
Limited’s board of directors and is repayable at its discretion.
Trans-Siberian Gold plc
–
3
The loan was unsecured, carried interest at 8% per annum and was converted into ordinary shares during 2012.
Loans advanced to joint ventures
Société d’Exploitation des Mines d’Or de Sadiola S.A.
36
–
The loan is repayable on demand and bears interest at LIBOR plus 2% per annum.
Société d’Exploitation des Mines d’Or de Yatela S.A.
–
–
A loan of $12m (2011: nil) is repayable on demand and bears interest at LIBOR plus
2% per annum. The loan was fully impaired during 2012.
AuruMar (Pty) Limited
2
5
The loan is interest free and has no ﬁxed terms of repayment.
Thani Ashanti Alliance Limited
–
20
The loan bears interest at JIBAR plus 0.95% per annum. The loan was fully impaired during 2012.
Loans advanced to associates and joint ventures are included in the carrying value of investments in equity-accounted associates and joint ventures (note 17).
Details of guarantees to related parties are included in note 35.
Directors and other key management personnel
Details relating to directors’ and prescribed ofﬁcers’ emoluments and shareholdings in the company are disclosed in the Remuneration and Directors’ reports.
Compensation to directors and other key management personnel includes the following:
– short-term employee beneﬁts
17
20
– post-employment beneﬁts
2
1
– share-based payments
9
3
28
24
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
35
Contractual commitments and contingencies
Operating leases
At 31 December 2012, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry:
– within one year
22
23
– between one and two years
3
1
– between two and ﬁve years
4
1
– after ﬁve years
3
–
32
25
Finance leases
The group has ﬁnance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under ﬁnance lease contracts together with the present value of the net minimum lease payments are as follows:
Minimum
payments
Present
value of
payments
Minimum
payments
Present
value of
payments
Figures in million (US dollars)
2012
2011
Within one year
20
15
20
14
After one year but not more than ﬁve years
44
32
50
35
More than ﬁve years
32
26
35
27
Total minimum lease payments
96
73
105
76
Amounts representing ﬁnance charges
(23)
–
(29)
–
Present value of minimum lease payments
73
73
76
76
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
35
Contractual commitments and contingencies (continued)
Figures in million (US dollars)
2012
2011
Capital commitments
Acquisition of tangible assets
Contracted for 1,075 202
Not contracted for 2,242 1,128
Authorised by the directors 3,317 1,330
Allocated to:
Project capital
– within one year 1,092 832
– thereafter 1,708 46
2,800 878
Stay-in-business capital
– within one year 517 421
– thereafter – 31
517 452
Share of underlying capital commitments of joint ventures included above 749 14
Purchase obligations
Contracted for
– within one year 643 334
– thereafter 102 129
745 463
Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other ﬁnance arrangements contain ﬁnancial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing ﬁnancing facilities will be available to meet the commitments detailed above. To the extent that any of the ﬁnancing facilities mature in the near future, the group believes that sufﬁcient measures are in place to ensure that these facilities can be reﬁnanced.
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
35     Contractual commitments and contingencies (continued)
Contingencies
Guarantees
and
contingencies
Liabilities
included in
the statement
of ﬁnancial
position
Guarantees
and
contingencies
Liabilities
included in
the statement
of ﬁnancial
position
Figures in million (US dollars)
2012
2011
Contingent liabilities
Groundwater pollution
(1)
–
–
–
–
Deep groundwater pollution – South Africa
(2)
–
–
–
–
Indirect taxes – Ghana
(3)
23
–
12
–
Occupational Diseases in Mines and Works
Act (ODMWA) litigation
(4)
–
–
–
–
Other tax disputes – AngloGold Ashanti Brasil
Mineração Ltda
(5)
38
–
29
–
Sales tax on gold deliveries – Mineração Serra
Grande S.A.
(6)
156
–
88
–
Other tax disputes – Mineração Serra Grande
S.A.
(7)
19
–
9
–
Tax dispute – AngloGold Ashanti Colombia
S.A.
(8)
161
–
–
–
Contingent assets
Indemnity – Kinross Gold Corporation
(9)
(90)
–
Royalty – Boddington Gold Mine
(10)
–
–
Royalty – Tau Lekoa Gold Mine
(11)
–
–
Guarantees
Financial guarantees
Oro Group (Pty) Limited
(12)
12
–
12
–
Hedging guarantees
AngloGold South America
(13)
–
–
–
–
AngloGold USA Trading Company
(13)
–
–
–
–
Cerro Vanguardia S.A.
(13)
–
–
–
–
319
–
150
–
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
35     Contractual commitments and contingencies (continued)
Contingent liabilities
(1)
Groundwater pollution – AngloGold Ashanti Limited has identiﬁed groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientiﬁc, technical and legal studies have been undertaken to assist in determining the extent of the contamination and to ﬁnd sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural
Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, ﬁeld trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
Deep groundwater pollution – The company has identiﬁed a ﬂooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold ﬁelds. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)
Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $23m (2011: $12m).
Management is of the opinion that the indirect taxes were not properly assessed and the company has lodged an objection.
(4)
Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti,
the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases
Act, 1993 does not cover an “employee” who qualiﬁes for compensation in respect of “compensable diseases” under the
Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi
Bennet Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in speciﬁed South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certiﬁed, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspeciﬁed. On 4 September 2012, AngloGold
Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its afﬁdavits in respect to the allegations and the request for certiﬁcation of a class.
In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines
(Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain speciﬁed gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti has ﬁled a notice of intention to oppose the application.
In October 2012, a further 31 individual summonses and particulars of claim have been received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately $9m. On 22 October 2012,
AngloGold Ashanti ﬁled a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be ﬁled against
AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently ﬁled claims on their merits.
Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deﬁciencies in the national occupational disease compensation framework that were identiﬁed in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its ﬁnancial position, which could be material. The company is unable to estimate its share of the amounts claimed.
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
35      Contractual commitments and contingencies (continued)
Contingent liabilities (continued)
(5)
Other tax disputes – In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $21m
(2011: $21m) relating to the calculation and payment by AABM of the ﬁnancial contribution on mining exploitation (CFEM)
in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17m (2011: $8m). Management is of the opinion that these taxes are not payable.
(6)
Sales taxes on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The ﬁrst and second assessments are approximately
$96m (2011: attributable share $54m) and $60m (2011: attributable share $34m) respectively. In November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the ﬁrst period.
In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In
November 2011 (ﬁrst case), and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and veriﬁcation. Both cases have been remitted to the COMEX and are under review. The company believes both assessments are in violation of federal legislation on sales taxes. A date has not been set for a hearing before the COMEX.
(7)
Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $19m (2011: attributable share $9m).
(8)
Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Ofﬁce (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2011 and 2010 income tax returns. The company believes that the tax legislation has been correctly applied. The company is considering defending AGAC’s position. An estimated additional tax of $26m will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $135m, based on Colombian tax law.
Contingent assets
(9)
Indemnity – As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012,
Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($90m at 31 December
2012 exchange rates) against the speciﬁc exposures discussed in items 6 and 7 above.
(10)
Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of
Boddington Gold Mine’s total cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $60m has been received to date. Royalties of $18m (2011: $38m) were recorded during the year.
(11)
Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inﬂation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inﬂation adjustment), the ounces produced in that quarter do not count towards the total
1.5Moz upon which the royalty is payable. The royalty will be determined at 3% of the net revenue (being gross revenue less
State royalties) generated by the Tau Lekoa assets. Royalties on 304,643oz produced have been received to date. Royalties of $5m (2011: $5m) were received during the year.
Guarantees
(12)
Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its afﬁliate Oro Group
(Pty) Limited and one of its subsidiaries to a maximum value of $12m (2011: $12m). The suretyship agreements have a termination notice period of 90 days.
(13)
The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. As at 31 December 2012 and 2011, the group had no open gold hedge contracts.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
36     Financial risk management activities
In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes.
The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the group
Risk management activities within the group are the ultimate responsibility of the board of directors. The chief executive ofﬁcer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Risk and
Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate
Governance Committee oversees ﬁnancial risks which include a review of treasury activities and the group’s counterparties.
The ﬁnancial risk management objectives of the group are deﬁned as follows:
•
safeguarding the group’s core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efﬁcient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•
ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from ﬂuctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit’s functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that ﬂuctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.
Cash ﬂow hedges
The group’s cash ﬂow hedges consist of a foreign exchange forward contract that is used to protect against exposures to variability in future foreign exchange and capital expenditure cash ﬂows. The amounts and timing of future cash ﬂows are projected for each portfolio of ﬁnancial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash ﬂows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash ﬂow hedges of forecast transactions.
Gains and losses are initially recognised directly in other comprehensive income and reclassiﬁed to earnings as an adjustment to depreciation expense pertaining to capital expenditure, when the forecast transactions affect the income statement.
The group does not have any cash ﬂow hedge contracts relating to product sales as at 31 December 2012. Cash ﬂow hedge losses pertaining to capital expenditure of $3m as at 31 December 2012 (2011: $3m) are expected to be reclassiﬁed from accumulated other comprehensive income and recognised as an adjustment to depreciation expense until 2019.
The gains and losses on ineffective portions of such derivatives are recognised in the income statement. During the years
31 December 2012 and 2011, no gains or losses were recognised on non-hedge derivatives and other commodity contracts in the income statement due to hedge ineffectiveness.
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
Figures in million (US dollars)
2012
2011
36
Financial risk management activities (continued)
Non-hedge derivatives
Loss on non-hedge derivatives and other commodity contracts is summarised as follows:
Loss on unrealised non-hedge derivatives and other commodity contracts
(35)
(1)
Loss on non-hedge derivatives and other commodity contracts per the income statement (note 32)
(35)
(1)
The loss on non-hedge derivatives and other commodity contracts was $35m (2011: $1m). This is mainly as a result of normal revaluation of commodity contracts resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities.
Net open hedge position as at 31 December 2012
The group had no outstanding commitments against future production potentially settled in cash.
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and ﬁnancing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source ﬁnancing at competitive rates. The counterparties are ﬁnancial and banking institutions and their credit ratings are regularly monitored.
The group has sufﬁcient undrawn borrowing facilities available to fund working capital requirements (notes 26 and 37).
The following are the contractual maturities of ﬁnancial liabilities, including interest payments
Financial liabilities
Within one year
Between one
and two years
Between two
and ﬁve years
After
ﬁve years
2012
million
Effective
rate %
million
Effective
rate %
million
Effective
rate %
million
Effective
rate %
Total
million
Derivatives
–
–
–
1
1
Financial guarantees
(1)
12
–
–
–
12
Trade and other payables
949
–
–
–
949
Borrowings
1,008
876
585
2,477
4,946
– In USD
793
5.1
848
4.9
293
5.5
2,450
5.5
4,384
– AUD in USD equivalent
13
5.1
13
5.1
273
5.1
–
299
– ZAR in USD equivalent
189
6.3
4
9.8
15
9.8
27
9.8
235
– BRL in USD equivalent
3
8.0
1
7.5
–
–
4
– NAD in USD equivalent
10
8.4
10
8.4
4
8.4
–
24
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
36
Financial risk management activities (continued)
The following are the contractual maturities of ﬁnancial liabilities, including interest payments
Financial liabilities (continued)
Within one year
Between one
and two years
Between two
and ﬁve years
After
ﬁve years
2011
million
Effective
rate %
million
Effective
rate %
million
Effective
rate %
million
Effective
rate %
Total
million
Derivatives
–
–
–
1
1
Financial guarantees
(1)
12
–
–
–
12
Trade and other payables
753
–
–
–
753
Borrowings
152
928
949
1,625
3,654
– In USD
136
5.2
911
5.1
921
5.5
1,590
5.7
3,558
– ZAR in USD equivalent
4
9.8
4
9.8
14
9.8
35
9.8
57
– BRL in USD equivalent
2
5.4
2
5.3
2
4.6
–
6
– NAD in USD equivalent
10
8.4
11
8.4
12
8.4
–
33
(1)
Not included in the statement of ﬁnancial position.
Credit risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are ﬁnancial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Corporate Governance Committee. Where
possible, management ensures that netting agreements are in place. No set-off is applied to the statement of ﬁnancial position due to the different maturity proﬁles of assets and liabilities.
The combined maximum credit risk exposure of the group is as follows:
Figures in million (US dollars)
2012
2011
Other investments
96
95
Other non-current assets
7
6
Trade and other receivables
183
126
Cash restricted for use (note 22)
64
58
Cash and cash equivalents (note 23)
892
1,112
Total ﬁnancial assets
1,242
1,397
Financial guarantees
12
12
Total
1,254
1,409
In addition, the group has guaranteed the hedging commitments of several subsidiary companies as disclosed in note 35.
Trade and other receivables that are past due but not impaired totalled $84m (2011: $30m). Other receivables that are impaired totalled $1m (2011: $14m) and other investments that are impaired totalled $16m (2011: $21m). No other ﬁnancial assets are past due but not impaired.
Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days. No impairment was recognised as the principal receivables continue to be in a sound ﬁnancial position.
The group does not generally obtain collateral or other security to support ﬁnancial instruments subject to credit risk, but monitors the credit standing of counterparties.
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
36     Financial risk management activities (continued)
Fair value of ﬁnancial instruments
The estimated fair values of ﬁnancial instruments are determined at discrete points in time based on relevant market information.
The estimated fair value of the group’s ﬁnancial instruments as at 31 December are as follows:
Type of instrument
Carrying
amount
Fair
value
Carrying
amount
Fair
value
Figures in million (US dollars)
2012
2011
Financial assets
Other investments (note 18)
167
171
186
180
Other non-current assets
7
7
6
6
Trade and other receivables
183
183
126
126
Cash restricted for use (note 22)
64
64
58
58
Cash and cash equivalents (note 23)
892
892
1,112
1,112
Financial liabilities
Borrowings (note 26)
3,583
3,730
2,488
2,647
Trade and other payables
949
949
753
752
Derivatives
10
10
93
93
The amounts in the table above do not necessarily agree with the totals in the notes as only ﬁnancial assets and ﬁnancial liabilities are shown.
The following methods and assumptions were used to estimate the fair value of each class of ﬁnancial instrument:
Cash restricted for use and cash and cash equivalents
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Trade and other receivables and trade and other payables
The fair value of the non-current portion of trade and other receivables and trade and other payables has been calculated using market interest rates.
Investments and other non-current assets
Listed equity investments classiﬁed as available-for-sale are carried at fair value while ﬁxed income investments and other non-
current assets are carried at amortised cost. The fair value of ﬁxed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investments are carried at cost or fair value. Unlisted investments for which fair value can be reliably measured are carried at fair value while other unlisted investments for which there is no active market and fair value cannot be reliably measured are carried at cost.
Borrowings
The mandatory convertible bonds are carried at fair value. The convertible and rated bonds are carried at amortised cost and their fair values are their closing market value at the reporting date. The interest rate on the remaining borrowings is reset on a short-term ﬂoating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Mandatory convertible bonds carried at fair value
In September 2010, the group issued mandatory convertible bonds at a coupon rate of 6% due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October
2010. These bonds are convertible into a variable number of shares ranging from 18,140,000 at a share price equal to or less than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
36     Financial risk management activities (continued)
Fair value of ﬁnancial instruments (continued)
Mandatory convertible bonds carried at fair value (continued)
The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The shareholders have authorised that the convertible bonds will be settled in equity and do not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the group has chosen to recognise the instrument, in its entirety, at fair value. Depending on the ﬁnal calculated share price on the date of conversion, the liability recognised may differ from the principal amount.
Other convertible bonds that have been issued by the group will only be settled in equity if future events, outside the group’s control, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognised at amortised cost.
In determining the fair value liability of the mandatory convertible bonds, the group has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is
AUPRA. The accounting policy of the group is to recognise interest expense separately from the fair value adjustments in the income statement. Interest is recognised on the yield to maturity basis determined at the date of issue, which was 4.55%.
The contractual principal amount of the mandatory convertible bonds is $789m provided the calculated share price of the group is within the range of $43.50 to $54.375. If the calculated share price is below $43.50 the group will recognise a gain on the principal amount; if it is above $54.375, the group will recognise a loss. As at 31 December 2012, the actual share price was
$31.37 (2011: $42.45).
The total fair value of the mandatory convertible bonds on 15 September 2010 (date of issue) amounted to $819m. A bond issue discount of $30m was recognised in special items in the income statement. The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a ﬁnance company wholly owned by AngloGold Ashanti Limited. AngloGold
Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold
Ashanti Holdings Finance plc. There are no signiﬁcant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.
Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk as at
31 December 2012 and includes all derivatives carried in the statement of ﬁnancial position.
Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of
ﬁnancial position.
The following inputs were used in the valuation of the conversion features of convertible bonds as at 31 December:
2012
2011
Market quoted bond price (percent)
103.9
111.5
Fair value of bonds excluding conversion feature (percent)
102.6
98.9
Fair value of conversion feature (percent)
1.3
12.6
Total issued bond value ($ million)
732.5
732.5
The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond ﬂoor price).
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
36 Financial risk management activities (continued)
Fair value of ﬁnancial instruments (continued)
Derivatives (continued)
Derivative assets (liabilities) comprise the following:
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Figures in million (US dollars)
2012
Embedded derivatives
–
(1)
Option component of convertible bonds
–
(9)
Total derivatives
–
(10)
Figures in million (US dollars)
2011
Embedded derivatives
–
(1)
Option component of convertible bonds
–
(92)
Total derivatives
–
(93)
The group uses the following hierarchy for determining and disclosing the fair value of ﬁnancial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices)
or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table sets out the group’s ﬁnancial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December:
Type of instrument
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Figures in million (US dollars)
2012
2011
Assets measured at fair value
Available-for-sale ﬁnancial assets
Equity securities
69
2
–
71
82
–
–
82
Liabilities measured at fair value
Financial liabilities at fair value through
proﬁt or loss
Option component of convertible bonds
–
9
–
9
–
92
–
92
Embedded derivatives
–
1
–
1
–
1
–
1
Mandatory convertible bonds
588
–
–
588
760
–
–
760
{

FINANCIAL STATEMENTS

GROUP  FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
36      Financial risk management activities (continued)
Sensitivity analysis
Derivatives
The group monitors the sensitivity of the convertible bonds to changes in the AngloGold Ashanti Limited’s share price which is disclosed in the table below.
Change in
underlying factor
Change in fair value
Change in fair value
Figures in million (US dollars)
2012
2011
Convertible bonds
AngloGold Ashanti Limited share price (US$)
Spot(+$5)
(14)
(23)
(2)
AngloGold Ashanti Limited share price (US$)
Spot(-$5)
7
21
(2)
(2)
Change in share price (+) of spot (+$3) and a change in share price (-) of spot (-$3).
Mandatory convertible bonds
The mandatory convertible bonds valuation is primarily linked to the AngloGold Ashanti Limited share price traded on the NYSE and ﬂuctuates with reference to the NYSE share price and market interest rates. A change of +$5 and -$5 in the AngloGold
Ashanti Limited share price will generally impact the fair value of the mandatory convertible bond liability in a stable interest environment by +$72m and -$83m respectively.
Interest rate risk on other ﬁnancial assets and liabilities (excluding derivatives)
The group also monitors interest rate risk on other ﬁnancial assets and liabilities.
The following table shows the approximate interest rate sensitivities of other ﬁnancial assets and liabilities at 31 December
2012 (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.
Change
in interest
rate %
Change
in interest
amount
in currency
million
Change
in interest
amount
US dollars
million
Change
in interest
rate %
Change
in interest
amount
in currency
million
Change
in interest
amount
US dollars
million
2012
2011
Financial assets
USD denominated
1.00
6
6
1.00
5
5
ZAR denominated
(3)
1.50
3
–
1.50
2
–
BRL denominated
2.50
1
–
2.50
1
1
NAD denominated
1.50
–
–
1.50
2
–
Financial liabilities
AUD denominated
1.00
3
3
1.00
–
–
(3)
This is the only interest rate risk for the company.
2012 ANNUAL FINANCIAL STATEMENTS

}

GROUP FINANCIAL STATEMENTS
36      Financial risk management activities (continued)
Sensitivity analysis (continued)
Foreign exchange risk
Foreign exchange risk arises on ﬁnancial instruments that are denominated in a foreign currency.
The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2012 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
Change in
exchange rate
Change in
borrowings total
Change in
exchange rate
Change in
borrowings total
2012
2011
Borrowings
USD denominated (R/$)
Spot (+R1)
–
Spot (+R1)
–
ZAR denominated (R/$)
Spot (+R1)
(22)
Spot (+R1)
(4)
BRL denominated (BRL/$)
Spot (+BRL0.25)
–
Spot (+BRL0.25)
(1)
NAD denominated (N/$)
Spot (+NAD1)
(2)
Spot (+NAD1)
(3)
AUD denominated (AUD/$)
Spot (+AUD0.05)
(13)
Spot (+AUD0.05)
–
USD denominated (R/$)
Spot (-R1)
–
Spot (-R1)
–
ZAR denominated (R/$)
Spot (-R1)
28
Spot (-R1)
5
BRL denominated (BRL/$)
Spot (-BRL0.25)
1
Spot (-BRL0.25)
1
NAD denominated (N/$)
Spot (-NAD1)
3
Spot (-NAD1)
4
AUD denominated (AUD/$)
Spot (-AUD0.05)
14
Spot (-AUD0.05)
–
The borrowings total in the denominated currency will not be inﬂuenced by a movement in its exchange rate.
37     Capital management
The primary objective of managing the group’s capital is to ensure that there is sufﬁcient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders’
returns and ensures that the group remains in a sound ﬁnancial position.
The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
During the year the group had no major issuance of equity and utilised borrowings as its primary source of funding.
During December 2011, the group entered into a four-year unsecured syndicated revolving credit facility of A$600m with a group of banks which is currently charged at 200 basis points above BBSY. The interest margin will reduce should the group’s credit rating improve from its current BBB-/Baa3 status and increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group’s mining operations within Australia without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in December 2015.
During July 2012, the group completed the following key ﬁnancing transactions:
•
a $1bn ﬁve-year revolving credit facility with a syndicate of lenders which replaced its existing $1bn syndicated facility maturing in April 2014. Amounts may be repaid and reborrowed under the facility during its ﬁve-year term and the facility bears interest at LIBOR plus 1.5%; and
•
an offering of $750m aggregate principal amount, unsecured notes due 2022 at 5.125%. The notes were issued at an issue price of 99.398%. The notes are fully and unconditionally guaranteed by the group.
{

FINANCIAL STATEMENTS

GROUP FINANCIAL STATEMENTS
GROUP – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
37     Capital management (continued)
During October 2012, the JSE granted AngloGold Ashanti Limited the listing of its Senior Unsecured Fixed Rate Notes of
R300m, due 14 January 2013, and Senior Unsecured Floating Rate Notes of R700m, due 11 October 2013, under its R10bn
Domestic Medium Term Note Programme dated 29 June 2012.
Gearing ratio (Net debt to EBITDA)
Figures in million (US dollars)
2012
2011
Borrowings (note 26)
3,583
2,488
Mandatory convertible bonds (note 26)
(1)
(588)
(760)
Corporate ofﬁce ﬁnance lease (note 26)
(31)
(33)
Unamortised portion of the convertible and rated bonds
53
85
Cash restricted for use (note 22)
(64)
(58)
Cash and cash equivalents (note 23)
(892)
(1,112)
Net debt
2,061
610
EBITDA
(2)
2,397
3,014
Gearing ratio (Net debt to EBITDA)
0.86:1
0.20:1
(1)
For the purposes of this note, the mandatory convertible bonds are treated as equity and excluded from borrowings in line with the banking agreement.
(2)
Refer to Non-GAAP disclosure on page 193.
38      Recent developments
Syndicated bridge loan facility agreement
During February 2013, AngloGold Ashanti Limited entered into a syndicated bridge loan facility agreement pursuant to which a syndicate of banks agreed to make available $750m to AngloGold Ashanti Holdings plc. In the event AngloGold Ashanti Limited chooses to draw on the loan, the proceeds are to be applied towards the repayment of the $733m, 3.5% convertible bonds due in May 2014.
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
COMPANY – INCOME STATEMENT
For the year ended 31 December
The company annual ﬁnancial statements represent the South African operations and corporate ofﬁce.
These company annual ﬁnancial statements are a statutory requirement and are accordingly presented in South African rands only.
The functional currency of the company is South African rands.
Figures in million (SA rands)
Notes
2012
2011
Revenue
1
28,507
27,617
Gold income
1
16,070
18,610
Cost of sales
2
(10,807)
(10,708)
Gross proﬁt
5,263
7,902
Corporate administration, marketing and other expenses
(1,218)
(1,324)
Exploration and evaluation costs
(211)
(143)
Other operating expenses
3
(244)
(39)
Special items
4
(793)
(268)
Operating proﬁt
2,797
6,128
Dividends received
1
11,440
8,032
Impairments of investments in subsidiaries
13
(8,797)
(3,770)
Impairments of investments in associates
12
(4)
(17)
Loss on disposal of loan to joint venture
12
(17)
–
Interest received
1
113
142
Net inter-company management fee and interest
42
25
Exchange gain (loss)
154
(115)
Finance costs and unwinding of obligations
5
(128)
(120)
Proﬁt before taxation
6
5,600
10,305
Taxation
8
157
(2,603)
Proﬁt for the year
5,757
7,702
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
2012
2011
Proﬁt for the year
5,757
7,702
Net loss on available-for-sale ﬁnancial assets
(52)
(143)
Release on impairment of available-for-sale ﬁnancial assets
40
156
(12)
13
Actuarial loss recognised
(170)
(316)
Deferred taxation rate change thereon
(69)
–
Deferred taxation thereon
43
116
(196)
(200)
Other comprehensive loss for the year, net of tax
(208)
(187)
Total comprehensive income for the year, net of tax
5,549
7,515
COMPANY – STATEMENT OF COMPREHENSIVE
INCOME
For the year ended 31 December
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
COMPANY – STATEMENT OF FINANCIAL
POSITION
As at 31 December
Figures in million (SA rands)
Notes
2012
2011
ASSETS
Non-current assets
Tangible assets
10
17,049
15,493
Intangible assets
11
444
75
Investments in associates and joint venture
12
166
62
Investments in subsidiaries
13
51,144
46,893
Other investments
14
54
106
Investment in Environmental Rehabilitation Trust Fund
16
294
294
Trade and other receivables
18
184
244
69,335
63,167
Current assets
Inventories
15
969
637
Trade and other receivables
18
320
485
Intra-group balances
17
2,690
346
Cash restricted for use
10
9
Cash and cash equivalents
19
831
3,117
4,820
4,594
Non-current assets held for sale
20
13
13
4,833
4,607
Total assets
74,168
67,774
EQUITY AND LIABILITIES
Share capital and premium
21
47,009
46,690
Retained earnings and other reserves
10,828
7,162
Total equity
57,837
53,852
Non-current liabilities
Borrowings
22
259
265
Environmental rehabilitation provisions
23
1,105
1,237
Provision for pension and post-retirement beneﬁts
24
1,757
1,451
Deferred taxation
25
3,858
4,388
6,979
7,341
Current liabilities
Borrowings
22
1,519
3
Trade and other payables
26
5,830
4,456
Intra-group balances
17
1,795
1,672
Taxation
27
208
450
9,352
6,581
Total liabilities
16,331
13,922
Total equity and liabilities
74,168
67,774
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – STATEMENT OF CASH FLOWS
For the year ended 31 December
Figures in million (SA rands)
Notes
2012
2011
Cash ﬂows from operating activities
Receipts from customers
16,951
19,380
Payments to suppliers and employees
(11,474)
(10,072)
Cash generated from operations
28
5,477
9,308
Dividends received from subsidiaries
388
493
Taxation refund
27
–
502
Taxation paid
27
(663)
(823)
Net cash inﬂow from operating activities
5,202
9,480
Cash ﬂows from investing activities
Capital expenditure
– project capital
(1,401)
(822)
– stay-in-business capital
(3,070)
(3,066)
Expenditure on intangible assets
(369)
(75)
Proceeds from disposal of tangible assets
–
43
Other investments acquired
–
(205)
Investments in associates and joint venture
(20)
(7)
Loan advanced to joint venture
(5)
–
Loan repaid by joint venture
5
–
Dividends received
59
–
Additional investment in subsidiaries
(5,518)
(1,528)
Proceeds from disposal of subsidiary
3,614
62
Intra-group loans advanced
(268)
–
Repayment of intra-group loans advanced
–
379
Interest received
94
138
Loans advanced
–
(150)
Repayment of loans advanced
–
27
Net cash outﬂow from investing activities
(6,879)
(5,204)
Cash ﬂows from ﬁnancing activities
Proceeds from issue of share capital
17
70
Share issue expenses
–
(4)
Proceeds from borrowings
1,500
–
Repayment of borrowings
(3)
(700)
Finance costs paid
(28)
(39)
Dividends paid
9
(1,727)
(996)
Preference dividends paid
9
(368)
(490)
Net cash outflow from financing activities
(609)
(2,159)
Net (decrease) increase in cash and cash equivalents
(2,286)
2,117
Cash and cash equivalents at beginning of year
3,117
1,000
Cash and cash equivalents at end of year
19
831
3,117
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
COMPANY – STATEMENT OF CHANGES
IN EQUITY
Figures in million (SA rands)
Share
capital
and
premium
Other
capital
reserves
(1)
Retained
earnings
Available-
for-sale
reserve
(2)
Actuarial
(losses)
gains
Total
equity
Balance at 31 December 2010
46,345
720
650
(1)
(369)
47,345
Profit for the year
7,702
7,702
Other comprehensive income (loss)
13
(200)
(187)
Total comprehensive income (loss)
–
–
7,702
13
(200)
7,515
Shares issued
349
349
Share issue expenses
(4)
(4)
Share-based payments for share
awards net of exercised
148
148
Deferred taxation thereon (note 25)
(15)
(15)
Dividends paid (note 9)
(996)
(996)
Preference dividends paid (note 9)
(490)
(490)
Balance at 31 December 2011
46,690
853
6,866
12
(569)
53,852
Profit for the year
5,757
5,757
Other comprehensive loss
(12)
(196)
(208)
Total comprehensive income (loss)
–
–
5,757
(12)
(196)
5,549
Shares issued
319
319
Share-based payments for share
awards net of exercised
234
234
Deferred taxation thereon (note 25)
(22)
(22)
Dividends paid (note 9)
(1,727)
(1,727)
Preference dividends paid (note 9)
(368)
(368)
Balance at 31 December 2012
47,009
1,065
10,528
–
(765)
57,837
(1)
Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold
Ashanti Limited of R141m (2011: R141m) and equity items for share-based payments of R924m (2011: R712m).
(2)
Available-for-sale reserve represents fair value gains or losses on available-for-sale assets.
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
For the year ended 31 December
Figures in million (SA rands)
2012
2011
1
Revenue
Revenue consists of the following principal categories:
Gold income
16,070
18,610
By-products (note 2)
783
760
Dividends received (note 28)
11,440
8,032
– dividends received from subsidiaries – in specie (notes 13)
10,843
7,539
– other dividends received
597
493
Management fees received
56
39
Royalties received (note 4)
45
34
Interest received (note 28)
113
142
– loans and receivables
19
3
– cash and cash equivalents
94
139
28,507
27,617
2
Cost of sales
Cash operating costs
(1)
8,928
8,356
By-products revenue (note 1)
(783)
(760)
8,145
7,596
Royalties
196
529
Other cash costs
58
32
Total cash costs
8,399
8,157
Retrenchment costs (note 7)
49
65
Rehabilitation and other non-cash costs
(85)
22
Production costs
8,363
8,244
Amortisation of tangible assets (notes 6, 10 and 28)
2,442
2,467
Total production costs
10,805
10,711
Inventory change
2
(3)
10,807
10,708
(1)
Cash operating costs comprise:
– salaries and wages
4,891
4,390
– stores and other consumables
1,794
1,708
– fuel, power and water
1,729
1,474
– contractors
113
94
– services and other charges
401
690
8,928
8,356
3
Other operating expenses
Pension and medical deﬁned beneﬁt provisions
244
39
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
2012
2011
4
Special items
Impairment and derecognition of tangible assets (note 10)
392
88
Impairments of other investments (note 14)
40
156
Impairment of other receivables (note 18)
319
15
Impairment of non-current assets held for sale (note 20)
–
2
Net loss on disposal and derecognition of land, mineral rights and tangible assets
(note 10)
101
89
Proﬁt on disposal of subsidiary ISS International Limited
–
(92)
Profit on partial disposal of Rand Refinery Limited
(39)
–
Black economic empowerment transaction modiﬁcation costs for Izingwe (Pty)
Limited (Izingwe)
(1)
–
44
Royalties received (note 1)
(45)
(34)
Indirect tax expenses
25
–
793
268
(1)
Details of the black economic empowerment transaction for Izingwe has been disclosed in group note 11.
5
Finance costs and unwinding of obligations
Finance costs
Finance lease charges
26
25
Finance costs on corporate notes
(1)
13
–
Finance costs on bank loans and overdrafts
(1)
–
8
Other finance costs
2
4
41
37
Unwinding of obligations
Unwinding of decommissioning obligation (note 23)
54
50
Unwinding of restoration obligation (note 23)
33
33
Total unwinding of obligations
87
83
Total finance costs and unwinding of obligations (note 28)
128
120
(1)
Finance costs have been determined using the effective interest rate method.
6
Proﬁt before taxation
Profit before taxation is arrived at after taking account of:
Auditors’ remuneration
– audit fees
35
37
– under (over) provision prior year
1
(3)
– other audit-related fees
(1)
34
49
70
83
Amortisation of tangible assets
– owned assets
2,424
2,451
– leased assets
18
16
(notes 2, 10 and 28)
2,442
2,467
Operating lease charges
52
44
(1)
Other audit-related fees consist of fees charged for assurance and related services and include consultations concerning financial accounting and reporting standards, comfort letters and consents.
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (SA rands)
2012
2011
7
Employee beneﬁts
Employee benefits including executive directors’ and prescribed officers’ salaries and other benefits
5,822
5,089
Health care and medical scheme costs
– current medical expenses
454
402
– defined benefit post-retirement medical expenses
299
102
Pension and provident plan costs
– defined contribution
352
316
– defined benefit pension plan
16
17
Retrenchment costs (note 2)
49
65
Share-based payment expense
(1)
370
253
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses
7,362
6,244
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical
– current service cost
8
7
– interest cost
107
95
– recognised past service cost
184
–
299
102
Defined benefit pension plan
– current service cost
55
49
– interest cost
212
183
– expected return on plan assets
(251)
(215)
16
17
Actual return on plan assets
– South Africa defined benefit pension plan
367
165
Refer to the Remuneration report for details of directors’ and prescribed officers’ emoluments.
(1)
Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R370m (2011: R253m) for the company is only in respect of awards made to employees of the company.
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
2012
2011
8
Taxation
Current taxation
Mining tax
418
890
Non-mining tax
(1)
35
27
(Over) under provision prior year
(32)
18
(note 27)
421
935
Deferred taxation
Temporary differences
(2)
489
1,591
Change in estimated deferred tax rate
(3)
(73)
77
Change in statutory tax rate
(1) (4)
(994)
–
(note 25)
(578)
1,668
(157)
2,603
Tax rate reconciliation
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:
%
%
Effective tax rate
(3)
25
Disallowable items
(1)
(3)
Impairment of investments in subsidiaries
(44)
(13)
Dividends received
57
27
Change in estimated deferred tax rate
(3)
1
(1)
Change in statutory tax rate
(1) (4)
18
–
Estimated corporate tax rate
(1)
28
35
(1)
During the ﬁnancial year, there were changes in the South African statutory tax rates. These rate changes are summarised as follows:
Non-mining statutory tax rate 28% (2011: 35%); and
Maximum statutory mining tax rate 34% (2011: 43%) – refer mining formula in footnote 4.
(2)
Included in temporary differences is a tax credit on the impairment, derecognition and disposal of tangible assets of R137m
(2011: R81m).
(3)
The mining operations are taxed on a variable rate that increases as proﬁtability increases. The tax rate used to calculate deferred tax is based on the company’s current estimate of future proﬁtability when temporary differences will reverse.
Depending on the proﬁtability of the operations, the tax rate can consequently be signiﬁcantly different from year to year.
The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of
R73m (2011: tax charge of R77m).
(4)
Mining tax on mining income is determined according to a formula based on proﬁt and revenue from mining operations.
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. The company operates under two tax paying operations,
Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.
The formula for determining the mining tax rate is:
Y = 34 – 170/X (2011: Y = 43 – 215/X)
where Y is the percentage rate of tax payable and X is the ratio of mining proﬁt net of any redeemable capital expenditure to mining revenue expressed as a percentage.
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (SA rands)
2012
2011
9
Dividends
Ordinary shares
No. 109 of 80 SA cents per share was declared on 15 February 2011 and paid on 18 March 2011.
– 305
No. 110 of 90 SA cents per share was declared on 2 August 2011 and paid on 9 September 2011. – 343
No. 111 of 90 SA cents per share was declared on 7 November 2011 and paid on 9 December 2011.
– 344
No. 112 of 200 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012.
765 –
No. 113 of 100 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012. 383 –
No. 114 of 100 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012. 383 –
No. 115 of 50 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012.
192 –
E ordinary shares
No. E9 of 40 SA cents per share was declared on 15 February 2011 and paid on 18 March 2011. – 1
No. E10 of 45 SA cents per share was declared on 2 August 2011 and paid on 9 September 2011. – 2
No. E11 of 45 SA cents per share was declared on 7 November 2011 and paid on 9 December 2011.
– 1
No. E12 of 100 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012.
2 –
No. E13 of 50 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012. 1 –
No. E14 of 50 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012. 1 –
No. E15 of 25 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012.
– –
1,727 996
Preference shares
Dividend number 27
A preference dividends of 10,053 SA cents per share was declared and paid on 30 June 2011.
– 201
B preference dividends of 1,250 SA cents per share was declared and paid on 30 June 2011. – 10
Dividend number 28
A preference dividends of 13,939 SA cents per share was declared and paid on 31 December 2011.
– 279
Dividend number 29
A preference dividends of 11,138 SA cents per share was declared and paid on 30 June 2012. 223 –
B preference dividends of 1,250 SA cents per share was declared and paid on 30 June 2012. 10 –
Dividend number 30
A preference dividends of 6,759 SA cents per share was declared and paid on 31 December 2012. 135 –
368 490
No. 116 of 50 SA cents per ordinary share was declared on 18 February 2013 and will be paid on 28 March 2013.
No. E16 of 25 SA cents per E ordinary share was declared on 18 February 2013 and will be paid on 28 March 2013.
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
Mine
develop-
ment
costs
Mine
infra-
structure
Mineral
rights
and
dumps
Assets
under
con-
struction
Land
and
buildings
Total
10
Tangible assets
Cost
Balance at 1 January 2011
23,918
4,325
545
1,170
265
30,223
Additions
– project capital
271
33
–
518
–
822
– stay-in-business capital
2,625
436
–
–
14
3,075
Transfers and other movements
(1)
(180)
(119)
–
–
–
(299)
Balance at 31 December 2011
26,634
4,675
545
1,688
279
33,821
Accumulated amortisation and
impairments
Balance at 1 January 2011
13,026
2,239
267
329
62
15,923
Amortisation for the year (notes 2, 6
and 28)
2,243
178
30
–
16
2,467
Impairment and derecognition of assets
(note 4)
(2)
62
26
–
–
–
88
Transfers and other movements
(1)
(95)
(55)
–
–
–
(150)
Balance at 31 December 2011
15,236
2,388
297
329
78
18,328
Net book value at 31 December 2011
11,398
2,287
248
1,359
201
15,493
Cost
Balance at 1 January 2012
26,634
4,675
545
1,688
279
33,821
Additions
– project capital
491
259
–
651
–
1,401
– stay-in-business capital
2,502
558
–
–
10
3,070
Transfers and other movements
(1)
(178)
(9)
–
–
–
(187)
Balance at 31 December 2012
29,449
5,483
545
2,339
289
38,105
Accumulated amortisation and
impairments
Balance at 1 January 2012
15,236
2,388
297
329
78
18,328
Amortisation for the year (notes 2, 6
and 28)
2,230
175
20
–
17
2,442
Impairment and derecognition of assets
(note 4)
(2)
333
59
–
–
–
392
Transfers and other movements
(1)
(73)
(33)
–
–
–
(106)
Balance at 31 December 2012
17,726
2,589
317
329
95
21,056
Net book value at 31 December 2012
11,723
2,894
228
2,010
194
17,049
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
10     Tangible assets (continued)
Included in the amounts for land and buildings are assets held under ﬁnance leases with a net book value of R160m
(2011: R177m).
The majority of the leased assets are pledged as security for the related ﬁnance leases.
No assets are encumbered by project ﬁnance.
(1)
Transfers and other movements include amounts from change in estimates of decommissioning assets, asset reclassiﬁcations and amounts written off of R101m (2011: R89m) (note 4).
(2)
Impairment and derecognition of assets include the following:
Figures in million (SA rands)
2012
2011
Impairment of cash generating unit
Great Noligwa mine – cash generating unit
271
–
The Great Noligwa cash generating unit impairment resulted from a revised mine plan.
Factors such as reduction in Ore Reserve resulting from resource model changes, abandonment of certain areas, grade factors and an increase in the cost of extraction affected the mine plan. As a result, Great Noligwa’s recoverable amount did not support its carrying value in 2012 and an impairment loss was recognised for mine development of R217m and mine infrastructure of R54m. The recoverable amount was determined using a real pre-tax discount of 13% and was based on the impairment assumptions detailed below.
Derecognition of assets
Kopanang – mine development costs
116
–
Due to changes in the mine plan, certain areas have been abandoned and will not generate future cash ﬂows.
TauTona VCR shaft pillar and ore pass – mine development costs and mine infrastructure
–
61
In 2011, due to a change in the mine plan resulting from safety-related concerns following seismic activity, the VCR shaft pillar and ore pass development were abandoned.
Savuka – mine development costs
–
2
In 2011, due to a change in the mine plan, the Savuka assets were abandoned.
Other
Derecognition of other mine infrastructure.
5
25
392
88
The impairment calculation methodology is included in group note 15.
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
2012
2011
11
Intangible assets
Software and licences
Balance at beginning of year
75
–
Additions
369
75
Balance at end of year
444
75
No amortisation was recorded for purchased software and licences as these assets are not yet available for use.
12
Investments in associates and joint venture
Carrying value of investments in associates and joint venture
Investments in associates
148
27
Investment in joint venture
18
35
166
62
Investments in associates comprise:
Name
Effective %
Description
Carrying value
(SA rands million)
2012
2011
2012
2011
Unlisted associates
Rand Reﬁnery Limited (note 13)
48.03
–
Smelting and reﬁning of gold
105
–
Oro Group (Pty) Limited
(1)
36.00
25.00
Manufacture and wholesale of jewellery
43
27
Margaret Water Company
33.33
33.33
Pumping of underground water in the
Vaal River region
–
–
148
27
Figures in million (SA rands)
2012
2011
Impairments of investments in associates
Margaret Water Company
(4)
(7)
Orpheo (Pty) Limited
(2)
–
(10)
(note 28)
(4)
(17)
The impairment indicators considered the current ﬁnancial position and operating results. Impairments of R4m (2011: R17m)
were recognised in the income statement.
Investments in joint venture comprises:
Name
Effective %
Description
Carrying value
(SA rands million)
2012
2011
2012
2011
AuruMar (Pty) Limited
50
50
Global exploration of marine deposits
containing gold as the primary mineral
18
35
Figures in million (SA rands)
2012
2011
Loss on disposal of loan to joint venture
AuruMar (Pty) Limited (note 28)
(17)
–
(1)
Equity accounting is based on results to 30 September 2012, adjusted for material transactions.
(2)
Sold effective 1 July 2011.
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (SA rands)
2012
2011
13
Investments in subsidiaries
Shares at cost:
Advanced Mining Software Limited
2
2
AGA Zerps Holding Limited
–
5,028
AGRe Insurance Company Limited
14
14
AngloGold Ashanti Holdings plc
46,256
33,869
AngloGold Ashanti USA Incorporated
2,826
2,722
AngloGold Australia Investment Holdings
–
4,167
AngloGold Namibia (Pty) Limited
51
51
Eastvaal Gold Holdings Limited
917
917
First Uranium (Pty) Limited
(1)
1,071
–
Nuclear Fuels Corporation of SA (Pty) Limited
7
7
Rand Reﬁnery Limited
(2)
–
116
51,144
46,893
During 2012 and 2011, a number of the dormant subsidiaries of the group unbundled their underlying assets as part of a rationalisation process to consolidate cross shareholdings, simplify the corporate structure and eliminate unnecessary costs relating to these entities.
As a result of the rationalisation, the company received dividends in specie of R10,843m (2011: R7,539m) (note 1). The accounting standards do not allow the offset of the dividends in specie against the carrying values of the investments in subsidiaries and accordingly the carrying values were subject to impairment testing. Impairments following the restructuring of R8,797m (2011: R3,770m) (note 28) were recorded.
(1)
On 20 July 2012, AngloGold Ashanti Limited acquired First Uranium (Pty) Limited for a cash consideration of $335m, equivalent to R2,745m which includes intra-group balances of R1,674m (note 17).
(2)
In early December 2012, AngloGold Ashanti Limited disposed of 5% interest in Rand Reﬁnery Limited for a total cash consideration of R50m. At year-end AngloGold Ashanti Limited held a remaining interest of 48.03% and this interest was accounted for as an associate (note 12).
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
2012
2011
14
Other investments
Listed investments
Available-for-sale
Balance at beginning of year
91
29
Additions
–
205
Fair value adjustments
(12)
13
Impairments (note 4)
(1)
(40)
(156)
Balance at end of year
39
91
Market value of listed investments
39
91
The company’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future value of the investments.
At the reporting date, the majority of the equity investments were listed on the JSE.
Based on the share price of First Uranium Corp. over the past year and carrying value at
31 December 2012 of R21m, if First Uranium Corp. achieved the high that it achieved during 2012 of R2.24 per share, other comprehensive income (OCI) would increase by
R84m. If it achieved the low of R0.40 per share, OCI would decrease by R2m. If the decrease was signiﬁcant or prolonged, an impairment would be recorded.
Based on the share price of Village Main Reef Limited over the past year and carrying value at 31 December 2012 of R18m, if Village Main Reef Limited achieved the high that it achieved during 2012 of R2.52 per share, OCI would increase by R19m. If it achieved the low of R1.02 per share, OCI would decrease by R3m. If the decrease was signiﬁcant or prolonged, an impairment would be recorded.
Unlisted investments
Available-for-sale
Balance at beginning of year
1
1
Balance at end of year
(2)
1
1
The available-for-sale investments consist primarily of the Chamber of Mines Building
Company Limited.
Held-to-maturity
Balance at beginning of year
14
14
Balance at end of year
14
14
Book value of unlisted investments
15
15
The held-to-maturity investment consists of the Gold of Africa Museum.
Total other investments (note 31)
54
106
(1)
Impairment of First Uranium Corp. shares of R40m (2011: R144m) and Village Main Reef Limited shares of nil (2011: R12m)
due to a signiﬁcant decline in market value.
(2)
There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted equity investments are carried at cost. The company does not intend to sell the investments in the foreseeable future.
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (SA rands)
2012
2011
15
Inventories
Work in progress
– metals in process
627
266
Finished goods
– gold doré/bullion
2
3
– by-products
88
164
Total metal inventories
717
433
Mine operating supplies
252
204
Total inventories
(1)
969
637
(1)
The amount of the write-down of metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense is R2m (2011: R3m).
This expense is included in cost of sales which is disclosed in note 2.
16
Investment in Environmental Rehabilitation Trust Fund
Balance at beginning of year
294
294
Balance at end of year
294
294
The fund is managed by Rand Merchant Bank and invested mainly in equities, government bonds and other ﬁxed-term deposits.
17
Intra-group balances
Advanced Mining Software Limited
(9)
(9)
AGRe Insurance Company Limited
1
–
AngloGold Ashanti Australia Limited
80
45
AngloGold Ashanti Colombia S.A.
23
13
AngloGold Ashanti Córrego do Sitío Mineração S.A.
59
28
AngloGold Ashanti (Ghana) Limited
58
59
AngloGold Ashanti Health (Pty) Limited
2
9
AngloGold Ashanti Holdings plc
(640)
(614)
AngloGold Ashanti (Iduapriem) Limited
23
20
AngloGold Ashanti North America Inc
24
24
AngloGold Ashanti Senegal Investments Limited
13
14
AngloGold Namibia (Pty) Limited
(1)
(104)
(187)
AngloGold South America Limited
(248)
(236)
Ashanti Goldﬁelds Kilo Scarl
11
10
Cerro Vanguardia S.A.
28
5
Chemwes (Pty) Limited (note 13)
1,674
–
Eastvaal Gold Holdings Limited
(2)
(740)
(604)
Geita Gold Mining Limited
58
42
Masakhisane Investments Limited
–
(2)
Mineração Serra Grande S.A.
20
8
Mine Waste Solutions (Pty) Limited
67
–
Nuclear Fuels Corporation of SA (Pty) Limited
466
13
Société Ashanti Goldﬁelds de Guinée S.A.
29
36
895
(1,326)
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
2012
2011
17
Intra-group balances (continued)
Included in the statement of ﬁnancial position as follows:
Current assets (note 31)
2,690
346
Current liabilities (note 31)
(1,795)
(1,672)
895
(1,326)
The prior year non-current assets and non-current liabilities have been reclassiﬁed to current assets and current liabilities to take into account the terms of the respective agreements.
A third statement of ﬁnancial position has not been provided as the reclassiﬁcation had no impact on the net asset value or the proﬁt generated by the company for the current or prior year. If a third statement of ﬁnancial position had been presented, the effect of the reclassiﬁcation on the 2010 ﬁnancial statements would have been a reclassiﬁcation from non-current assets and non-current liabilities to current assets and current liabilities of R413m and R1,316m respectively.
Intra-group balances are interest free and are payable on demand.
(1)
Interest charged at JIBAR based on the period of the loan.
(2)
Interest free on the ﬁrst R505m and bears interest at a rate of prime less 5% on amounts above R505m.
18
Trade and other receivables
Non-current
Other receivables
(1)
184
244
Current
Trade receivables
104
78
Prepayments and accrued income
36
80
Recoverable tax, rebates, levies and duties
139
98
Amounts due from related parties
18
185
Interest receivable
3
20
Other receivables
20
24
320                         485
Total trade and other receivables
504
729
Current trade receivables are non-interest bearing and are generally on terms less than 90 days.
During the year, other receivables were impaired by R319m (2011: R15m). This expense is included in special items which is disclosed in note 4.
(1)
The amounts receivable have been discounted to their present value at a rate of
8.80% (2011: 8.75%).
19
Cash and cash equivalents
Cash and deposits on call
731
887
Money market instruments
100
2,230
(note 31)
831
3,117
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (SA rands)
2012
2011
20
Non-current assets held for sale
Effective 30 April 2011, Gansu Longxin Minerals Company Limited (Jinchanggou CJV)
was classiﬁed as held for sale. AngloGold Ashanti Limited entered into a memorandum of understanding with Tianshui Zhonghe Fuxing Kegongmao Company Limited relating to the disposal of the investment. Following the classiﬁcation as held for sale, an impairment loss of R2m was recognised during 2011 to reduce the carrying amount of the disposal group to fair value less costs to sell (note 4). On 21 January 2013, proceeds of R15m were received.
13
13
13
13
21
Share capital and premium
Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each
150
150
4,280,000 E ordinary shares of 25 SA cents each
1
1
2,000,000 A redeemable preference shares of 50 SA cents each
1
1
5,000,000 B redeemable preference shares of 1 SA cent each
–
–
152
152
Issued and fully paid
383,320,962 (2011: 382,242,343) ordinary shares of 25 SA cents each
96
96
1,617,752 (2011: 2,582,962) E ordinary shares of 25 SA cents each
(1)
1
1
2,000,000 (2011: 2,000,000) A redeemable preference shares of 50 SA cents each
1
1
778,896 (2011: 778,896) B redeemable preference shares of 1 SA cent each
–
–
98
98
Share premium
Balance at beginning of year
46,592
46,248
Ordinary shares issued
379
407
E ordinary shares issued and cancelled
(1)
(60)
(63)
Balance at end of year
46,911
46,592
Share capital and premium
47,009
46,690
(1)
During 2011, shareholders approved the amendment to the BEE transaction resulting in the reinstatement of 1,329,164
E ordinary shares of which 769,164 E ordinary shares pertain to the Bokamoso ESOP and 560,000 E ordinary shares were issued to Izingwe.
The rights and restrictions applicable to the A and B redeemable preference shares:
A redeemable preference shares are entitled to:
•
an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax proﬁts from mining the Moab Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
•
an annual dividend limited to a maximum of 5% of their issue price from the period that proﬁts are generated from the Moab
Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.
The Moab Mining Right Area consists of the Moab Khotsong mine operations.
The B preference shares will only be redeemable from any net proceeds remaining after the disposal of the Moab Mining Right
Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.
In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
2012
2011
22
Borrowings
Non-current
Secured
Finance lease
Turbine Square Two (Pty) Limited
265
268
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-
based. The buildings financed are used as security for these loans.
Total non-current borrowings including current portion
265
268
Current portion of non-current borrowings included in current liabilities
(6)
(3)
Total non-current borrowings
259
265
Current
Current portion of non-current borrowings included above
6
3
Unsecured
Senior floating rate notes – DMTNP
709
–
Senior fixed rate notes – DMTNP
303
–
FirstRand Bank Limited demand facility
501
–
Total current borrowings
1,519
3
Total borrowings (note 31)
1,778
268
Amounts falling due
Within one year
1,519
3
Between two and five years
66
49
After five years
193
216
(note 31)
1,778
268
Undrawn facility
Undrawn borrowing facility as at 31 December is as follows:
FirstRand Bank Limited – SA rand
250
–
23
Environmental rehabilitation provisions
Provision for decommissioning
Balance at beginning of year
644
610
Change in estimates
(1)
70
(18)
Unwinding of decommissioning obligation (note 5)
(2)
56
52
Balance at end of year
770
644
Provision for restoration
Balance at beginning of year
593
595
Charge to income statement
–
(40)
Change in estimates
(1)
(299)
3
Unwinding of restoration obligation (note 5)
(2)
46
45
Utilised during the year
(5)
(10)
Balance at end of year
335
593
Total environmental rehabilitation provisions
1,105
1,237
(1)
The change in estimates relates to changes in mine plans, changes in economic assumptions and discount rates. These provisions are expected to be settled beyond the end of the life of mine.
(2)
Included in unwinding of decommissioning obligation is R2m (2011: R2m) and unwinding of restoration obligation is R13m
(2011: R12m), which is recoverable from a third party. The asset is included in trade and other receivables.
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (SA rands)
2012
2011
24
Provision for pension and post-retirement beneﬁts
Deﬁned beneﬁt plans
The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Limited Pension Fund
213
188
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
1,544
1,263
1,757                     1,451
AngloGold Ashanti Limited Pension Fund
The plan is evaluated by independent actuaries on an annual basis as at
31 December of each year. The valuation as at 31 December 2012 was completed at the beginning of 2013 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inﬂation, increases in wages, salaries and pensions, as well as returns on investments.
A formal statutory valuation is required by legislation every three years. The statutory valuation effective 31 December 2011 was completed in May 2012. The next statutory valuation of the Fund will have an effective date of no later than
31 December 2014 and is expected to be submitted to the Registrar of Pension
Funds during 2015.
All South African pension funds are governed by the Pension Funds Act of 1956 as amended.
Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:
Beneﬁt obligation
Balance at beginning of year
2,470
2,191
Current service cost
55
49
Interest cost
212
183
Participants’ contributions
12
12
Actuarial loss
180
175
Beneﬁts paid
(151)
(140)
Balance at end of year
2,778
2,470
Plan assets
Balance at beginning of year
2,282
2,192
Expected return on plan assets
251
215
Actuarial gain (loss)
116
(50)
Company contributions
55
53
Participants’ contributions
12
12
Beneﬁts paid
(151)
(140)
Fair value of plan assets at end of year
2,565
2,282
Unfunded status at end of year
(213)
(188)
Net amount recognised
(213)
(188)
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
2012
2011
24
Provision for pension and post-retirement beneﬁts (continued)
AngloGold Ashanti Limited Pension Fund (continued)
Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows
(continued):
Components of net periodic beneﬁt cost
Interest cost
212
183
Current service cost
55
49
Expected return on assets
(251)
(215)
Net periodic beneﬁt cost
16
17
Assumptions
Assumptions used to determine beneﬁt obligations at the end of the year are as follows:
Discount rate
8.25%
8.75%
Rate of compensation increase
(1)
8.00%
8.00%
Expected long-term return on plan assets
(2)
10.53%
11.20%
Pension increase
5.40%
5.40%
Plan assets
AngloGold Ashanti Limited’s pension plan asset allocations at the end of the year, by asset category, are as follows:
Equity securities
56%
56%
Debt securities
38%
37%
Other
6%
7%
100%
100%
(1)
The short-term compensation rate increase is 5.5% (2011: 7.5%) and the long-term compensation rate increase is
8.0% (2011: 8.0%).
(2)
The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.
Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund’s investment strategy, which is consistent with the term of the Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inﬂation across a range of market conditions.
The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities.
The strategic asset allocation deﬁnes what proportion of the Fund’s assets should be invested in each major asset class. The
Trustees have then selected specialist investment managers to manage the assets in each asset class according to speciﬁc performance mandates instituted by the Trustees.
The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund’s overall investment philosophy and strategy.
Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund’s Investment Sub-Committee at least every six months.
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
24
Provision for pension and post-retirement beneﬁts (continued)
AngloGold Ashanti Limited Pension Fund (continued)
Investment policy (continued)
Number
of shares
Percentage
of total
assets
Fair value
SA rands
million
Number
of shares
Percentage
of total
assets
Fair value
SA rands
million
2012
2011
Related parties
Investments held in related parties
are summarised as follows:
Equity securities
AngloGold Ashanti Limited
184,432
1.9%
48
100,079
1.5%
34
Other investments exceeding
5% of total plan assets
Bonds
IFM Corporate Bond Unit Trust
271,680,384
11.4%
292      287,226,346
12.7%
290
Allan Gray Orbis Global Equity Fund
224,509
9.5%
243
242,110
9.5%
216
Contrarius Global Equity Fund
1,151,413
9.2%
236
1,251,535
9.1%
207
771
713
Cash ﬂows
Contributions
The company expects to contribute R44m (2012: R43m) to its pension plan in 2013.
Figures in million (SA rands)
2012
Estimated future beneﬁt payments
The following pension beneﬁt payments, which reﬂect the expected future service, as appropriate, are expected to be paid:
2013
162
2014
165
2015
169
2016
174
2017
179
Thereafter
1,929
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
The provision for post-retirement medical funding represents the provision for health care beneﬁts for employees and retired employees and their registered dependants.
The post-retirement beneﬁt costs are assessed in accordance with the advice of independent professionally qualiﬁed actuaries.
The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2012.
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
2012
2011
24
Provision for pension and post-retirement beneﬁts (continued)
Post-retirement medical scheme for AngloGold Ashanti Limited South
African employees (continued)
Information with respect to the deﬁned beneﬁt liability is as follows:
Beneﬁt obligation
Balance at beginning of year
1,263
1,161
Current service cost
8
7
Recognition of past service cost
184
–
Interest cost
107
95
Beneﬁts paid
(124)
(91)
Actuarial loss
106
91
Balance at end of year
1,544
1,263
Unfunded status at end of year
(1,544)
(1,263)
Net amount recognised
(1,544)
(1,263)
Components of net periodic beneﬁt cost
Current service cost
8
7
Interest cost
107
95
Recognition of past service cost
184
–
Net periodic beneﬁt cost
299
102
Assumptions
Assumptions used to determine beneﬁt obligations at the end of the year are as follows:
Discount rate
7.75%
8.75%
Expected increase in health care costs
7.00%
7.50%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
7.00%
7.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
7.00%
7.50%
Assumed health care cost trend rates have a signiﬁcant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
1% point
increase
Effect on total service and interest cost
4
Effect on post-retirement beneﬁt obligation
45
1% point
decrease
Effect on total service and interest cost
(12)
Effect on post-retirement beneﬁt obligation
(133)
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (SA rands)
2012
24
Provision for pension and post-retirement beneﬁts (continued)
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (continued)
Cash ﬂows
Contributions
The company expects to contribute R104m (2012: R95m) to the post-retirement medical plan in 2013.
Estimated future beneﬁt payments
The following medical beneﬁt payments, which reﬂect the expected future service, as appropriate, are expected to be paid:
2013
104
2014
109
2015
115
2016
124
2017
127
Thereafter
965
Five-year deﬁned beneﬁt plan disclosure
Figures in million (SA rands)
2012
2011
2010
2009
2008
AngloGold Ashanti Limited Pension Fund
Deﬁned beneﬁt obligation
2,778
2,470
2,191
1,998
1,885
Plan assets
(2,565)
(2,282)
(2,192)
(2,036)
(1,785)
Net unfunded (funded)
213
188
(1)
(38)
100
Experience adjustments on plan liabilities
(9)
29
3
24
138
Experience adjustments on plan assets
(116)
50
(81)
(99)
276
Post-retirement medical scheme for
AngloGold Ashanti Limited South
African employees
Deﬁned beneﬁt obligation
1,544
1,263
1,161
1,095
1,070
Unfunded
1,544
1,263
1,161
1,095
1,070
Experience adjustments on plan liabilities
20
42
6
134
46
Deﬁned contribution funds
Contributions to the various retirement schemes are fully expensed during the year in which they are made.
AngloGold Ashanti Limited’s operations in South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka,
TauTona and Corporate) contribute to various industry-based pension and provident retirement plans which cover substantially all employees and are deﬁned contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group’s assets. The cost of providing these beneﬁts amounted to R352m
(2011: R315m).
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
2012
2011
25
Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets
4,880
5,489
Other
13
26
4,893
5,515
Assets
Provisions
1,010
1,079
Tax losses
6
9
Other
19
39
1,035
1,127
Net deferred taxation liability
3,858
4,388
The movement on the deferred tax balance is as follows:
Balance at beginning of year
4,388
2,821
Income statement movement (note 8)
(578)
1,668
Taxation on items included in other comprehensive income
26
(116)
Taxation on cost of ESOP Share Trust establishment
22
15
Balance at end of year
3,858
4,388
26
Trade and other payables
Trade payables
1,005
936
Accruals and other
4,825
3,520
5,830
4,456
Trade and other payables are non-interest bearing and are normally settled within
60 days.
27
Taxation
Balance at beginning of year
450
(164)
Refunds during the year
–
502
Payments during the year
(663)
(823)
Provision during the year (note 8)
421
935
Balance at end of year
208
450
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (SA rands)
2012
2011
28
Cash generated from operations
Proﬁt before taxation
5,600
10,305
Adjusted for:
Amortisation of tangible assets (notes 2, 6 and 10)
2,442
2,467
Finance costs and unwinding of obligations (note 5)
128
120
Environmental, rehabilitation and other expenditure
(316)
(115)
Special items
837
302
Impairments of investments in subsidiaries (note 13)
8,797
3,770
Impairments of investments in associates (note 12)
4
17
Loss on disposal of loan to joint venture (note 12)
17
–
Interest received (note 1)
(113)
(142)
Dividends received (note 1)
(11,440)
(8,032)
Foreign currency translation on intergroup loans
43
153
Other non-cash movements
(342)
(132)
Movements in working capital
(180)
595
5,477
9,308
Movements in working capital:
(Increase) decrease in inventories
(333)
34
(Increase) decrease in trade and other receivables
(138)
42
Increase in trade and other payables
291
519
(180)
595
29
Related parties
Material related party transactions were as follows:
Sales and services rendered to related parties
Joint ventures
151
130
Subsidiaries
733
495
Purchases and services acquired from related parties
Associates
31
40
Subsidiaries
392
349
Outstanding balances arising from sale of goods and services due by related parties
Joint ventures
18
22
Subsidiaries
2,984
640
Other
(1)
–
163
Outstanding balances arising from purchases of goods and services and other loans owed to related parties
Subsidiaries
1,795
1,672
Amounts owed to/due by related parties above are unsecured and non-interest bearing.
(1)
Other consists of a loan to a joint venture of the group.
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
Figures in million (SA rands)
2012
2011
29
Related parties (continued)
Loan advanced to associate
Oro Group (Pty) Limited
12
12
The loan bears a market related interest rate determined by the Oro Group (Pty)
Limited’s board of directors and is repayable at its discretion.
Loan advanced to joint venture
AuruMar (Pty) Limited
17
34
The loan is interest free and has no ﬁxed terms of repayment.
Loans advanced to the associate and joint venture are included in the carrying value of investments in associates and joint venture (note 12).
Management fees, royalties, interest and net dividends from subsidiaries amounts to
R11,055m (2011: R7,568m). Dividends of R10,843m (2011: R7,539m) were received in specie and R154m (2011: R493m) were received in cash.
The company has reﬁning arrangements with various reﬁneries around the world including Rand Reﬁnery Limited (Rand Reﬁnery) in which it holds a 48.03%
(2011: 53.03%) interest. Rand Reﬁnery reﬁnes all of the group’s South African gold production and some of the group’s African (excluding South Africa) gold production.
Rand Reﬁnery charges AngloGold Ashanti Limited a reﬁning fee.
The company did not receive any claims from its insurance subsidiary, AGRe Insurance
Company Limited.
No doubtful debts were expensed during 2012 and 2011.
Details of guarantees to related parties are included in note 30.
Shareholders
The top 20 shareholders of the company are detailed on page 200.
Refer to page 191 for the list of principal subsidiaries and operating entities.
Directors and other key management personnel
Details relating to directors’ and prescribed ofﬁcers’ emoluments and shareholdings in the company are disclosed in the Remuneration and Directors’ reports.
Compensation to directors and other key management personnel includes the following:
– short-term employee beneﬁts
141
142
– post-employment beneﬁts
12
10
– share-based payments
75
24
228
176
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
Figures in million (SA rands)
2012
2011
30
Contractual commitments and contingencies
Operating leases
At 31 December 2012, the company was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry:
– within one year 58 38
– between one and two years 2 4
– between two and ﬁve years – 4
60 46
Finance leases
The company has ﬁnance leases for buildings. The leases for buildings have terms of renewal but no purchase options and escalation clauses. Future minimum lease payments under ﬁnance lease contracts together with the present value of the net minimum lease payments are as follows:
Minimum
payments
Present
value of
payments
Minimum
payments
Present
value of
payments
Figures in million (SA rands) 2012 2011
Within one year 31 6 29 3
After one year but not more than ﬁve years 157 66 144 49
More than ﬁve years 237 193 281 216
Total minimum lease payments 425 265 454 268
Amounts representing ﬁnance charges (160) – (186) –
Present value of minimum lease payments 265 265 268 268
Figures in million (SA rands)
2012
2011
Capital commitments
Acquisition of tangible assets
Contracted for
1,764 469
Not contracted for 9,070 2,332
Authorised by the directors 10,834 2,801
Allocated to:
Project capital
– within one year
1,582 499
– thereafter 6,524 372
8,106 871
Stay-in-business capital
– within one year 2,728 1,677
– thereafter – 253
2,728 1,930
Purchase obligations
Contracted for
– within one year
422 370
– thereafter 10 –
432 370
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
30     Contractual commitments and contingencies (continued)
Purchase obligations (continued)
Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries.
In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other ﬁnance arrangements contain ﬁnancial covenants and other similar undertakings. To the extent that external borrowings are required, the company’s covenant performance indicates that existing ﬁnancing facilities will be available to meet the commitments detailed on previous page. To the extent that any of the ﬁnancing facilities mature in the near future, the company believes that sufﬁcient measures are in place to ensure that these facilities can be reﬁnanced.
Contingencies
Guarantees
and
contingencies
(1)
Liabilities
included in
the statement
of ﬁnancial
position
Guarantees
and
contingencies
(1)
Liabilities
included in
the statement
of ﬁnancial
position
Figures in million (SA rands)
2012
2011
Contingent liabilities
Groundwater pollution
(2)
–
–
–
–
Deep groundwater pollution
(3)
–
–
–
–
Occupational Diseases in Mines and Works
Act (ODMWA) litigation
(4)
–
–
–
–
Contingent asset
Royalty – Tau Lekoa Gold Mine
(5)
–
–
Guarantees
Financial guarantees
Convertible bonds
(6)
6,191
126
5,890
218
Syndicated revolving credit facility
(7)
8,451
688
8,041
254
A$ Syndicated revolving credit facility
(8)
5,270
296
4,962
395
Rated bonds
(9)
14,790
2,546
8,041
1,593
Mandatory convertible bonds
(10)
6,669
59
6,345
143
Oro Group (Pty) Limited
(11)
100
–
100
–
Hedging guarantees
AngloGold South America
(12)
–
–
–
–
AngloGold USA Trading Company
(12)
–
–
–
–
Cerro Vanguardia S.A.
(12)
–
–
–
–
Performance guarantee
Mine Waste Solutions
(13)
–
–
–
–
41,471
3,715
33,379
2,603
(1)
Guarantees and contingencies of R41,471m (2011: R33,379m) includes liabilities of R3,715m (2011: R2,603m).
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
30      Contractual commitments and contingencies (continued)
Contingent liabilities
(2)
Groundwater pollution – The company has identiﬁed groundwater contamination plumes at its Vaal River and West Wits operations, which have occurred primarily as a result of seepage. Numerous scientiﬁc, technical and legal studies have been undertaken to assist in determining the extent of the contamination and to ﬁnd sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural
Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, ﬁeld trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(3)
Deep groundwater pollution – The company has identiﬁed a ﬂooding and future pollution risk posed by deep groundwater in certain underground mines in South Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999.
Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold ﬁelds. As a result, the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(4)
Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti,
the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases
Act, 1993 does not cover an “employee” who qualiﬁes for compensation in respect of “compensable diseases” under the
Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other occupational lung diseases (OLD), including several potential class actions and individual claims.
For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet
Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in speciﬁed South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certiﬁed, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspeciﬁed. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its afﬁdavits in respect to the allegations and the request for certiﬁcation of a class.
In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations)
Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class.
The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain speciﬁed gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold
Ashanti has ﬁled a notice of intention to oppose the application.
In October 2012, a further 31 individual summonses and particulars of claim have been received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately R77m. On 22 October 2012,
AngloGold Ashanti ﬁled a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be ﬁled against
AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently ﬁled claims on their merits.
Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deﬁciencies in the national occupational disease compensation framework that were identiﬁed in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its ﬁnancial position, which could be material. The company is unable to estimate its share of the amounts claimed.
Contingent asset
(5)
Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inﬂation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inﬂation adjustment), the ounces produced in that quarter do not count towards the total
1.5Moz upon which the royalty is payable. The royalty will be determined at 3% of the net revenue (being gross revenue less
State royalties) generated by the Tau Lekoa assets. Royalties on 304,643oz produced have been received to date. Royalties of R45m (2011: R34m) were received during the year.
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
30 Contractual commitments and contingencies (continued)
Guarantees
(6)
The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the convertible bonds amounting to $733m issued during 2009, with a maturity date of 22 May 2014 and a ﬁxed coupon of 3.5%
payable semi-annually. The company’s obligations regarding the guarantees will be direct, unconditional and unsubordinated.
(7)
The company, together with AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, has provided guarantees for all payments and other obligations of the borrowers and the other guarantors under the $1bn ﬁve-year syndicated revolving credit facility entered into during July 2012 which replaced its existing $1bn four-year syndicated revolving credit facility in April 2014.
(8)
The company, together with AngloGold Ashanti Holdings plc has provided guarantees for all payments and other obligations of AngloGold Ashanti Australia Limited under the A$600m four-year syndicated revolving credit facility entered into during
December 2011.
(9)
The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 5.375% rated bonds due 15 April 2020, the issued $300m 6.5% rated bonds due 15 April
2040 and the $750m 5.125% rated bonds issued during 2012 and due 1 August 2022.
(10)
The company has fully and unconditionally guaranteed on a sub-ordinated basis all payments and other obligations of
AngloGold Ashanti Holdings Finance plc regarding the $789m 6% mandatory convertible bonds issued during 2010, with a maturity date of 15 September 2013.
(11)
The company has provided sureties in favour of a lender on a gold loan facility with its afﬁliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of R100m (2011: R100m). The suretyship agreements have a termination notice period of 90 days.
(12)
The company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. As at 31 December 2012 and 2011, the group had no open gold hedge contracts.
(13)
As part of the acquisition by the company of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, the company agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine
Waste Solutions to sell to an existing customer at a pre-agreed price, 25% of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500oz over the life of the contract. As at 31 December 2012,
292,672oz remain to be delivered against the guarantee over the life of the contract.
31     Financial risk management activities
In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for speculative purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the company
Risk management activities within the company are the ultimate responsibility of the board of directors. The chief executive ofﬁcer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Risk and
Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate
Governance Committee oversees ﬁnancial risks which include a review of treasury activities and the company’s counterparties.
The ﬁnancial risk management objectives of the company are deﬁned as follows:
•
safeguarding the company’s core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efﬁcient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•
ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
31     Financial risk management activities (continued)
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from ﬂuctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that ﬂuctuations in the
SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-product commodity price risk.
Net open hedge position as at 31 December 2012
The company had no outstanding commitments against future production potentially settled in cash.
Interest rate and liquidity risk
Refer note 36 in the group ﬁnancial statements. At each of the ﬁnancial years ended 31 December 2012 and 2011, the company was in a net current liability position. The company will fund current liabilities from operating cash ﬂows and borrowings.
The following are the contractual maturities of ﬁnancial liabilities, including interest payments
Financial liabilities
Within one year
Between one
and two years
Between two
and ﬁve years
After
ﬁve years
2012
million
Effective
rate %
million
Effective
rate %
million
Effective
rate %
million
Effective
rate %
Total
million
Financial guarantees
(1)
6,769
6,191
13,721
14,790
41,471
Borrowings
1,597
6.3
34
9.8
127
9.8
237
9.8
1,995
Trade and other payables
5,830
–
–
–
5,830
Intra-group balances
(note 17)
1,795
0.8
–
–
–
1,795
2011
million
Effective
rate %
million
Effective
rate %
million
Effective
rate %
million
Effective
rate %
Total
million
Financial guarantees
(1)
100
6,345
18,893
8,041
33,379
Borrowings
32
9.8
32
9.8
113
9.8
281
9.8
458
Trade and other payables
4,456
–
–
–
4,456
Intra-group balances
(note 17)
1,672
0.9
–
–
–
1,672
(1)
For liabilities included in the statement of ﬁnancial position, refer to note 30.
2012 ANNUAL FINANCIAL STATEMENTS

}

COMPANY FINANCIAL STATEMENTS
31      Financial risk management activities (continued)
Credit risk
Refer note 36 in the group ﬁnancial statements.
The combined maximum credit risk exposure of the company is as follows:
Figures in million (SA rands)
2012
2011
Other investments
14
14
Trade and other receivables
329
551
Intra-group balances (note 17)
2,690
346
Cash restricted for use
10
9
Cash and cash equivalents (note 19)
831
3,117
Total ﬁnancial assets
3,874
4,037
Financial guarantees
41,471
33,379
Total
45,345
37,416
The company has trade and other receivables that are past due totalling R28m (2011: R29m), an impairment totalling R319m
(2011: R15m) and other investments that are impaired totalling R40m (2011: R156m). Trade and other receivables arise mainly due to intergroup transactions. The principal receivables continue to be in a sound ﬁnancial position. No other ﬁnancial assets are past due but not impaired.
Fair value of ﬁnancial instruments
The estimated fair values of ﬁnancial instruments are determined at discrete points in time based on relevant market information.
The estimated fair value of the company’s ﬁnancial instruments as at 31 December are as follows:
Type of instrument
Carrying
amount
Fair
value
Carrying
amount
Fair
value
Figures in million (SA rands)
2012
2011
Financial assets
Other investments (note 14)
54
53
106
105
Trade and other receivables
329
329
551
551
Intra-group balances (note 17)
2,690
2,690
346
346
Cash restricted for use
10
10
9
9
Cash and cash equivalents (note 19)
831
831
3,117
3,117
Financial liabilities
Borrowings (note 22)
1,778
1,778
268
268
Trade and other payables
5,830
5,830
4,456
4,456
Intra-group balances (note 17)
1,795
1,795
1,672
1,672
The amounts in the table above do not necessarily agree with the totals in the notes as only ﬁnancial assets and ﬁnancial liabilities are shown.
The following methods and assumptions were used to estimate the fair value of each class of ﬁnancial instrument:
Cash restricted for use, cash and cash equivalents, trade and other payables and intra-group balances
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Trade and other receivables
The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.
{

FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS
COMPANY – NOTES TO THE FINANCIAL
STATEMENTS
continued
For the year ended 31 December
31     Financial risk management activities (continued)
Fair value of ﬁnancial instruments (continued)
Investments and other non-current assets
Listed equity investments classiﬁed as available-for-sale are carried at fair value while ﬁxed income investments and other non-
current assets are carried at amortised cost. The fair value of ﬁxed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.
Borrowings
The interest rate on the borrowings is reset on a short-term ﬂoating rate basis, and accordingly the carrying amount is considered to approximate fair value.
The company uses the following hierarchy for determining and disclosing the fair value of ﬁnancial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices)
or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table sets out the company’s ﬁnancial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December.
Type of instrument
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Figures in million (SA rands) 2012 2011
Assets measured at fair value
Available-for-sale ﬁnancial assets
Equity securities 39 – – 39 91 – – 91
Sensitivity analysis
Derivatives
Refer note 36 in the group ﬁnancial statements.
Interest rate risk on other ﬁnancial assets and liabilities (excluding derivatives)
Refer note 36 in the group ﬁnancial statements.
32      Capital management
Capital is managed on a group basis only and not on a company basis. Refer to note 37 in the group ﬁnancial statements.
2012 ANNUAL FINANCIAL STATEMENTS

}

PRINCIPAL SUBSIDIARIES AND OPERATING
ENTITIES
For the year ended 31 December 2012
Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts, or operating mines.
Country of incorporation
Shares held
Percentage held
2012 2011 2012 2011
Principal subsidiaries
AngloGold Ashanti Australia Limited 2 257,462,077 257,462,077 100 100
AngloGold Ashanti Holdings plc 6 4,778,273,521 4,226,443,301 100 100
– *1,273,918,156
AngloGold Ashanti Holdings Finance plc 6 100 100 100 100
AngloGold Ashanti USA Incorporated 11 234 234 100 100
*500 *500 100
Operating entities
(1)
AngloGold Ashanti Córrego do Sitío Mineração S.A. 3 4,167,085,000 4,167,085,000 100 100
AngloGold Ashanti (Ghana) Limited
(2)
4 132,419,584 132,419,584 100 100
AngloGold Ashanti (Iduapriem) Limited 4 66,270 66,270 100 100
AngloGold Australia (Sunrise Dam) Pty Limited 2 2 2 100 100
AngloGold Namibia (Pty) Limited 8 10,000 10,000 100 100
Cerro Vanguardia S.A. 1 13,875,000 13,875,000 92.50 92.50
AngloGold Ashanti (Colorado) Corp
(3)
11 1,250 1,250 100 100
First Uranium (Pty) Limited
(1) (4)
9 1,633 – 100 –
Geita Gold Mining Limited 10 123,382,772 123,382,772 100 100
Mineração Serra Grande S.A. 3 1,999,999 350,000,000
– *149,999,996 100 50
Société AngloGold Ashanti de Guinée “SAG” S.A 5 3,486,134 3,486,134 85 85
Société des Mines de Morila S.A.
(5)
7 400 400 40 40
Société d’Exploitation des Mines d’Or de Sadiola S.A.
(5)
7 41,000 41,000 41 41
Société d’Exploitation des Mines d’Or de Yatela S.A.
(5)
7 400 400 40 40
* Indicates preference shares
(1)
All the operations in South Africa, namely, First Uranium, Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, and
TauTona are held by the parent company, AngloGold Ashanti Limited.
(2)
Operates the Obuasi mine in Ghana.
(3)
Operates the Cripple Creek & Victor gold mine.
(4)
First Uranium (Pty) Limited was acquired during 2012.
(5)
Represents a joint venture entity.
Country of incorporation – key
1 Argentina
2 Australia
3 Brazil
4 Ghana
5 Republic of Guinea
6 Isle of Man
7 Mali
8 Namibia
9 South Africa
10 Tanzania
11 United States of America
}
}
{

FINANCIAL STATEMENTS

OTHER
}
2012 ANNUAL FINANCIAL STATEMENTS

}

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this
ﬁnancial information with additional meaningful comparisons between current results and results in prior operating periods. The
Non-GAAP ﬁnancial measures (headline earnings and gross proﬁt) are used to adjust for fair value movements on the convertible and mandatory convertible bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts which can only be measured with certainty on settlement of the contracts. Non-GAAP ﬁnancial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use. The Non-GAAP measures are as follows:
NON-GAAP DISCLOSURE
For the years ended 31 December
Figures in million (US Dollars)
2012
2011
1.
Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory convertible bonds
(1)
(adjusted headline earnings)
Headline earnings (group note 13)
1,145
1,484
Loss on unrealised non-hedge derivatives and other commodity contracts
35
1
Deferred tax on unrealised non-hedge derivatives and other commodity contracts
(group note 12)
(10)
–
Fair value adjustment on option component of convertible bonds
(83)
(84)
Fair value adjustment on mandatory convertible bonds
(162)
(104)
Adjusted headline earnings
(1)
924
1,297
Cents per share
239
336
This calculation is based on adjusted headline earnings of $924m, (2011: $1,297m)
and 386,766,345 (2011: 385,961,613) shares being the weighted average number of ordinary shares in issue during the ﬁnancial year.
(1)
Loss on unrealised non-hedge derivatives and other commodity contracts in the income statement comprises the change in fair value of all non-hedge derivatives and other commodity contracts, from the previous reporting date or date of recognition (if later) through to the current reporting date.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on convertible and mandatory convertible bonds, is intended to illustrate earnings after adjusting for:
– the unwinding of the historic marked-to-market value of the positions settled in the period;
– the unrealised fair value change on the option component of the convertible bonds amounted to $83m, (2011: $84m);
– the unrealised fair value change on the mandatory convertible bonds amounted to $162m, (2011: $104m); and
– the unrealised fair value change of warrants on shares and the embedded derivative.

Management considers this an important measure for investors as it is used to assess the performance of the operations after the removal of certain accounting volatility that does not directly impact on the operations.
Rounding of ﬁgures may result in computational differences.
From time to time AngloGold Ashanti Limited
may publicly disclose certain “Non-GAAP”
ﬁnancial measures in the course of its ﬁnancial
presentations, earnings releases, earnings
conference calls and otherwise.
{

OTHER

Figures in million (US dollars)
2012
2011
2.
Gross proﬁt adjusted for unrealised non-hedge derivatives and other commodity contracts (adjusted gross proﬁt)
Reconciliation of gross proﬁt to gross proﬁt adjusted for unrealised non-hedge derivatives and other commodity contracts
Gross proﬁt
2,256
2,623
Loss on unrealised non-hedge derivatives and other commodity contracts
35
1
Gross proﬁt adjusted for unrealised non-hedge derivatives and other commodity contracts
(1)
2,292
2,624
Gross proﬁt adjusted for unrealised non-hedge derivatives and other commodity contracts is intended to illustrate earnings after adjusting for:
– The unwinding of the historic marked-to-market value of the positions settled in the period; and
– The unrealised fair value change of warrants on shares and the embedded derivative.
Gross proﬁt (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts is analysed by origin as follows:
South Africa
687
1,083
Continental Africa
882
938
Australasia
78
(13)
Americas
722
745
Other, including corporate and non-gold producing subsidiaries
41
28
2,410
2,781
Less equity-accounted investments
(118)
(157)
2,292
2,624
3.
Price received
Gold income per income statement
6,353
6,570
Adjusted for non-controlling interests
(135)
(177)
6,218
6,393
Realised loss on other commodity contracts
10
–
Associates and equity-accounted joint ventures’ share of gold income including realised non-hedge derivatives
351
392
Attributable gold income including realised non-hedge derivatives
6,579
6,785
Attributable gold sold – 000oz
3,953
4,305
Revenue price per unit – $/oz
1,664
1,576
Rounding of ﬁgures may result in computational differences.
(1)
Adjusted gross proﬁt excludes unrealised non-hedge derivatives and other commodity contracts.
NON-GAAP DISCLOSURE continued
2012 ANNUAL FINANCIAL STATEMENTS

}

Figures in million (US dollars)
2012
2011
4. Total costs
Total cash costs (group note 4) 3,270 3,028
Adjusted for non-controlling interests and non-gold producing companies (95) (99)
Associates and equity-accounted joint ventures’ share of total cash costs 223 221
Total cash costs adjusted for non-controlling interests and non-gold producing companies 3,398 3,150
Retrenchment costs (group note 4) 10 15
Rehabilitation and other non-cash costs (group note 4) 67 229
Amortisation of tangible assets (group note 4) 793 768
Amortisation of intangible assets (group note 4) 5 2
Adjusted for non-controlling interests and non-gold producing companies (31) (64)
Associates and equity-accounted joint ventures’ share of production costs 8 12
Total production costs adjusted for non-controlling interests and non-gold producing companies 4,250 4,112
Gold produced – 000oz 3,944 4,329
Total cash cost per unit – $/oz
(1)
862 728
Total production cost per unit – $/oz 1,078 950
(1)
The total cash cost of $862/oz includes $33/oz relating to the impact of the strike in South Africa.
5. EBITDA
Operating proﬁt per the income statement 1,127 2,202
Amortisation of tangible assets (group note 4) 793 768
Amortisation of intangible assets (group note 4) 5 2
Net impairment (reversal) and derecognition of tangible assets
(group notes 6, 13 and 15) 356 (120)
Impairment reversal of intangible assets (group notes 6, 13 and 16) (10) –
Impairment of investments (group notes 6, 13 and 18) 16 21
Loss on unrealised non-hedge derivatives and other commodity contracts (note 1) 35 1
Net loss on disposal and derecognition of assets (group notes 6, 13 and 15) 15 8
Proﬁt on partial disposal of Rand Reﬁnery Limited (group notes 6 and 33) (14) –
Proﬁt on disposal of ISS International Limited (group note 6) – (2)
Insurance claim recovery on capital items (group note 6) – (3)
Share of associates’ EBITDA 74 137
2,397 3,014
Management considers EBITDA to be an important measure to investors as it is used by the suppliers of funding as a requirement for the calculation of compliance with debt covenants being net debt to EBITDA (covenant threshold 3:1). Net debt to EBITDA for
2012 is 0.86:1 (2011: 0.20:1).
Rounding of ﬁgures may result in computational differences.
{

OTHER

Figures in million (US dollars)
2012
2011
6.
Interest cover
EBITDA (note 5)
2,397
3,014
Finance costs (group note 7)
167
141
Capitalised ﬁnance costs (group notes 7 and 15)
12
3
179
144
Interest cover – times
13
21
7.
Equity
Total equity per statement of ﬁnancial position
5,469
5,166
Mandatory convertible bonds
(1)
(group note 26)
588
760
Equity
6,057
5,926
Capital expenditure in respect of projects not in production stage
(843)
(188)
Adjusted equity
5,214
5,738
8.
Net capital employed
Shareholders’ equity per statement of ﬁnancial position
5,447
5,029
Adjusted to exclude:
– Comprehensive income
(135)
(132)
– Actuarial losses
98
78
5,410
4,975
Deferred tax (group note 29)
1,068
1,158
Adjusted to exclude:
– Deferred tax on derivatives and other comprehensive income
–
1
– Deferred tax on actuarial losses
42
47
Adjusted equity
6,520
6,181
Non-controlling interests
22
137
Borrowings – long-term portion (group note 26)
2,724
2,456
Borrowings – short-term portion (group note 26)
859
32
Capital employed
10,125
8,806
Cash and cash equivalents (group note 23)
(892)
(1,112)
Net capital employed
9,233
7,694
Capital expenditure in respect of projects not in production stage
(843)
(188)
Adjusted net capital employed
8,390
7,506
9.
Net debt
Borrowings – long-term portion (group note 26)
2,724
1,698
Borrowings – short-term portion
(group note 26)
271
30
Total borrowings
(1)
2,995
1,728
Corporate ofﬁce lease (group note 26)
(31)
(33)
Unamortised portion of the convertible and rated bonds
(group note 37)
53
85
Cash restricted for use (group note 22)
(64)
(58)
Cash and cash equivalents (group note 23)
(892)
(1,112)
Net debt (group note 37)
2,061
610
Rounding of ﬁgures may result in computational differences.
(1)
The mandatory convertible bonds of $588m (2011: $760m) are treated as equity and excluded from borrowings.
NON-GAAP DISCLOSURE continued
2012 ANNUAL FINANCIAL STATEMENTS

}

Figures in million (US dollars)
2012
2011
10.  Net asset value – cents per share
Total equity per statement of ﬁnancial position 5,469 5,166
Mandatory convertible bonds (group note 26) 588 760
Total equity 6,057 5,926
Number of ordinary shares in issue (millions) (group note 25) 385 385
Net asset value – cents per share 1,573 1,540
Number of ordinary shares in issue consists of:
383,320,962 (2011: 382,242,343) ordinary shares (group note 25)
1,617,752 (2011: 2,582,962) E ordinary shares (group note 25)
11.  Net tangible asset value – cents per share
Total equity per statement of ﬁnancial position 5,469 5,166
Mandatory convertible bonds (group note 26) 588 760
Intangible assets (group note 16) (315) (210)
5,742 5,716
Number of ordinary shares in issue (millions) (group note 25) 385 385
Net tangible asset value – cents per share 1,492 1,485
12.   Return on equity
Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory convertible bonds (note 1) 924 1,297
Finance costs on the mandatory convertible bonds (group note 7) 37 38
Adjusted headline earnings excluding ﬁnance costs on mandatory convertible bonds 961 1,335
Equity (note 7) 5,214 5,738
Average equity 5,476 5,362
Note – Equity for 2010 amounted to $4,987m
Return on equity – % 18 25
Rounding of ﬁgures may result in computational differences.
{

OTHER

NON-GAAP DISCLOSURE continued
Figures in million (US dollars)
2012
2011
13.   Return on net capital employed
Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on convertible bond (note 1) 924 1,297
Finance costs (group note 7) 231 196
Interest received (group note 3) (43) (52)
Adjusted headline earnings excluding net ﬁnance costs 1,112 1,441
Net capital employed (note 8) 8,390 7,506
Average net capital employed 7,948 7,262
Note – Net capital employed for 2010 amounted to $7,017m
Return on net capital employed – % 14 20
14.   Market capitalisation
Number of listed ordinary shares in issue at year-end (millions) (group note 25) 383 382
Closing share price as quoted on the New York Stock Exchange 31.37 42.45
Market capitalisation 12,025 16,226
15.   Average number of employees
South Africa 34,186 32,082
Continental Africa 16,621 16,539
Australasia 494 509
Americas 7,896 7,389
Other, including corporate and non-gold producing subsidiaries 6,625 4,723
65,822 61,242
Rounding of ﬁgures may result in computational differences.
2012 ANNUAL FINANCIAL STATEMENTS

}

$
United States dollars
A$ or AUD
Australian dollars
ADS
American Depositary Share
ADR
American Depositary Receipt
AIFR
All injury frequency rate
ARS
Argentinean peso
ASX
Australian Securities Exchange
Au
Contained gold
BBSY
Bank bill swap bid rate
BEE
Black Economic Empowerment
BRL
Brazilian real
bn
Billion
C$ or CAD
Canadian dollars
capex
Capital expenditure
CDI
CHESS Depositary Interests
CHESS
Clearing House Electronic Settlement
System
DMTNP
Domestic medium-term notes programme
ERP
Enterprise resource planning
FASB
Financial Accounting Standards Board
FIFR
Fatal injury frequency rate
g
Grams
g/t
Grams per tonne
GHC, cedi or ¢
Ghanaian cedi
GhDS
Ghanaian Depositary Share
GhSE
Ghana Stock Exchange
IASB
International Accounting Standards Board
IFRS
International Financial Reporting Standards
IOE
International Organisation of Employees
JORC
Australasian Code for Reporting
Exploration Results, Mineral Resources
and Ore Reserves
JIBAR
Johannesburg Interbank Agreed Rate
JSE
JSE Limited
King Code
South African King Code on Corporate
Governance, 2009 (King III)
kg
Kilograms
LSE
London Stock Exchange
LIBOR
London Interbank Offer Rate
LOM
Life of mine
M or m
Metre or million, depending on the context
Moz
Million ounces
Mt
Million tonnes or tons
Mtpa
Million tonnes/tons per annum
N$ or NAD
Namibian dollars
NYSE
New York Stock Exchange
oz
Ounces (troy)
oz/t
Ounces per ton
oz/TEC
Ounces per total employee costed
R, ZAR or Rand
South African rands
SAMREC
South African Code for the Reporting of
Mineral Resources and Mineral Reserves
2007 Edition
SEC
United States Securities and Exchange
Commission
SOX
Sarbanes-Oxley Act of 2002
t
Tons (short) or tonnes (metric)
tpm
Tonnes/tons per month
tpa
Tonnes/tons per annum
tpd
Tonnes/tons per day
US/USA/
United States
United States of America
VCR
Ventersdorp Contact Reef
ABBREVIATIONS
{

OTHER

SHAREHOLDERS AT 31 DECEMBER 2012
According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are in excess of 5% of the ordinary issued share capital of the company:
Ordinary shares held
31 December 2012
31 December 2011
Number %
Number %
The Bank of New York Mellon*
153,711,993
40.10
164,886,294
43.14
Paulson & Co., Inc
28,607,495
7.46
32,570,668
8.52
Allan Gray Unit Trust Management Limited
20,510,646
5.35
24,710,806
6.46
Investec Asset Management Pty Limited (South Africa)
20,108,121
5.25
11,202,939
2.93
Public Investment Corp. of South Africa
20,050,361
5.23
16,140,223
4.22
* Shares held through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti’s ADS custodian.
Top 20 shareholders
The 20 largest holders of the ordinary share capital of the company as at 31 December 2012 were:
Number
%
1
Paulson & Co., Inc.
28,607,495
7.46
2
Allan Gray Unit Trust Management Limited
20,510,646
5.35
3
Investec Asset Management (Pty) Limited (South Africa)
20,108,121
5.25
4
Public Investment Corp. of South Africa
20,050,361
5.23
5
Van Eck Global
14,967,355
3.90
6
NWQ Investment Management Co. LLC
12,280,539
3.20
7
Government of Singapore Investment Corp. Pte Limited
10,097,889
2.63
8
BlackRock Fund Advisors
9,968,294
2.60
9
The Vanguard Group, Inc.
9,894,763
2.58
10
Old Mutual Investment Group South Africa (Pty) Limited
9,829,411
2.56
11
Franklin Advisors, Inc.
9,103,024
2.37
12
Fidelity Management & Research Co.
8,167,239
2.13
13
Abax Investments (Pty) Limited
7,068,857
1.84
14
T. Rowe Price Associates, Inc.
7,058,578
1.84
15
Government of Ghana
6,373,650
1.66
16
First State Investment Management (UK) Limited
4,984,118
1.30
17
Tradewinds Global Investors LLC
4,746,406
1.24
18
BlackRock Investment Management (UK) Limited
4,707,895
1.23
19
Kagiso Asset Management (Pty) Limited
4,210,037
1.10
20
Wells Capital Management, Inc.
4,156,971
1.08
The above list of shareholders does not necessarily reﬂect the beneﬁcial shareholders.
SHAREHOLDER INFORMATION
2012 ANNUAL FINANCIAL STATEMENTS

}

Analysis of ordinary shareholdings as at 31 December 2012
Number of
shareholders
% of total
shareholders
Number of
shares issued
% of shares
issued
1     –
100
2,947
30.91
151,383
0.04
101     –
500
3,807
39.93
882,097
0.23
501     –
1,000
767
8.04
582,373
0.15
1,001     –
5,000
833
8.74
1,873,259
0.49
5,001     –      10,000
221
2.32
1,593,174
0.42
10,001     –     100,000
690
7.23
24,775,308
6.46
Over 100,000
270
2.83
353,463,368
92.21
Total 9,535
100.00
383,320,962
100.00
SHAREHOLDER SPREAD AT 31 DECEMBER 2012
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
Class
Number of
shares
% of shares
issued
Number of
holders
% of
shareholders
Ordinary shares
Non-public shareholders:
– Directors and prescribed ofﬁcers
152,062
0.04
6
0.06
– Strategic holdings
6,373,650
1.66
1
0.01
Public shareholders
376,795,250
98.30
9,528
99.93
Total
383,320,962
100.00
9,535
100.00
A redeemable preference shares
}
All shares are held by a wholly-owned subsidiary company
B redeemable preference shares
STOCK EXCHANGE LISTINGS AT 31 DECEMBER 2012
The primary listing of the company’s ordinary shares is on the Johannesburg Stock Exchange (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests
(1)
(CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
To facilitate trading on the London Stock Exchange and settlement in CREST, AngloGold Ashanti has established a Depositary Interest
(DI) facility which is administered by Computershare Investor Services PLC. The DI facility became effective on 17 September 2012, via a change of trading platform. Shareholders wishing to trade in AngloGold Ashanti shares on the London Stock Exchange will be able to do so by converting their ordinary shares into dematerialised DIs on a one-for-one basis.
(1)
Clearing House Electronic Subregister System.
{

OTHER

SHAREHOLDER INFORMATION continued
Stock exchange information at 31 December
2012
2011
2010
2009
2008
JSE (Share code: ANG)
Rands per share:
Market price – high 365.00 391.82 366.31 369.00 349.00
– low 251.99 273.33 266.40 232.06 150.11
– year-end 262.34 343.40 326.90 306.29 252.00
Shares traded – 000 338,986 323,893 270,652 376,590 306,655
London Stock Exchange
(Share code: AGD)
Pounds per share:
Market price – high 28.98 30.17 32.32 28.53 23.08
– low 18.06 25.11 23.15 16.64 9.93
– year-end 19.75 29.36 31.79 27.06 16.66
Shares traded – 000 256 646 2,359 643 5
Ghana Stock Exchange
(Share code: AGA)
(listing commenced 27 April 2004)
Ghana cedis per share:
Market price – high 37.00 34.00 34.00 30.00 30.00
– low 34.00 34.00 30.00 30.00 30.00
– year-end 37.00 34.00 34.00 30.00 30.00
Shares traded – 000 600 17 9 118 –
New York Stock Exchange
(Share code: AU)
US dollars per ADS:
Market price – high 47.17 51.69 52.86 47.52 51.35
– low 29.51 38.97 34.11 27.88 13.37
– year-end 31.37 42.45 49.23 40.18 27.71
ADSs traded – 000 476,505 496,614 504,186 706,541 588,403
Each ADS is equal to one ordinary share
Australian Securities Exchange
(Share code: AGG)
Australian dollars per CDI:
Market price – high 8.65 9.69 10.50 11.50 11.31
– low 5.63 7.00 7.65 6.80 4.25
– year-end 5.91 8.05 9.84 9.00 7.60
CDIs traded – 000 3,774 1,848 6,023 6,574 5,854
Each CDI is equal to one-ﬁfth of one ordinary share
Ghana Stock Exchange
(Share code: AADS)
(listing commenced 27 April 2004)
Ghana cedis per GhDS:
Market price – high 0.53 0.60 0.60 0.35 0.35
– low 0.50 0.50 0.30 0.30 0.35
– year-end 0.52 0.50 0.60 0.30 0.35
GhDSs traded – 000 320 172 921 477 183
Each GhDS is equal to
one-hundredth of one ordinary share
2012 ANNUAL FINANCIAL STATEMENTS

}

Shareholder diary
Financial year-end
31 December
Annual reports 2012
Published on or about:
11 April 2013
Annual general meeting
11:00 SA time
13 May 2013
Quarterly reports
Released on or about:
– Quarter ending 31 March 2013
13 May 2013
– Quarter ending 30 June 2013
7 August 2013
– Quarter ending 30 September 2013
6 November 2013
– Quarter ending 31 December 2013
19 February 2014
Dividends
Dividend number
Declared
Last date to
trade ordinary
shares cum dividend
Payment
date to
shareholders
Payment
date to
ADS holders
2012 Final – number 116
18 February 2013
8 March 2013
28 March 2013
2 April 2013
2013 Q1 Interim – number 117*
*10 May 2013
*24 May 2013
*14 June 2013
*17 June 2013
2013 Q2 Interim – number 118*
* 2 August 2013
*23 August 2013
*13 September 2013
*16 September 2013
2013 Q3 Interim – number 119*
* 4 November 2013
*22 November 2013
* 13 December 2013
*16 December 2013
* Dividend and date of payment are subject to board approval.
Dividend policy
Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company’s ﬁnancial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the company changed the timing of dividend payments to quarterly rather than half-yearly. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board’s ongoing assessment of AngloGold
Ashanti’s earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act of 2008 (as amended), the amount of reserves available for dividend, based on the going-concern assessment, and restrictions placed by the conditions of the convertible bonds, other debt facilities, protection of the investment grade rating and other factors.
Withholding tax
On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders.
This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold
Ashanti’s South African operations, thereby potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders, subject to certain exceptions.
{

OTHER

SHAREHOLDER INFORMATION continued
ANNUAL GENERAL MEETING
Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 13 May 2013 in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Voting rights
The South African Companies Act 71 of 2008 (as amended) provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to.
If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Holders of E ordinary shares are entitled to vote at meetings, but do not hold the right to veto. Options granted in terms of the share incentive scheme do not carry rights to vote.
CHANGE OF DETAILS
Shareholders are reminded that the onus is on them to keep the company, through their nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on ﬁle are correct.
ANNUAL REPORTS
Should you wish to receive a printed copy of AngloGold Ashanti’s 2012 annual reports, please request same from the contact persons listed at the end of this report, or from the company’s website, or from companysecretary@anglogoldashanti.com, or PO Box 62117,
Marshalltown, Johannesburg, 2107.
2012 ANNUAL FINANCIAL STATEMENTS

}

ADMINISTRATIVE INFORMATION
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes
ISIN:
ZAE000043485
JSE:
ANG
LSE:
AGD
NYSE:
AU
ASX:
AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AAD
JSE Sponsor:
UBS (South Africa) (Pty) Limited
Auditors:
Ernst & Young Inc.
Ofﬁces
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone:             +27 11 637 6000
Fax:                      +27 11 637 6624
Australia
Level 13,
St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:              +61 8 9425 4602
Fax:                       +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:             +233 303 772190
Fax:                      +233 303 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone:             +44 20 7499 3916
Fax:                      +44 20 7491 1989
E-mail:                   jane.kirton@corpserv.co.uk
DIRECTORS
Executive
M Cutifani (Chief Executive Ofﬁcer)
~
S Venkatakrishnan (Chief Financial Ofﬁcer)
* §
AM O’Neill (Executive Director:
Business and Technical Development)
~
Non-executive
TT Mboweni (Chairman)
^
FB Arisman
#
R Gasant
^
NP January-Bardill
^
MJ Kirkwood
*
WA Nairn
^
Prof LW Nkuhlu
^
F Ohene-Kena
±
SM Pityana
^
RJ Ruston
~
* British
# American
§ Indian
~ Australian
^ South African           ± Ghanaian
Ofﬁcers
Group General Counsel and Company Secretary
ME Sanz Perez
Investor relations contacts:
South Africa
Fundisa Mgidi
Telephone:              +27 11 637 6763
Mobile:                    +27 82 374 8820
E-mail:                    fmgidi@anglogoldashanti.com
United Kingdom
Michael Bedford
Telephone:              +44 1225 93 8483
Mobile:                   +44 779 497 7881
E-mail:                   mbedford@anglogoldashanti.com
United States
Stewart Bailey
Telephone:              +1 212 858 7701
Mobile:                   +1 646 338 4337
E-Mail:                    sbailey@anglogoldashantina.com
Sabrina Brockman
Telephone:              +1 212 858 7702
Mobile:                    +1 646 379 2555
E-mail:                    sbrockman@anglogoldashantina.com
General e-mail enquiries:
Investors@anglogoldashanti.com
AngloGold Ashanti website:
www.anglogoldashanti.com
Company secretarial e-mail:
Companysecretary@anglogoldashanti.com
AngloGold Ashanti publishes important information about the company on the main page of its website www.anglogoldashanti.com under the “Investors” tab. This information is updated regularly. Investors are encouraged to regularly visit the website to access this information.
{

OTHER

NOTES
2012 ANNUAL FINANCIAL STATEMENTS

}

6409/12
GUIDE TO USING OUR REPORTS
The Annual Integrated Report, the primary document in
the suite of reports which has been produced in line with
the recommendations of the King Code of Governance for
South Africa, 2009 (King III) and the Listings Requirements
of the Johannesburg Stock Exchange (JSE), the home of
our primary listing. We have taken cognisance of local and
international recommendations on integrated reporting in
developing our report content, and the style of reporting. It contains an holistic view of our business – now and in the
future – containing operational, ﬁnancial and non-ﬁnancial
information. As this is a group-level report, operational targets and performance are discussed at a group level. This report is available online and, on request, as a printed report.
Stakeholders seeking more detailed and speciﬁc information
are referred to the reports listed below.
This report, the Annual Financial Statements, which has
been prepared in accordance with: the International Financial
Reporting Standards (IFRS); the South African Companies Act,
No 71 of 2008 (as amended); and the Listings Requirements
of the JSE. This report is submitted to the JSE in South Africa, as well as the London, New York, Ghana and Australian stock
exchanges on which AngloGold Ashanti is listed. This report is available online and, on request, as a printed report.
Our Sustainability Report, which provides insight into our
approach to sustainability, and objectives, strategy and
performance. This global report focuses on those sustainability issues that we have determined to be most important to us,
and to our stakeholders. This report is available online and, on request, as a printed report.
Our Online Sustainability Report, which provides a more
comprehensive view of our business, has been produced
in accordance with the Global Reporting Initiative’s (GRI)
3.0 guidelines, as well as GRI’s Mining and Metals Sector
Supplement, the Sustainable Development Framework of
the International Council on Metals and Mining (ICMM), the
principles of the United Nations Global Compact (UNGC) and
the Extractive Industries Reporting Initiative (EITI). This report is available online.
Our Mineral Resource and Ore Reserve Report,
which records our Mineral Resource and Ore Reserve in
accordance with the South African Code for Reporting of
Exploration Results, Mineral Resources and Mineral Reserves
(The SAMREC Code, 2007 edition), and the Australasian Code
for Reporting of Exploration Results, Mineral Resources and
Ore Reserves (The JORC Code, 2004 edition). This report has
been prepared, reviewed and conﬁrmed by the Competent
Persons as deﬁned in terms of these codes.
Our Operational Proﬁles, which provide detailed ﬁnancial and non-ﬁnancial information on each of our operations and projects.
These will be made available online at www.aga-reports.com,
and will be downloadable in a pdf format.
A Notice of Meeting to shareholders together with the
relevant voting instruction forms for the stock exchanges at which the company is listed. These provide details of the
forthcoming annual general meeting and of the resolutions on which shareholders are to vote.
Additional supporting material, including the document entitled
“Risk factors related to AngloGold Ashanti’s suite of 2012
reports”, which is incorporated by reference into these Annual
Financial Statements, is available on AngloGold Ashanti’s online corporate report website www.aga-reports.com.
In compliance with the rules governing its listing on the NYSE and in accordance with the accounting principles generally
accepted in the United States, AngloGold Ashanti prepares
an annual report on Form 20-F which is ﬁled each year. The
full suite of 2012 reports will be furnished to the United States
Securities and Exchange Commission (SEC) on a Form 6-K.
Brieﬂy, this suite of AngloGold Ashanti annual reports
to stakeholders 2012 comprises the following:
The inside pages of this report were printed on Triple Green Silk 115gsm.
A local double coated, high-white, wood-free coated art paper produced by
Sappi at the Stanger Mill in South Africa. ISO 9001 and 14001 certiﬁcation.
PEFC, Sustainable Forest Initiative, FSC and CoC standards compliant.
Sappi Stanger Mill is one of the only mills in the world that uses bagasse as its primary source of pulp. The pulp is a by-product of sugar production, being the ﬁbrous material remaining after raw sugar has been extracted from sugar cane. This paper is free of both acid and elemental chlorine and is recyclable.
Our primary platform for reporting is
our online report at www.aga-reports.com

SHARE REGISTRARS
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone:              0861 100 950 (in SA)
Fax:                       +27 11 688 5218
Website:                 queries@computershare.co.za
United Kingdom
Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone:              +44 (0) 870 889 3177
Fax:                       +44 (0) 870 873 5851
Depository Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone:              +44 (0) 870 702 0000
Fax:                       +44 (0) 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone:              +61 8 9323 2000
Telephone:              1300 55 2949 (in Australia)
Fax:                       +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone:              +233 302 229664
Fax:                       +233 302 229975
ADR Depositary
The Bank of New York Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone:              +1 800 522 6645 (Toll free in USA)
                             or +1 201 680 6578 (outside USA)
E-mail:                   shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and dividend
reinvestment plan for AngloGold Ashanti.
Telephone:              +1-888-BNY-ADRS
2012
{
ANNUAL
INTEGRATED
REPORT
ANNUAL
INTEGRATED
REPORT
•
Regional review of
operations
•
Non-GAAP summary
•
Approach to risk
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Letters from Chairman
and CEO
IR
YOU
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2012
{
ANNUAL
FINANCIAL
STATEMENTS
ANNUAL
FINANCIAL
STATEMENTS
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Assurance statement
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Remuneration report
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Corporate governance
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Financial results
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Non-GAAP disclosure
FS
2012
{
ONLINE
SUSTAINABILITY
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ONLINE
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Assurance statement
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GRI compliance
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Sustainability performance
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UNGC compliance
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ICMM compliance
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Case studies
OS
2012
{
MINERAL RESOURCE
AND ORE RESERVE
REPORT
MINERAL RESOURCE
AND ORE RESERVE
REPORT
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Proved and Probable
Ore Reserve
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Measured, Indicated and
Inferred Mineral Resource
RR
2012
{
SUSTAINABILITY
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SUSTAINABILITY
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Letter from CEO
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Material sustainability
issues
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Approach to risk
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Sustainability performance
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Panel feedback
SR

2012
ANNUAL
FINANCIAL
STATEMENTS
2012
}
ANNUAL
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 11, 2013
By:
/s/ M E SANZ PEREZ
Name:    M E Sanz Perez
Title:      Group General Counsel and Company
              Secretary